9/21

06017659

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northern Rock plc

*CURRENT ADDRESS Northern Rock House
Gosforth, Newcastle upon Tyne
NE3 4PL United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 25 2006
THOMSON
FINANCIAL

FILE NO. 82- 35026 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ]
AR/S (ANNUAL REPORT) [X]
12G32BR (REINSTATEMENT) [ ]
SUPPL (OTHER) [ ]
DEF 14A (PROXY) [ ]

OICF/BY: [signature]
DATE: 10/19/06

RECEIVED
2006 SEP 21 A 9:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE
ARIS
12-31-05



Northern Rock plc
Annual Report and Accounts 2005

CONTENTS



Atrium reception mural – part of £30m head office extension opened March 2005

COMPANY STRATEGY

Northern Rock is a specialised lender providing funds for residential mortgages, secured commercial lending and personal finance. We obtain funds from both on-shore and off-shore personal savings, wholesale money markets, covered bonds and from the securitisation of mortgage assets.

The Northern Rock strategy encompasses efficiency, growth and value for both customers and shareholders.

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency is enhanced by low cost, effective distribution and enables competitive pricing. Capital efficiency is achieved by optimising the use of debt and equity capital.

By growing lending and improving the mix of higher margin products, Northern Rock aims to grow earnings and improve returns to shareholders, at the same time as providing innovative and consumer friendly products to our customers.



Cost control
Enhanced eps growth
Improved returns
Enhanced capital efficiency
Competitive products, product innovation and transparency
asset growth

THE VIRTUOUS CIRCLE

MISSION STATEMENT

Northern Rock is a specialised lending and savings bank which aims to deliver superior value to customers and shareholders through excellent products, efficiency and growth.

Sponsorship of Baltic during the Tall Ships Festival July 2005






northern
rock



Dr M W Ridley

CHAIRMAN'S STATEMENT

Northern Rock's results for 2005 further reinforced our position as the most cost effective mortgage lender in the UK. We remained focussed on residential loans, commercial lending and personal credit, raising funds through our four main funding arms – retail funding, wholesale funding, securitisation and covered bonds. Once again, we hit all of our strategic goals and grew both assets and profits to record levels. I congratulate the executive team on another impressive performance despite strong competition and increased regulation.

As one of the lowest-cost lenders in Europe, we can run our business on some of the tightest interest margins in the world, giving both savers and borrowers excellent value. Since 2001 Northern Rock has halved its interest margin while improving its cost to income ratio.

As I remarked last year, Northern Rock is a global company in terms of where it raises funds, a national company in terms of where it lends but a regional company in terms of where it mainly employs people. During 2005 we opened a capacious extension to our working facilities at Northern Rock House in Gosforth, which will be developed further in the coming years, and announced the development of a new office complex at Rainton Bridge in Sunderland. The first phase is planned to open in 2007.

ECONOMIC AND MARKET BACKGROUND

The UK economy looks set to continue growing in 2006. With the Bank of England Base Rate still low by historical standards, continued low unemployment, well controlled inflation and stable economic growth, the residential mortgage market remains liquid. House price inflation has eased, but we still see little prospect of a severe correction in house prices, given that mortgages remain comparatively affordable and that credit quality remains good.

We fund our lending from retail deposits, wholesale funding, securitisation and covered bonds. All four funding arms are working well, and give us access to large international markets so that the supply of affordable funding does not constrain the growth of high quality lending.


northern
rock
9
10

Main sponsors of Newcastle United FC

CHAIRMAN'S STATEMENT (continued)

SOCIAL RESPONSIBILITY

Northern Rock's primary social responsibility remains to prosper and share that prosperity with shareholders and other stakeholders. By offering competitive rates, we benefit customers. By achieving sustainable growth, we can create employment mainly in our regional base, offer excellent working conditions and contribute to the local economies in which we operate.

We believe that Northern Rock will prosper by recruiting from all sections of the community, by adopting flexible employment practices that suit those who want to balance life and work, by providing good facilities for staff and by minimising harmful impacts on the environment from our activities. There is therefore no conflict between creating shareholder value and being socially responsible. To ensure that we set the highest possible standards of personal and corporate ethics, provide good customer service and give employees a good working environment, we encourage assessments by external agencies and support Diversity and Work-Life Balance Initiatives.

The significant expansion of our Head Office in Gosforth provided the region with around 500 new jobs during 2005 and the new office development in Sunderland will create capacity for an additional 2,500 new jobs in the region.

We also remember those not benefiting directly from our prosperity. In 2005, Northern Rock was the second most charitable FTSE 100 company, because of its donation of 5% of pre-tax profits to The Northern Rock Foundation. In 2005 this amounted to a remarkable £24.7 million, allowing the Foundation to continue its empowerment of charities and community causes in the North-East and Cumbria. I am particularly pleased that in addition to our corporate stance, our staff continue to take part in voluntary initiatives, fund-raising, mentoring and secondment programmes, and that the Foundation now doubly matches staff giving.

CORPORATE GOVERNANCE

We continue to comply in full with the Combined Code on Corporate Governance except where disclosed in the Corporate Governance Statement. The Board's procedures and practices ensure that it identifies and controls risks to the business in a transparent and accountable way. The results of our Board evaluation and appraisal process are summarised in the Corporate Governance statement.

Sir Ian Gibson will succeed Sir George Russell as the Company's Senior Independent Director on 25 April 2006, at the conclusion of the Company's AGM, when Sir George will retire from office. Sir Ian became a Non-Executive Director of the Company in September 2002. I would like to thank Sir George sincerely for 21 years of outstanding service on the Board of Northern Rock plc and Northern Rock Building Society before that.

We intend to hold another Corporate Governance day in London in October 2006, to review Corporate Governance with our major shareholders.

TREATING CUSTOMERS FAIRLY

The high-level principles set out by the Financial Services Authority require that all regulated firms treat their customers fairly. I am pleased to report that the fair treatment of customers is already embedded in the culture of Northern Rock. This is clearly demonstrated through our open, transparent approach and through our various customer pledges – which are unique in the industry – as well, of course, as our competitive prices. However, we will continue to develop our methods to ensure we comply in full with all key principles. Consumer confidence is of great importance to our business and we remain committed to fair and decent treatment of our customers.

DIVIDEND

Your Board is recommending a final dividend of 20.7 pence per share, making a total for the year of 30.1 pence – an increase of 13.6 % on 2004.

CONCLUSION

We have once again grown the company strongly in 2005. Our strategy remains to keep costs low, invest in product and process innovation, give our customers transparency and so add low-risk assets to our balance sheet to provide attractive returns to our shareholders. We fund this growth through retail, wholesale, covered bonds and securitisation.

I pay tribute to all the employees of Northern Rock who contributed to this success in 2005.

CHIEF EXECUTIVE'S REPORT



Adam J Applegarth

In 2005 Northern Rock delivered excellent results including:

- RECORD UNDERLYING ATTRIBUTABLE PROFITS OF £308.1 MILLION – AN INCREASE OF 13.6% OVER 2004 PROFORMA RESULTS
- UNDERLYING ASSETS OF £81.1 BILLION – AN INCREASE OF 24.9%
- RECORD NET LENDING OF £14.6 BILLION – AN INCREASE OF 12.6% AND A MARKET SHARE OF 14.5%
- RATIO OF COSTS TO ASSETS IMPROVED TO 0.34% (2004 – 0.37%)
- UNDERLYING RETURN ON EQUITY OF 20.8%
- TOTAL UNDERLYING EARNINGS PER SHARE 74.3P – AN INCREASE OF 13.1% OVER 2004 PROFORMA RESULTS
- TOTAL DIVIDEND PER SHARE 30.1P – AN INCREASE OF 13.6%
- THE NORTHERN ROCK FOUNDATION – SUPPORTING CHARITABLE CAUSES – TO RECEIVE £24.7 MILLION

OVERVIEW

2005 has been another good year for Northern Rock. In a competitive environment, we have continued to deliver against our strategic targets and we are pleased to announce results that once again show strong growth, record profit and improved underlying earnings per share.

These results reflect our clear strategy. Our focus is to deliver shareholder value through high quality growth, driving down unit costs to improve cost efficiency, and delivering a strong return on equity. This has been achieved whilst maintaining high credit quality, through responsible lending and our commitment to retaining existing customers. We have also kept good customer service levels. The principles of transparency and treating customers fairly are well embedded in the culture and operations of our business.

Cost efficiency remains key to our strategy. Effective cost control drives down unit costs, which allows us to offer an excellent range of innovative, price driven products that enhance our ability to attract and retain high quality customers.

Our core products, mortgages and retail savings, all performed well in 2005, supported by our multi-channel distribution strategy. We continued to expand our franchise throughout the year, opening several specialist mortgage branches in key cities. We strengthened links with mortgage clubs and expanded our mortgage operation to Northern Ireland, where we offer our full range of competitive lending products.

Our core products are complemented by the sale of protection products, offered in conjunction with our insurance partners. These are sold on a needs-driven basis, offering choice and transparency to our customers.


We back England's finest from Durham and Middlesex CCC


We did it
HARMISON
10
STRAUSS
6
5
WE BACK ENGLAND'S FINEST

CHIEF EXECUTIVE'S REPORT (continued)

During 2005, we invested significantly in people, systems and premises, to support increased business volumes. We have continued to expand our e-business links with both intermediaries and direct customers. At the end of 2005, over 50% of all mortgage applications were being submitted online, enhancing customer service and further improving cost efficiency.

The introduction of the new 'Northern Rock Online' system for intermediaries offers instant online decisions and excellent case tracking facilities, which improves service and efficiency. Our aim is to have the majority of intermediaries using the system as their main channel for business with Northern Rock.

In addition to the expansion of our Gosforth headquarters, we announced the development of a new office complex at Rainton Bridge, in Sunderland. When the first phase opens in 2007, the new facility will have potential for up to 2,500 new jobs.

LENDING

During 2005 we once again delivered record levels of low risk lending. Gross lending was £26,879 million, an increase of 15.2% over the previous year, with net lending of £14,555 million, an increase of 12.6%. We achieved gross residential lending of £23,618 million, an increase of 17.8% over 2004 and net residential lending of £13,350 million, an increase of 17.3%, which represented 14.5% of the UK market.

In residential lending, we continued to apply the proven stance of mixing competitively priced mortgages with lifestyle and bundled credit products. Our mix during the first half of 2005 reflected customers' preference for fixed rate products, which shifted in the second half towards our lifestyle range, including Together.

We expect the gross mortgage market to remain competitive and whilst interest rates remain low by historical standards, there is still a considerable incentive to refinance existing loans. As a result the remortgage market, which accounted for around 45% of UK gross lending in 2005, will remain strong. Our transparent product stance and competitive pricing will enable us to attract and retain a high proportion of these customers.

Appetite to lend must be adapted to economic conditions and as a result, we adopted a more cautious approach to both commercial and personal unsecured lending during 2005. Even so, we achieved growth in both of these books, maintaining good quality and an appropriate balance relative to our overall assets.

FUNDING

2005 saw a strong performance in each of our four funding arms – retail funding, wholesale funding, securitisation and covered bonds.

Retail funding remains important to us. We attract funds through our broad distribution platform, offering attractive savings products through branch, postal, telephone and online channels. We funded strongly during the year, attracting £2,809 million of new retail funds – a record full year performance – resulting in total retail balances of £20.1 billion at the year end. We displayed particular strength in fixed rate bonds and Silver Savings accounts for the over 50s. Our contractual guarantees and unique savings pledge ensure we remain at the forefront of the industry in treating customers fairly.

Our Treasury operations achieved a good balance of traditional wholesale funding. It is not a separate profit centre and is predominantly engaged in managing interest rate risk and currency risks for the business. We have continued to develop our non-retail funding in international markets setting up a Canadian Commercial Paper programme in May 2005, to complement our established programmes in Europe, the US and the Asian markets.

Our securitisation programme continued to provide a strong source of funding, reflecting investor appetite and the high quality of our loan books. During 2005 we issued £13.5 billion of securitised notes, with issuance from residential and commercial loan portfolios. We also enhanced our ability to fund by issuing our first private placement. Advances to customers subject to securitisation now amount to £39.1 billion, representing 56% of our lending portfolios. In addition, we also undertook two Covered Bond transactions broadening the geographical distribution and timespan of our funding.

As leading innovators, we executed "Whinstone" a first deal of its type in the UK securitisation market during 2005. This involved the transfer of a substantial proportion of the residual risk in securitisations, completed up to the end of 2004, to third party investors. We are committed to continue this process going forward. In recognition of this and the low risk nature of our assets, Standard & Poor's rating agency moved Northern Rock's long term credit rating to 'positive outlook'.

CREDIT QUALITY

The credit quality of our assets remains strong. Asset quality is key to our strategy and therefore, our asset growth has not been achieved at the expense of quality. Through well controlled, targeted lending, we have achieved high growth, whilst maintaining quality and controlling arrears.

We use scorecards in residential and personal lending, with rigorous underwriting controls focussed on higher risk and marginal cases. These are supported by tests for consumer indebtedness and affordability. Our behavioural rescoring models ensure that emerging default and loss profiles are identified quickly and fed back into the front end underwriting process. No significant credit deterioration was identified in 2005.

The arrears performance of our residential lending book reflected this combination of sound lending controls, with 0.39% of accounts three months or more in arrears compared with 0.37% in December 2004. Our residential arrears remain below half the industry average.

The proportion of personal unsecured loan arrears and commercial loan arrears also remain very low, reflecting our consistent policy of attracting only high quality lending in these areas. Our provisioning policies (using data from our Basle II capital models) remain prudent.

Our strategy is predicated on high quality asset growth supported by low operating costs and low cost of bad debt. We do not compromise the stance on quality to achieve asset growth.

BASLE II

Northern Rock expects to benefit from the new capital requirements of Basle II and we continue to make good progress towards meeting all of the necessary criteria. We intend to adopt the Internal Ratings Based (IRB) approach for credit risk and have implemented the core credit models to ensure compliance with Pillar 1 of the accord. The models are now embedded within our risk management processes. Given the high quality of our balance sheet and our responsible lending policies, we continue to expect a reduction in risk weightings under the new rules.

OUTLOOK

As we expected, the housing market has been resilient. UK economic fundamentals are set to remain supportive. Interest rates and unemployment are both likely to remain at low levels. Household incomes should continue to grow and housing demand is likely to outstrip supply in the medium-term. Low debt servicing costs means that mortgage affordability remains good. Against this background, we anticipate little change in the overall credit quality and performance of our lending. Remortgaging is likely to remain active going forward as borrowers continue to manage household budgets.

I am pleased to be able to report another year of sustained business performance. We are focussed on delivering our strategic targets, which remain unchanged. We continue to build on the foundations of our unit cost advantage, together with our proven ability to attract and retain high quality customers. Our international funding platform, multi-channel distribution platform and sustained investment in buildings, systems and people give us confidence that our business model will continue to deliver high quality growth and enhanced shareholder value.

EXECUTIVE DIRECTORS

C Taylor
Company Secretary

D F Baker
Deputy Chief Executive

R F Bennett
Group Finance Director

A M Kuipers
Commercial Director

K M Currie
Treasury Director

A J Applegarth
Chief Executive



THE BOARD

During 2005, the number of meetings attended by each Director was as follows:

	Board	Audit	Nominations	Remuneration	Risk
Number of meetings held in 2005	**11**	**6**	**1**	**2**	**4**
Non – Executive Directors					
Dr M W Ridley, BA, D.Phil – Chairman	11		1		
Sir George Russell, CBE, D.Eng., BA – Senior Independent Director	8			1	2
N A H Fenwick, MA	11	6		2	
Sir Ian Gibson, CBE	9	6	1	2	3
N Pease, BA	10	5		2	
M J Queen, BA, FCA (Appointed 5 January 2005)	10	6		2	
R A Radcliffe, CBE, MA, MPhil, FIMC (Appointed 1 March 2005)	10			1	4
Sir Derek Wanless, MA, FCIB, MIS	11	6	1	2	4
Executive Directors					
A J Applegarth, BA	11				4
D F Baker, BSc, FCIB	11				4
R F Bennett, FCA, ACMA, IPFA	11				4
K M Currie (Appointed 5 January 2005)	11				
A M Kuipers (Appointed 5 January 2005)	11				

THE BOARD

Dr M W Ridley, BA, D.Phil

Matt Ridley (aged 48), was appointed Chairman of the Company on 27 April 2004. He was appointed as a Non-Executive Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society on 1 June 1994. Dr Ridley is an author and businessman who also holds other Non-Executive Directorships which include Northern Investors Company PLC, Northern 2 VCT plc and P A Holdings Limited. He is Chairman of both the Nominations and Chairman's Committees.

A J Applegarth, BA

Adam Applegarth (aged 43), has worked for Northern Rock for 22 years. He became an Executive Director of Northern Rock Building Society in January 1996, was appointed as an Executive Director of Northern Rock plc in October 1996 and subsequently became the Company's Chief Executive in March 2001. Mr Applegarth is a Non-Executive Director of Persimmon plc and a governor of the Royal Grammar School, Newcastle upon Tyne. Mr Applegarth is a Member of both the Chairman's and Risk Committees.

D F Baker, BSc, FCIB

David Baker (aged 52), was appointed as the Company's Deputy Chief Executive in September 2005. He became an Executive Director of Northern Rock Building Society in January 1996 and was appointed as an Executive Director of Northern Rock plc in October 1996. He is a Fellow of the Chartered Institute of Bankers. In his present role he is responsible for the direction and management of the Company's operations and in particular, Retail Savings, Credit, Customer Services, Personnel, Premises and Legal and Compliance. Mr Baker is Chairman of The Newcastle Employment Bond Limited and a Trustee of the University of Newcastle upon Tyne Development Trust. Mr Baker is a Member of both the Chairman's and Risk Committees.

R F Bennett, FCA, ACMA, IPFA

The Group Finance Director, Bob Bennett (aged 58), is a Chartered Accountant. He became an Executive Director of Northern Rock Building Society in November 1993 and was appointed as an Executive Director of Northern Rock plc in November 1996. In his present role, he is responsible for Finance, Treasury, Securitisation, Internal Audit, Risk Management and Institutional Relations. Mr Bennett is also a Trustee of the Northern Rock Pension Scheme and a Non-Executive Director of Greggs plc. Mr Bennett is a Member of both the Chairman's and Risk Committees.

K M Currie

Keith Currie (aged 49), was appointed to the Board as an Executive Director in January 2005. Mr Currie is responsible for the management of the Company's Group Treasury function including liquidity, wholesale funding, derivative portfolios and the management of the Company's securitisation funding and covered bond programmes. Mr Currie is a Member of both the Chairman's and Risk Committees.

A M Kuipers

Andy Kuipers (aged 48), was appointed to the Board as an Executive Director in January 2005. He is responsible for the co-ordination and direction of the Group's sales, marketing, products and mortgage retention activities. Mr Kuipers is a Member of both the Chairman's and Risk Committees.

N A H Fenwick, MA

Adam Fenwick (aged 45), was appointed to the Board as a Non-Executive Director in November 2003. He is Group Managing Director of Fenwick Limited and a Non-Executive Director of John Swire and Sons Limited. He is also a Trustee of Newcastle Theatre Royal Trust Limited. Mr Fenwick is a Member of both the Audit and Remuneration Committees.

Sir Ian Gibson, CBE

Sir Ian Gibson (aged 59), was appointed to the Board as a Non-Executive Director in September 2002. He is a Non-Executive Director of GKN plc. He was also a member of the Court of the Bank of England from 1999 to 2004. Sir Ian is a Member of the Audit, Nominations, Risk, and Remuneration Committees.

N Pease, BA

Nichola Pease (aged 44), is Chief Executive of J O Hambro Capital Management Limited. She was appointed as a Non-Executive Director of Northern Rock plc in February 1999. Ms Pease is Chairman of the Remuneration Committee and is a Member of the Audit Committee.

M J Queen, BA, FCA

Michael Queen (aged 44) is Head of Growth Capital of 3i Group plc. He was appointed to the Board as a Non-Executive Director in January 2005. Mr Queen is a Member of both the Audit and Remuneration Committees.

R A Radcliffe, CBE, MA, MPhil, FIMC

Rosemary Radcliffe (aged 61) was appointed to the Board as a Non-Executive Director on 1 March 2005. She is currently the Chairman of NIAL Holdings plc and Newcastle International Airport Limited and a member of the Guernsey Financial Services Commission. Until July 2001, she was a Partner with PricewaterhouseCoopers, and served as a member of PwC's Global Board. She also acted as the first independent Complaints Commissioner for the UK Financial Services Authority. Miss Radcliffe is currently a member of the Remuneration and Risk Committees.

Sir George Russell, CBE, D.Eng., BA

The Senior Independent Director, Sir George Russell (aged 70), was appointed a Non-Executive Director of Northern Rock plc in November 1996 having previously joined the Board of Northern Rock Building Society as a Non-Executive Director in 1985. He is also Deputy Chairman of ITV plc. Sir George is a Member of both the Remuneration and Risk Committees.

Sir Derek Wanless, MA, FCIB, MIS

Sir Derek Wanless (aged 58), joined the Board as a Non-Executive Director in March 2000. He was previously Group Chief Executive of National Westminster Bank plc from 1992-1999. He is a Non-Executive Director of Northumbrian Water Group plc and will become Chairman after its 2006 Annual General Meeting. Sir Derek is Vice Chairman of the Statistics Commission and a Trustee of the National Endowment for Science, Technology and the Arts. Sir Derek is Chairman of both the Audit and Risk Committees and a Member of the Nominations and Remuneration Committees.

CORPORATE GOVERNANCE

Northern Rock plc (the Company) regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to the Company's shareholders for corporate governance. The following describes how the Company applies the principles and provisions contained in the Combined Code of Corporate Governance published in July 2003 (the Combined Code). The Listing Rules of the United Kingdom Listing Authority require listed companies to disclose how they comply with the Combined Code and, where they do not do so, to provide a clear explanation of why they do not comply.

For the period 1 January 2005 to 31 December 2005, the Company complied with all aspects of the Combined Code except for the requirement that the Senior Independent Director should attend meetings with a range of shareholders. In addition to the Corporate Governance Day in late 2004 held between shareholders, the Chairman and the Senior Independent Director, and the extensive programme of contact between Executive Directors and shareholders, it was not considered necessary for Sir George Russell to undertake an additional series of meetings with shareholders. He is available to shareholders at all times and sees regular feedback from them.

THE BOARD OF DIRECTORS

The Board of Directors meets regularly throughout the year and retains full and effective control over the Company and its subsidiaries (the Group). It is collectively responsible for the success of the Group and determines its strategy and policies whilst monitoring performance. The Board met eleven times during 2005 and, following the appointments of Mr Queen and Miss Radcliffe on 5 January and 1 March 2005 respectively, comprised the Chairman, the Senior Independent Director, six other Non-Executive Directors, the Chief Executive and four other Executive Directors. Where Directors were absent from Board or Committee meetings, the Board or respective Committee was satisfied with the apologies that were offered on each occasion.

The Board has a written schedule of matters reserved for its review and approval. It has also adopted a detailed procedures manual which covers the responsibilities and procedures of the Board, its Committees and its officers. The reserved matters include: the setting of capital expenditure budgets, the declaration of dividends, the setting of policies for balance sheet structural risk management, the raising of Non Retail Funds, Liquidity and Credit Risk, and the approval of the Annual Report and Accounts.

Authority for the execution of approved policies has been delegated by the Board to the Company's Executive Committee and the Chief Executive. The Executive Committee comprises the Chief Executive, the other Executive Directors and the Company Secretary.

Within the parameters set out in the Executive Committee's terms of reference, the Committee has responsibility for facilitating the Company's effective operation to ensure that it meets its objectives through the implementation of the Strategic and Operational Plans. The Committee also monitors developments in the Company's core markets, and examines, appraises and reviews defence initiatives, potential acquisitions and corporate finance initiatives. It also establishes processes to control, appraise and review the implementation of any new procedures that are agreed upon.

The Management Board Asset and Liability Committee is responsible for overseeing the management and review of the Company's balance sheet risk profile and processes, and the Company's balance sheet, income statement and liquidity profiles. In addition, the Committee has authority to authorise use by the Company of structured financial products and private equity investments in accordance with the policies and procedures set down in the Corporate Finance and Structured Financial Policy statement approved by the Board.

A clear division of responsibility exists between the Chairman, who is responsible for running the Board, and the Chief Executive who has responsibility for running the business. This division is clearly set out in the Chairman's letter of appointment and the Chief Executive's job description.

APPOINTMENTS TO THE BOARD

The Company's Articles of Association require that each Director stands for re-election at least every three years and that Directors appointed by the Board should be subject to election by shareholders at the first opportunity after their appointment. The Directors to retire by rotation will be those in office longest since their previous re-election. Non-Executive Directors are appointed for a specified term subject to re-election.

The Company's policy is that Non-Executive Directors will stand down from office at the conclusion of the next Annual General Meeting following their seventieth birthday. In accordance with this policy, Sir George Russell will retire from office at the conclusion of the 2006 Annual General Meeting.

DIRECTORS

More than half of the Board comprises Non-Executive Directors all of whom have experience in a wide range of commercial or banking activities. The Board is required to determine whether each Director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director's judgement. The Board considers all of the Non-Executive Directors to be independent for the purposes of the definition in the Combined Code.

The Board has no hesitation in confirming Sir George Russell's independence for Combined Code purposes. Sir George Russell was appointed Senior Independent Director of the Company on 27 April 2004. He was elected to the Board as a Non-Executive Director in September 1997 immediately prior to demutualisation, having served as a Director of Northern Rock Building Society between 1985 and 1997.

The Board is satisfied that his period of service as a Director of Northern Rock Building Society should not be aggregated with his period of service as a Director of the Company in view of the different legal structure and business objectives of the two entities. The Board is also satisfied that Sir George's membership of a Northern Rock Building Society pension scheme does not affect his independence. Sir George ceased to accrue pension benefits after 30 June 1997 and became eligible to receive a pension on 25 October 2005.

As a highly experienced company director, Sir George's sound judgement and challenging approach ensure that he makes a significant contribution to the work of the Board and its Committees. He and the other Non-Executive Directors also provide close scrutiny of the performance of management and the reporting of its performance.

INDUCTION AND TRAINING

It is the Company's policy that every Director should receive appropriate training when he or she is appointed to the Board, and subsequently as necessary. During 2005 Mr Queen and Miss Radcliffe both joined the Board as Non-Executive Directors whilst Mr Currie and Mr Kuipers became Executive Directors.

A detailed induction process was completed for each of the Directors to ensure that they were able to discharge their responsibilities effectively; this included in the case of Mr Queen and Miss Radcliffe, attendance at the Company's Interim and Preliminary Results presentations, where they were available to meet with major shareholders. The Company's induction process is designed to ensure that every new Director understands his or her responsibilities as a Director of the Company. Where appropriate, the process also enables Directors to build an understanding of the Company, its business and the market in which it operates. It also assists with the formulation of a link with the senior executives in the Company and facilitates an understanding of the Company's main relationships with its major customers, suppliers and shareholders.

The initial induction programme is supported by an ongoing training programme for all Directors to ensure that they remain fully up to date with legal, regulatory and financial developments. In addition to this programme, at Board meetings during 2005, a number of the Company's senior executives provided presentations concerning their areas of responsibility. This ensures that the Board remains fully up to date on the Group's business. The ongoing training process is enhanced by the annual appraisal process, where Directors are asked to identify areas where additional training is required.

To enable the Board to function effectively, all Directors have full and timely access to all information which may be relevant to the discharge of their duties and obligations. The Company also arranges additional, specific training or support for any Director who requests it.

The Chairman ensures that all Directors are properly briefed on issues to be discussed at Board meetings. All Directors are able to obtain further advice or seek clarity on issues raised at Board meetings from within the Company or from external professional sources. All Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures and applicable rules and regulations are observed.

Additionally, the Company Secretary provides regular reports to the Board to ensure that it remains up to date on the latest regulatory, legal and governance developments relevant to the Company and its officers. Where necessary, the Directors are able to take independent professional advice at the Company's expense.

INDEMNITIES

The Company's Articles of Association provide an indemnity to Directors against certain liabilities incurred as a result of their office. The indemnities extend to defending any proceedings in which judgement is given in the Directors' favour, or in which they are acquitted or in any proceedings in which relief is granted by a court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company. In addition, the Company arranges Directors and Officer's Insurance on behalf of its Directors in accordance with the provisions of the Companies Act 1985.

BOARD EVALUATION AND DIRECTOR APPRAISAL

The Combined Code requires that Non-Executive Directors, the Board and its Committees should be subject to annual appraisal. Where a Non-Executive Director is proposed for re-election beyond six years, the proposal should be subject to a particularly rigorous review, and should take into account the need for progressive refreshing of the Board.

All Executive Directors, Non-Executive Directors and the Chairman were subject to an appraisal during the year under review to ensure that their contribution continued to be of the highest standard.

The Chief Executive and all of the Non-Executive Directors were appraised by the Chairman whilst the appraisal of the Group Finance Director, Deputy Chief Executive and other Executive Directors was completed by the Chief Executive. After a meeting of the Non-Executive Directors in absence of the Chairman and having also canvassed the opinions of the Executive Directors, the Senior Independent Director conducted the appraisal of the Chairman.

For the year under review, the conclusion of the appraisal exercise was that each Non-Executive Director, Executive Director and the Chairman continued to demonstrate a continued commitment and effective contribution to their position. The terms of appointment of each Non-Executive Director have been renewed for a further year with effect from 1 January 2006, subject to re-election where appropriate at the Annual General Meeting to be held in April 2006.

In addition to the appraisal of the individual Directors, an evaluation of the Board and its Committees was also completed. This evaluation process consisted of a lengthy questionnaire that canvassed the Directors' views on a wide range of matters including, the effectiveness of the Board, its Committees and the Chairman. The Directors were also asked to comment on the Board meeting process, the composition of the Board, and the interaction between the Board and its Committees.

The Secretary reported to the Board on the outcome of the evaluation exercise. The process was completed by the Board considering and debating the Secretary's report and reviewing the respective strengths and weaknesses of the Board, its members and its Committees.

The Secretary reported to the Board that the evaluation of the Board and its Committees showed that they were discharging their responsibilities effectively and confirmed that the process also provided useful feedback that would be used to improve current practice and procedures.

BOARD COMMITTEES

In accordance with the Combined Code and the best principles of corporate governance, the Board has established a number of Committees to assist it in the way that it deals with matters that are reserved for its consideration. The Chairman and membership of each Committee are set out on page 17. Each Committee has detailed terms of reference clearly setting out its remit and authority. In accordance with the Combined Code, the terms of reference of the Audit, Nominations, Remuneration and Risk Committees are available on the Company's website and on request in writing from the Company Secretary.

In addition to the meetings of the Board and the Committees which took place throughout the year, the Chairman also held meetings with Non-Executive Directors in absence of the Executive Directors and the Non-Executive Directors met in absence of the Chairman and the Executives.

The following paragraphs set out details of the Committees and the particular work that they undertake.

AUDIT COMMITTEE

The Audit Committee comprises five independent Non-Executive Directors and met six times during 2005. It considers and, where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group. It also reports to the Board on both financial and non-financial controls. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors.

The Audit Committee has responsibility for recommending the appointment, re-appointment and removal of the external auditors. In February 2005 the Audit Committee reviewed the effectiveness of the external auditors and made a recommendation that they be re-appointed for a further 12 months. The Board accepted this recommendation and an appropriate resolution was passed at the 2005 Annual General Meeting.

The Audit Committee reviews the scope and results of the annual external audit, its cost effectiveness, and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings of the Audit Committee and they have direct access to the Committee and its Chairman at all times.

The Chief Internal Auditor provides further assurance that the significant risks identified by the business are properly managed. The Chief Internal Auditor also has direct access to the Audit Committee and its Chairman. The Executive Directors are not members of the Audit Committee but attend meetings by invitation of the Audit Committee, as necessary, to facilitate its business.

The Audit Committee reviews the internal control system on behalf of the Board and is also responsible for reviewing the effectiveness of the Internal Audit function. At each meeting the Committee receives reports of reviews conducted throughout the Company by the Internal Audit and (periodically) Compliance functions.

The Combined Code requires the Board to be satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The Board is satisfied in this regard and, in addition, in the opinion of the Board the qualifications of each of the Audit Committee members gives the Audit Committee the breadth of financial experience to discharge its responsibilities.

CHAIRMAN'S COMMITTEE

The principal function of the Chairman's Committee is to review the Company's strategy and to consider any major operational issues or proposals for significant new initiatives that may arise. The Committee only meets as a formal Committee in exceptional circumstances and its activities are reported to the Board. The Committee comprises the Chairman, the Executive Directors and the Company Secretary.

NOMINATIONS COMMITTEE

The Nominations Committee comprises the Chairman and two independent Non-Executive Directors. The Committee met once during 2005. It monitors and reviews the membership of, and succession to, the Board of Directors and the Committee makes recommendations to the Board in this regard. One of its functions is to identify potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

During 2005, the Nominations Committee assessed the size of the Board, the attributes of the Board members, the continued growth of the Company and its strategic aims. Following the addition of two Non-Executive Directors and two Executive Directors in 2005, the Nominations Committee believes that the Board has an appropriate number of Directors with a suitable range of knowledge and skills and that, for the time being, the performance of the Board would not be improved by the recruitment of additional directors.

During 2005, the Committee also considered the succession to the position of Senior Independent Director, in anticipation of Sir George Russell's retirement from the Board. Having considered the duties and expectations of the position, Sir Ian Gibson taking no part in the debate, the Committee concluded that Sir Ian possessed the necessary qualities of experience and business acumen. The Committee therefore recommended to the Board that the appointment should be made, and at its November meeting, the Board approved this recommendation.

REMUNERATION COMMITTEE

The Remuneration Committee comprises seven independent Non-Executive Directors and met twice in 2005. It is responsible for considering and advising the Board on the remuneration policy for Executive Directors and the Chairman, and for determining their remuneration packages. In discharging its responsibilities the Remuneration Committee takes professional advice from within and outside the Company. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors within the limits set in the Articles of Association. The Remuneration Committee also determines the level of remuneration for the Company's Management Board Directors (comprising management at the level immediately below the Board).

In accordance with the requirements of the Directors' Remuneration Report Regulations 2002 further information may be found in the Company's Directors' Remuneration Report.

RISK COMMITTEE

The Risk Committee comprises four independent Non-Executive Directors and the Executive Directors, Keith Currie and Andy Kuipers having been appointed to the Committee with effect from 1 January 2006. The Risk Committee met four times during 2005. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business, the system of control necessary to manage such risks, and to present their findings to the Board.

This responsibility requires the Risk Committee to keep under review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls and to foster a culture that emphasises and demonstrates the benefits of a risk-based approach to internal control and management of the Group. The Risk Committee fulfils this remit by reinforcing management's control consciousness and making appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies.

Other responsibilities of the Risk Committee include keeping under review the effectiveness of the Group's risk management infrastructure. This involves an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment. It is also primarily responsible for considering the major findings of any of the Financial Services Authority or internal/external audit's risk management review and management's response.

To assist the Board in discharging its responsibilities for the setting of Risk policy, the Risk Committee periodically reviews the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy. As part of the implementation of the International Convergence of Capital Measurement and Capital Standards: Revised Framework (commonly known as Basle II) the Committee has responsibility for monitoring the performance of the Company's Basle credit rating systems and reviewing reports prepared by the Credit Risk Management Group and the Basle Steering Group.

The Risk Committee also ensures that the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with the statutory requirements and financial reporting standards.

INTERNAL CONTROL

The Board of Directors is responsible for the Group's system of internal control and for annually reviewing its effectiveness. The system of internal control is designed to manage risk rather than eliminate it and in this regard, the Board considers that Northern Rock is a well-controlled, risk-averse business that continues to adopt a prudent stance in the management of risk. Through the work undertaken in this area by the Audit Committee and reported to it, the Board has reviewed the effectiveness of the system of internal control and is satisfied that there is a sound system of internal control that safeguards shareholders' investments and the Company's assets.

In accordance with the guidance set out in the Turnbull Guidance on Internal Control, the Company has an ongoing process for identifying, evaluating and managing the significant risks faced by it. This process was in place for the period 1 January 2005 to 31 December 2005 and remained in place on the date that the 2005 Annual Report and Accounts was approved by the Board. As part of the Company's continuing evaluation of internal control, the Board has reviewed and (where necessary) updated the process for identifying and evaluating significant risks affecting the business and the policies and procedures by which these risks are managed.

The Company is committed to developing and maintaining a control-conscious culture in all areas. This is achieved through a well-defined organisational structure with clear reporting lines and a commitment to recruiting and training staff governed by appropriate codes of conduct. In addition, the Group maintains procedure manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorisation limits. There are well-established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

The Chief Executive reports to the Board on behalf of the Executive Committee on significant changes in the business and the external environment which affect significant risks. The Board also receives monthly financial information, which includes key performance and risk indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Executive Committee, the Risk Committee and the Audit Committee.

A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in note 39 to the accounts. Material risk exposures are subject to Board policy statements that set out the exposure limits of the risks and the hedges and control techniques to be utilised. In addition, regular reporting of all risk exposures is monitored throughout the Company by the Operational Risk Group whose membership is drawn from each of the Company's departments within which operational risk may arise. This Group reports to Management Board Asset and Liability Committee on a monthly basis and subsequently to each meeting of Risk Committee.

The Company's Internal Audit function provides a degree of assurance as to the operation and validity of the system of internal control and planned corrective actions are independently monitored for timely completion.

The Company has in place a formal procedure by which staff can, in confidence, raise concerns about possible improprieties in financial and other matters – commonly referred to as 'whistleblowing' procedures. Details of these arrangements are set out in the Company's Standards of Business Conduct. The Company's whistleblowing policy is intended to encourage and enable staff to raise serious concerns. Employees reporting concerns in this way are afforded certain rights through legislation (Public Interest Disclosure Act 1998) and have access to a confidential 'whistleblowing' telephone line.

The Audit Committee reviews this procedure on an annual basis and remains satisfied that it incorporates arrangements for the proportionate and independent investigation of matters raised and for appropriate follow up action.

COMMUNICATIONS

A Summary Financial Statement is issued to all shareholders and a copy of the Annual Report and Accounts is available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk. The Company communicates regularly with its shareholders who are given the opportunity to raise matters for discussion at the Annual General Meeting. The Company also deals with a number of written enquiries from shareholders throughout the year.

The Company regards communication with institutional shareholders as important and its Investor Relations department maintains a high level of contact throughout the year with institutional shareholders.

The Company Secretary also reports regularly to the Board on feedback received from shareholders. Additionally, the Chief Executive, Group Finance Director and other Executive Directors have extensive ongoing contact with shareholders and feedback arising from this is also reported to the Board. Coupled with presentations from analysts and brokers throughout the year, these arrangements ensure that all Directors, both Executive and Non-Executive, remain up to date on the views of major shareholders.

As Senior Independent Director, Sir George Russell (and after his retirement, Sir Ian Gibson) is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Group Finance Director has failed to resolve or for which such contact is inappropriate.

To ensure that opportunities are offered to major shareholders to meet with members of the Board, a number of more informal meetings are also held throughout the year where investor feedback on strategy and governance is encouraged.

GOING CONCERN

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act 1985 requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and Group as at the end of the year and of the profit or loss of the Group for the year.

The Directors consider that in preparing the financial statements on pages 50 to 102 appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting standards have been followed.

The Directors are responsible for ensuring that the Company and Group keeps accounting records that disclose with reasonable accuracy at any time the Company and Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

COMMITTEES

Membership of the Board's Committees is set out below.

AUDIT COMMITTEE

+ Sir Derek Wanless (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ N Pease
+ M J Queen

CHAIRMAN'S COMMITTEE

+ Dr M W Ridley (Chairman)
* A J Applegarth
* D F Baker
* R F Bennett
* A M Kuipers
* K M Currie
• C Taylor

NOMINATIONS COMMITTEE

+ Dr M W Ridley (Chairman)
+ Sir Ian Gibson
+ Sir Derek Wanless

REMUNERATION COMMITTEE

+ N Pease (Chairman)
+ N A H Fenwick
+ Sir Ian Gibson
+ M J Queen
+ R A Radcliffe
+ Sir George Russell
+ Sir Derek Wanless

RISK COMMITTEE

+ Sir Derek Wanless (Chairman)
+ Sir Ian Gibson
+ R A Radcliffe
+ Sir George Russell
* A J Applegarth
* D F Baker
* R F Bennett
* K M Currie (appointed 1 January 2006)
* A M Kuipers (appointed 1 January 2006)

+ Non-Executive Director
* Executive Director
• Executive

SUMMARY

The Directors' Remuneration Report is presented to shareholders by the Board and contains the following information:

- A description of the role of the Remuneration Committee;
- A summary of the Group's Remuneration Policy including a statement of the Company's policy on Directors' remuneration;
- Graphs illustrating the performance of the Company relative to the FTSE 100 Index and the FTSE 350 Index for the last five years;
- Details of the terms of the service contracts and the remuneration of each Director for the preceding financial year;
- Details of the share options and awards under long-term incentive schemes held by the Directors; and
- Details of each Director's interests in Ordinary Shares in the Company.

This Report complies with the Directors' Remuneration Report Regulations 2002 ("the Regulations"). This Report also sets out how the principles of the Combined Code relating to Executive Director remuneration are applied by the Group.

A resolution will be put to Shareholders at the Annual General Meeting on 25 April 2006 inviting them to consider and approve this Report.

THE REMUNERATION COMMITTEE

The Remuneration Committee (the Committee) consists entirely of independent Non-Executive Directors and comprises Ms N Pease (Chairman), Mr N A H Fenwick, Sir Ian Gibson, Mr M J Queen, Miss R A Radcliffe, Sir George Russell and Sir Derek Wanless.

Where appropriate, the Chairman and Chief Executive are invited to attend meetings of the Committee, save that they are absent when their own remuneration is under consideration. The Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines on behalf of the Board, specific remuneration packages for the Chairman, the Executive Directors and the Management Board Directors, being the level of management immediately below the Board.

The Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

The following persons and advisors provided advice or services that materially assisted the Committee in its consideration of Directors' remuneration matters during the year:

- The Committee consulted the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him. The Chairman was also consulted in relation to the remuneration of all Executive Directors;
- Internal support was provided to the Committee by the Company Secretary;
- Watson Wyatt LLP advised the Committee on a range of issues including the benchmarking of Executive Directors' salaries and the Chairman's fee. In addition to providing this advice to the Committee, Watson Wyatt LLP advised the Board on the benchmarking of Non-Executive Directors' fees and are the consulting actuaries to the Company who advised on various pension issues;
- Inbucon Administration Ltd was responsible for preparing Total Shareholder Return calculations for the purposes of the Company's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration Ltd did not provide other advice or services to the Company; and
- Freshfields Bruckhaus Deringer advised the Company on various share plan matters and compliance with the Regulations. They are the Company's main legal advisor.

COMPLIANCE

The Company has complied with the provisions of the Combined Code relating to Directors' remuneration throughout the year.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

The Committee believes that the continuing improvement in the performance of Northern Rock depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide competitive packages to motivate, reward and retain Executive Directors of high quality and to align their interests with those of shareholders.

The Board has adopted, on the recommendation of the Committee, a remuneration policy with the objectives set out below:

(i) The remuneration packages for Executive Directors are designed to be competitive in terms of market practice;

(ii) Performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and

(iii) To motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

It is intended that this policy should continue to apply for 2006 and subsequent years

The Committee regularly reviews all aspects of remuneration to ensure they remain appropriate. The operation of share incentive schemes is kept under review to ensure that they remain appropriate to the Company's current circumstances and prospects.

This report sets out the Company's policy on Executive Directors' remuneration for

2006 and, so far as practicable, for subsequent years. The inclusion in the report of remuneration policy in respect of years after 2006 is required by the Regulations. The Committee is able to state its remuneration policy for 2006 with reasonable certainty, and this policy will continue in subsequent years unless changed by the Committee. The Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company's business environment and in remuneration practice.

Any changes in policy for years after 2006 will be described in future Directors' Remuneration Reports; such reports will continue to be subject to shareholder approval. All statements in this report in relation to remuneration policy for years after 2006 should be read in light of this paragraph.

ELEMENTS OF REMUNERATION

Remuneration comprises: basic salary, annual bonus, pension benefits and benefits in kind. In addition, Executive Directors and senior executives participate in certain share based incentive schemes, comprising the bonus matching plan, deferred share scheme and long term incentive plan. These share-based incentive schemes, and the annual bonus, are performance-related, and the Remuneration Committee regards them as a key element in the Executive Directors' remuneration package.

As a result of changes to the performance-related elements of remuneration in recent years (including, from 2005, the imposition of a corporate performance condition on awards vesting under the bonus matching plan and deferred share scheme, and the increase in annual bonus potential as described below), the performance-related element of total potential remuneration has materially increased in recent years.

BASIC SALARY

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriate level to take account of both personal performance and of salaries within a comparator group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director, and revised salaries took effect from 1 January 2006 as follows:

A J Applegarth
£690,000 (2005 - £625,000)

D F Baker
£455,000 (2005 - £390,000)

R F Bennett
£455,000 (2005 - £390,000)

K M Currie
£365,000 (2005 - £270,000 from 5 January 2005)

A M Kuipers
£365,000 (2005 - £270,000 from 5 January 2005)

The revised salaries of the Executive Directors have been benchmarked against salaries paid for similar positions in banks in the FTSE 100 Index and for companies in positions 63 – 87 in the FTSE 100 Index being the grouping of companies around Northern Rock in the FTSE as of 30 June 2005, the date of the exercise.

During 2005 the Company's 12 Management Board Directors were paid salaries ranging from £90,000 to £192,000.

SHORT TERM BONUS SCHEME

Northern Rock operates a short term cash bonus scheme under which payments are made on an annual basis at the discretion of the Committee. All of the Executive Directors and certain senior executives participate in this scheme.

This cash bonus scheme relates to year-on-year increases in the Group's statutory profit before taxation, adjusted to exclude the effect of extraordinary and exceptional items and payments to The Northern Rock Foundation, with increases in profit before taxation generating a bonus payment equal to a percentage of salary. Only where there is an increase in profit before taxation will participants be eligible for a short term bonus. Every 1% increase in profit before taxation generates a bonus payment equal to 5% of salary with a maximum of 100% of salary by way of bonus for 20% increase in profits (with a sliding scale between these points). Payment of one-third of the bonus will be subject to the Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business. The bonus payable is reduced by the value of shares appropriated under the all-employee Inland Revenue Share Incentive Plan for the year, to the extent needed to ensure that the relevant bonus cap is not exceeded. On this basis, the bonus earned in respect of 2005 was 84.7% of salary.

For 2006 and thereafter the Committee will continue to operate the cash bonus scheme on the same basis as for 2005 save that the level of bonus will be based upon increases in underlying profit attributable to equity shareholders. This will provide a more transparent method of performance comparison under the new International Financial Reporting Standards and will more closely align scheme payments to shareholder interests.

BONUS MATCHING PLAN

Participants are also encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock. All of the Executive Directors and certain other senior executives are entitled to elect for all or part of the after tax amount of their annual cash bonus to be used to acquire shares which will be held for a period of three years; alternatively they may elect to deposit their own shares with an aggregate value not exceeding the cash amount of the after tax bonus. The shares acquired or deposited will be eligible for additional "matched" shares at the end of the three-year period, provided the participant has remained an employee of the Group.

The plan is designed to achieve one-for-one matching on an after tax basis. As the participant's shares are invested in the plan on an after tax basis, but the matched shares only attract income tax and national insurance contributions if and when they are released from the plan, the number of matched shares is increased (by reference to tax rates at the time the matching shares are initially awarded) to reflect the fact that they will attract income tax if and when they are released. Entitlement to the matched shares will normally be lost if the participant leaves employment except in certain "good leaver" circumstances.

For awards made under the bonus matching plan in 2005 and future years, the release of matched share awards is dependent on the Group achieving average real EPS growth of 3% per annum over the three financial years pending their release. This performance target was also adopted for deferred share awards made under the deferred scheme referred to below and was given shareholder approval at the Annual General Meeting on 26 April 2005.

The bonus matching plan was operated in respect of 2005, resulting in the share awards to Executive Directors described on page 26. The Committee will continue to operate it in respect of 2006 and future years.

The beneficial ownership of the matched shares transfers to the participant on the grant of an award. The matched shares will be forfeited if the participant ceases to be entitled to them except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on their matched shares during the restricted period.

DEFERRED SHARE SCHEME

Under a separate element of the short term bonus scheme, the Committee may grant to Executive Directors and certain senior executives who receive a cash bonus under that scheme an award of shares with a pre-tax value equal to the pre-tax value of their cash bonus. A participant who is granted an award must normally continue to hold these shares and remain an employee of the Group for a period of three years from the date of the award in order to retain the full number of shares so granted to them, although shares will be released earlier in certain "good leaver" circumstances.

This deferred share scheme was operated in respect of 2005 resulting in the share awards to Executive Directors described on page 27. The Committee will continue to operate the deferred share scheme in respect of 2006 and future years.

The beneficial ownership of the deferred shares transfers to the participant on the grant of an award. The deferred shares will be forfeited if the participant ceases to be entitled to them except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on their deferred shares during the restricted period.

LONG TERM INCENTIVE PLAN

All Executive Directors participate in a long term incentive plan ("LTIP"), which was approved by shareholders in 1998. Awards have been made in 1998 and each subsequent year thereafter. The plan involves the grant of share awards, which can only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. The number of shares comprised in an award is calculated by reference to a percentage of salary, with the maximum award of shares being 100% of salary.

Performance is measured over a three year period on the basis of total shareholder return ("TSR"), comparing the Company's performance to that of the companies in an appropriate index at the date of an award. The Remuneration Committee decided that, for awards in 2005 and subsequent years, the FTSE 100 Index would be used. For previous awards, the FTSE 350 Index was used because, at the time the LTIP was approved in 1998, the Company's market capitalisation placed it around the mid-point of the constituents of that index. The Company joined the FTSE 100 Index in September 2001. The extent to which an award is realisable depends on the Company's ranking in this comparison. Awards are released on a sliding scale between median and top quartile performance with 25 per cent of an award being released for median performance and 100 per cent of the award being released for a ranking within the top quartile. If the Group's performance is below the median, none of the shares in an award will vest. There is no re-testing of targets.

There is also an earnings per share threshold, which requires that the Group's earnings per share growth over the three year period must exceed the growth in the UK Retail Prices Index ("RPI") by an average of at least 3% per annum. This performance condition is designed to ensure that the vesting level of LTIP awards is dependent on satisfactory year-on-year financial performance as well as above-median TSR ranking.

The LTIP was operated in 2005, resulting in the share awards to Executive Directors set out in the table on page 29. The Committee will continue to operate it for Executive Directors in 2006 and future years. A separate share scheme, in substantially the same terms as the LTIP, has been adopted by the Remuneration Committee and is extended to 36 executives. This is also now subject to the FTSE 100 performance target. Executive Directors are not eligible to participate in this scheme, and awards under it will be satisfied with existing shares only.

ALL-EMPLOYEE SHARE SCHEMES

Executive Directors are eligible to participate in the Company's all-employee share schemes on the same terms as other employees. These schemes comprise:

(i) The Sharesave Scheme, a savings-related share option scheme available to all employees. This scheme operates within specific tax legislation (including a requirement to finance exercise of the option using the proceeds of a monthly savings contract), and exercise of the option is not subject to satisfaction of a performance target;

(ii) The Employee Share Option Scheme, an HM Revenue & Customs approved share option scheme under which options have been granted to substantially all employees. Under this scheme the aggregate exercise value of unexercised options may not exceed £30,000. Options under this scheme may not be exercised unless real earnings per share of the Company has grown by more than 2% over the life of the option. This performance condition is designed to ensure that the exercisability of options is dependent on satisfactory year-on-year financial performance on a sustained basis; and

(iii) The Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees cannot exceed £3,000 per year. The value of share awards under this scheme is dependent on the Group's profits. The SIP operates within specific tax legislation. Any payment made under the SIP together with any amount payable under the short term cash bonus scheme may not exceed the overall bonus cap from time to time.

The Committee is satisfied that these schemes constitute a well considered overall plan for Executive Directors' and senior executives' long-term remuneration. These schemes are kept under regular review, to take account of changing circumstances. Bonus and share incentive scheme payments are not taken into account for pension purposes. It should be noted that the Executive Directors elected not to participate in the last two grants made under the Employee Share Option Scheme, namely those made in 2002 and 2005.

PENSION BENEFITS

The following section describes the pension arrangements currently in force for the Executive Directors. These arrangements will be affected by changes to the tax treatment of the current UK pension regime contained in the Finance Act 2004 which is effective from 6 April 2006 ("A Day"). The Company will not reimburse any additional tax burden that falls due to an individual Executive Director. The Company has also agreed to pay those employees who elect to "cap" their pension at A Day a cash supplement in respect of the loss of future pension accrual, on a cost neutral basis to the Company. As a consequence of these changes, a principle of cost neutrality will apply to those Executive Directors who, with the Company's agreement, take early retirement at 55, without actuarial reduction of pension. Where this occurs, the money that would have been paid into the Northern Rock Pension Scheme to offset the actuarial reduction, will be paid to the individual and subject to deduction in respect of income tax and National Insurance. The Company will re-imburse reasonable professional fees for advice to Executive Directors concerning the changes to the pension regime.

Each of the Executive Directors currently participates in the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service. On death in service the scheme also provides for a dependant's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

The normal retirement age under the pension scheme is 60 which enables members to achieve the maximum pension of 2/3rds of their salary at normal retirement age after 40 years service.

For death before retirement whilst in service, a capital sum equal to four times the annual rate of basic earnings, excluding Director's fees, is payable, plus a return of member's contributions. In addition, a pension of 50% of the member's prospective pension at the age of 60, based on pensionable earnings at death, is payable to a surviving spouse providing the couple were married before retirement. On death before retirement after leaving the scheme, a benefit of 50% of the member's deferred pension, re-valued to the date of death, is payable to a surviving spouse. For death in retirement, a spouse's pension of 50% of the member's pre-commutation pension is payable. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are in full-time education).

Subject to the Trustees' approval, early retirement may be granted from the age of 50, or at any age due to ill-health. The pension is calculated at the date of retirement based on accrued pensionable service and final pensionable earnings at that date. The pension will then be actuarially reduced to take account of early payment by an amount of 0.25% for each complete month before normal retirement date. The Company and the Trustees have agreed that if Mr Applegarth or Mr Baker (having attained age 55) retire with the consent of the Company they will receive immediate payment of their accrued pension without the application of an actuarial reduction.

If Mr Applegarth or Mr Baker elect to retire after attaining the age of 55 without the consent of the Company they will receive an immediate pension being the accrued deferred pension reduced by 3% for each year or proportionate part thereof by which retirement precedes age 60.

Post retirement increases to pensions arising from membership of the defined benefit scheme are guaranteed each year at the rate of 3% per annum compound, subject to any guaranteed minimum pension. Pension benefits accrued after 5 April 1997 are guaranteed to increase in line with inflation, to a maximum of 5% per annum.

In addition to the normal scheme increases, and subject to the defined benefit scheme fund having adequate resources, the Trustees may award further discretionary increases each April. Members of the scheme have the option to pay additional voluntary contributions to secure additional benefits within regulatory limits, to which the Company does not contribute.

The Company also operates an unapproved unfunded arrangement for Mr Bennett (which is provided for in the Company's accounts and maintains pension entitlement from previous employment) to provide additional benefits to the main scheme. The unfunded arrangement is designed to ensure that Mr Bennett (or his spouse) will receive the level of pension benefit in respect of his eligible earnings in excess of the pensions "earnings cap", currently £105,600 (2004/05 – £102,000) per annum, which are not pensioned by the Northern Rock Pension Scheme. Mr Bennett contributes 5% of his basic salary including those earnings in excess of the earnings cap. Mr Bennett's pension will accrue at the rate of 1/36th of pensionable earnings for each year (and pro rata for each part year) of pensionable service from 1 November 1993 (date joined pension scheme). In addition, all pension calculations shall include pensionable service brought forward from previous employers of 19 years 5 months at a rate of accrual of 1/60th per annum and 5 years 1 month at a rate of accrual of 1/36th per annum.

The total of the pension provided for Mr Bennett at normal retirement date or at any age after his 55th birthday, where the retirement is by mutual consent or at the Company's request, shall be the maximum of two thirds of his uncapped final pensionable earnings. If retirement occurs prior to age 60 without the consent of the Company, he may elect to receive an immediate pension being the accrued deferred pension with a maximum of two thirds of his uncapped final pensionable earnings reduced by 3% for each year (and proportionate for each part thereof) by which retirement precedes age 60.

The aggregate of pension increases to be provided whether in deferment or in payment shall be the greater of 5% per annum or RPI, subject to any guaranteed minimum pension and the increases as granted by the Trustees of the scheme inclusive of any discretionary increases.

Should Mr Bennett die in service or in receipt of benefits under the Company's Permanent Health Insurance Scheme prior to age 60, a lump sum shall be paid of four times his earnings at death plus a return of his contributions. In addition, if he leaves a surviving spouse she shall receive a pension of four ninths of his uncapped final pensionable earnings. Any child or children under the age of 25 receiving full-time education would receive an allowance of one half of the entitlement of the surviving spouse. Should Mr Bennett die whilst in receipt of a pension prior to age 60, a lump sum of four times his earnings at retirement shall be payable. On death in receipt of a pension, any surviving spouse would receive a pension of two thirds of the pension Mr Bennett would have been receiving at death, ignoring any pension commuted for a tax free cash sum.

Any income tax or other related tax due on the Company's contribution to the unfunded arrangement which, under an uncapped arrangement, would not have been paid by Mr Bennett, will be borne by the Company up to two thirds of the contribution amount. In addition, any income tax or related tax due on the cash sum commutation will be borne by the Company up to two thirds of the commutation amount.

BENEFITS IN KIND

Each Executive Director is provided with company car and medical insurance benefits. The Executive Directors had, as employees of Northern Rock Building Society (or in the case of Mr Currie and Mr Kuipers as employees of the Company prior to their appointment as Directors), entitlement to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status, but existing loans are not affected.

POLICY ON EXECUTIVE DIRECTORS' SERVICE CONTRACTS

It is the policy of the Company that Executive Directors' service contracts can be terminated by 12 months' notice given to an Executive Director at any time. Each Executive Director can terminate his employment by giving 6 months' notice.

All of the Executive Directors' contracts may be terminated immediately by Northern Rock either with (for Mr Baker and Mr Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus and benefits or (for Mr Applegarth, Mr Kuipers and Mr Currie) a payment in lieu of notice equal to such amount. Mr Applegarth, Mr Baker and Mr Bennett would, in the event of a change of control of Northern Rock, be entitled to terminate employment and receive a liquidated damages payment calculated on the same basis. The terms of reference of the Remuneration Committee make it clear that the Remuneration Committee seeks, in appropriate circumstances, to mitigate the amount of termination payments made to Executive Directors.

POLICY ON EXTERNAL NON-EXECUTIVE DIRECTORSHIPS HELD BY EXECUTIVE DIRECTORS

Executive Directors are permitted to hold one external non-executive directorship unrelated to the Company's business, provided that the time commitment is not material. Executive Directors are permitted to retain any fees arising from such a non-executive directorship. On this basis, Mr Bennett is a Non-Executive Director of Greggs plc, and Mr Bennett was entitled to fees of £28,000 from that company in respect of 2005. Mr Applegarth was appointed as a Non-Executive Director of Persimmon Homes plc in May 2005 and was entitled to fees of £26,667 in respect of 2005.

PERFORMANCE GRAPHS

The performance graphs set out below illustrate the Group's Total Shareholder Return ("TSR") performance over the preceding five years, 2001 to 2005, compared with that of the FTSE 100 Index of which Northern Rock has been a constituent since September 2001, and that of the FTSE 350 Index of which Northern Rock was a constituent prior to September 2001.

The FTSE 350 Index has been included because members of this index comprise the comparator group for long term incentive plan purposes for 2004 and prior. The performance graphs have been prepared in accordance with the Regulations.

FTSE 100


TSR % 60
50
40
30
20
10
0
-10
-20
-30

	2001 (%)	2002 (%)	2003 (%)	2004 (%)	2005 (%)
Northern Rock ——	+51	+8	+12	+13	+25
FTSE 100 ——	-14	-22	+18	+11	+21

FTSE 350


TSR % 60
50
40
30
20
10
0
-10
-20
-30

	2001 (%)	2002 (%)	2003 (%)	2004 (%)	2005 (%)
Northern Rock ——	+51	+8	+12	+13	+25
FTSE 350 ——	-13	-23	+20	+13	+22

SERVICE CONTRACTS

Mr Applegarth is employed under a service contract with the Company dated 1 March 2001. His current annual salary is £690,000, and he is entitled under the contract to participation in the Company's bonus scheme, a company car (or allowance in lieu), membership of the Company's pension scheme, life assurance cover equal to four times salary, permanent health insurance, private medical insurance cover and the continuation of a mortgage at a concessionary rate (which was granted before the Company's conversion to plc status). Mr Applegarth's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months notice given by the Company and 6 months notice given by Mr Applegarth. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(i) 100 per cent of basic annual salary;

(ii) The amount of annual bonus paid in respect of the preceding financial year; and

(iii) The annual cost to the Company of providing pension and all other benefits to which Mr Applegarth is entitled under his contract.

In addition, Mr Applegarth may elect to terminate the contract on one month's notice given within six months following a change of control of the Company. In these circumstances, Mr Applegarth would become entitled to a lump sum payment equal to the aggregate of:

(i) 100 per cent of basic annual salary;

(ii) The amount of annual bonus paid in respect of the preceding financial year; and

(iii) The annual cost to the Company of providing pension and all other benefits specified in his service contract.

Mr Bennett is employed under a service contract with the Company dated 26 August 1997, which was amended by a supplemental agreement dated 12 March 1998. His current annual salary is £455,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth, save that Mr Bennett is entitled to special pension arrangements which are described on pages 21 and 22.

Mr Bennett's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Bennett. The Company may at its discretion elect to terminate the contract early by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Applegarth's post-change of control liquidated damages entitlement.

In the event of a change of control of the Company, Mr Bennett may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr Baker is employed under a service contract with the Company dated 26 August 1997, which was amended by supplemental agreements dated 12 March 1998 and 1 July 1999. His current annual salary is £455,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth (save that Mr Baker has repaid the mortgage awarded to him before the Company's conversion to plc status, and is not entitled to a further mortgage on concessionary terms).

Mr Baker's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Baker.

The Company may elect to terminate the contract by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Bennett. In the event of a change of control of the Company, Mr Baker may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Mr Currie and Mr Kuipers are each employed under service contracts with the Company dated 5 January 2005. Their current annual salaries are £365,000, and they are entitled under the terms of their contracts to participate in the Company's bonus scheme, to receive a company car and expenses (or a monthly car allowance), membership of the Company's pension scheme, life assurance cover equal to four times basic salary and the continuation of a concessionary mortgage (which was granted to them before they became directors of the Company). Their contracts are for an indefinite term ending automatically on their retirement (age 60). The contracts may however be terminated by 12 months' notice given by the Company and six months' notice given by the Directors.

The Company may at its discretion elect to terminate Mr Currie's and Mr Kuipers' contracts by making a payment in lieu of notice equal to:

(i) 100 per cent of basic salary;

(ii) The amount of annual bonus paid in respect of the preceding financial year; and

(iii) The annual cost to the Company of providing pension and all other benefits to which they are entitled under their contracts.

The payment in lieu of notice payments may be made in phased instalments at the Company's discretion.

REMUNERATION OF THE CHAIRMAN AND NON-EXECUTIVE DIRECTORS

The remuneration of the Chairman is determined by the Committee and that of the other Non-Executive Directors is determined by the Board as a whole, on the basis of external independent advice.

The Chairman's annual fee is £300,000 (2005 – £250,000). The Senior Independent Non-Executive Director's annual fee is £67,000 (2005 – £55,000). Non-Executive Directors receive an annual fee of £44,000 (2005 – £40,000). The fee payable for membership of each of the Audit, Nomination, Risk and Remuneration Committees is £5,000 (2005 – £3,500) or, where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable to them is £15,000 (2005 – £13,000).

These revised fees for the Chairman and Non-Executive Directors were determined after consideration of an extensive report by Watson Wyatt LLP on the fees paid for similar roles at banks in the FTSE 100 Index, and for Companies positioned 51-100 in the FTSE 100 Index.

The Chairman and Non-Executive Directors serve the Company under letters of appointment, which are terminable by the Company at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from the Company and it is the Company's policy that they do not participate in bonus, incentive or pension schemes. However, Sir George Russell, who also served on the Board of Northern Rock Building Society, (see page 25) is a member of a non-contributory pension scheme established by Northern Rock Building Society under which pension entitlement accrued for each complete year of qualifying service subject to a maximum of 60% of qualifying fees. This scheme ceased to accrue benefits after 30 June 1997.

INFORMATION SUBJECT TO AUDIT

The information set out below in the remainder of the Directors' Remuneration Report has been subject to audit as required by Part 3 of Schedule 7A of the Companies Act 1985.

DIRECTORS' INDIVIDUAL REMUNERATION

Details of Directors' individual remuneration is set out below:

Non-Executive Directors	**2005**	2004
	£000	£000
Dr M W Ridley (appointed Chairman 27 April 2004)	**218**	127
N A H Fenwick	**43**	36
Sir Ian Gibson	**49**	38
N Pease	**53**	43
M J Queen (appointed 5 January 2005)	**43**	–
R A Radcliffe (appointed 1 March 2005)	**37**	–
Sir George Russell*	**60**	53
Sir Derek Wanless	**69**	51
Sir John Riddell, Bt. (retired 27 April 2004)	–	50
Sir David Chapman, Bt. (retired 27 April 2004)	–	12
	572	410

*Sir George Russell is also in receipt of a pension from the Northern Rock Building Society non-contributory pension scheme, which ceased to accrue benefits after 30 June 1997. This pension came into payment on 25 October 2005 at the rate of £12,229 p.a. in line with the scheme rules.

Executive Directors	**Chief Executive**	**Deputy Chief Executive**	**Group Finance Director**	**Executive Director**	**Executive Director**	**Total**
	A J Applegarth	**D F Baker**	**R F Bennett**	**K M Currie (appointed 5 Jan 2005)**	**A M Kuipers (appointed 5 Jan 2005)**	
	£000	**£000**	**£000**	**£000**	**£000**	**£000**
2005						
Salaries and fees	**625**	**390**	**390**	**270**	**270**	**1,945**
Bonus	**529**	**330**	**330**	**229**	**229**	**1,647**
Total remuneration	**1,154**	**720**	**720**	**499**	**499**	**3,592**
Non cash benefits	**14**	**10**	**18**	**11**	**11**	**64**
Total emoluments	**1,168**	**730**	**738**	**510**	**510**	**3,656**
2004						
Salaries and fees	565	375	375	–	–	1,315
Bonus	368	244	244	–	–	856
Total remuneration	933	619	619	–	–	2,171
Non cash benefits	13	11	18	–	–	42
Total emoluments	946	630	637	–	–	2,213

There were no payments by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to UK income tax.

The nature of the non-cash benefits is set out on page 22.

BONUS MATCHING PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the bonus matching plan by year of grant are as follows:

Rights under the bonus matching plan

	Date granted	Rights held under plan at 31 Dec 04	Rights granted during 2005	Market price of each share at date of grant £	Rights released during 2005	Rights held under plan at 31 Dec 05	Date of end of qualifying period
A J Applegarth	Jan 02	23,723	–	6.66	(23,723)	–	–
	Jan 03	52,253	–	6.10	–	52,253	Jan 06
	Jan 04	53,208	–	7.40	–	53,208	Jan 07
	Jan 05	–	47,618	7.73	–	47,618	Jan 08
D F Baker	Jan 02	21,621	–	6.66	(21,621)	–	–
	Jan 03	38,728	–	6.10	–	38,728	Jan 06
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	–	31,605	7.73	–	31,605	Jan 08
R F Bennett	Jan 02	21,621	–	6.66	(21,621)	–	–
	Jan 03	38,728	–	6.10	–	38,728	Jan 06
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	–	31,605	7.73	–	31,605	Jan 08
K M Currie	Jan 02	9,383	–	6.66	(9,383)	–	–
(appointed 5 January 2005)	Jan 03	22,130	–	6.10	–	22,130	Jan 06
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	–	18,120	7.73	–	18,120	Jan 08
A M Kuipers	Jan 02	9,383	–	6.66	(9,383)	–	–
(appointed 5 January 2005)	Jan 03	22,130	–	6.10	–	22,130	Jan 06
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	–	18,120	7.73	–	18,120	Jan 08

For 2004 and previous years, the release of matched share awards was not dependent on satisfaction of a further performance condition because the value of matched share awards was derived from annual bonus criteria and was therefore dependent on corporate performance.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three year period to which they relate. In 2005 £1,138,922 was charged to the income statement (2004 £718,646).

Further awards were granted on 26 January 2006 at £9.57 per share as follows:

A J Applegarth	55,315
D F Baker	34,517
R F Bennett	34,517
K M Currie	23,895
A M Kuipers	23,895

Rights vested under the bonus matching plan during 2005

	Number of ordinary shares	Date on which rights were awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	23,723	Jan 02	6.66	Jan 05	7.73
D F Baker	21,621	Jan 02	6.66	Jan 05	7.73
R F Bennett	21,621	Jan 02	6.66	Jan 05	7.73
K M Currie	9,383	Jan 02	6.66	Jan 05	7.73
A M Kuipers	9,383	Jan 02	6.66	Jan 05	7.73

Rights were released in January 2006 at £9.57 per share as follows:

A J Applegarth	52,253
D F Baker	38,728
R F Bennett	38,728
K M Currie	22,130
A M Kuipers	22,130

The value of the bonus matching award is derived from the annual bonus criteria (relating to the year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. At the 2005 Annual General Meeting, shareholders approved a resolution amending the scheme terms and conditions to incorporate a performance condition for the release of bonus matching share awards. For awards in 2005 and subsequent years the value of any bonus matching share awards will be dependent on the Group achieving real earnings per share growth of 3% per annum over the three years prior to their release.

DEFERRED SHARE SCHEME

Details of the Ordinary Shares over which the Directors have conditional rights under the deferred share scheme by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 04	Rights granted during 2005	Market price of each share at date of grant £	Rights released during 2005	Rights held under plan at 31 Dec 05	Date of end of qualifying period
A J Applegarth	Jan 02	27,778	–	6.66	(27,778)	–	–
	Jan 03	52,254	–	6.10	–	52,254	Jan 06
	Jan 04	53,208	–	7.40	–	53,208	Jan 07
	Jan 05	–	47,618	7.73	–	47,618	Jan 08
D F Baker	Jan 02	21,622	–	6.66	(21,622)	–	–
	Jan 03	38,730	–	6.10	–	38,730	Jan 06
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	–	31,605	7.73	–	31,605	Jan 08
R F Bennett	Jan 02	21,622	–	6.66	(21,622)	–	–
	Jan 03	38,730	–	6.10	–	38,730	Jan 06
	Jan 04	35,472	–	7.40	–	35,472	Jan 07
	Jan 05	–	31,605	7.73	–	31,605	Jan 08
K M Currie	Jan 02	9,384	–	6.66	(9,384)	–	–
(appointed 5 January 2005)	Jan 03	22,131	–	6.10	–	22,131	Jan 06
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	–	18,120	7.73	–	18,120	Jan 08
A M Kuipers	Jan 02	9,384	–	6.66	(9,384)	–	–
(appointed 5 January 2005)	Jan 03	22,131	–	6.10	–	22,131	Jan 06
	Jan 04	20,270	–	7.40	–	20,270	Jan 07
	Jan 05	–	18,120	7.73	–	18,120	Jan 08

For 2004 and previous years, the release of deferred share awards was not dependent on satisfaction of a further performance condition because the value of deferred share awards was derived from annual bonus criteria and was therefore dependent on corporate performance.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three year period to which they relate. In 2005 £1,138,937 was charged to the income statement (2004 £727,662).

Further awards were granted on 26 January 2006 at £9.57 per share as follows:

A J Applegarth	55,315
D F Baker	34,517
R F Bennett	34,517
K M Currie	23,895
A M Kuipers	23,895

Rights vested under the deferred share scheme during 2005

	Number of ordinary shares	Date on which rights were awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	27,778	Jan 02	6.66	Jan 05	7.73
D F Baker	21,622	Jan 02	6.66	Jan 05	7.73
R F Bennett	21,622	Jan 02	6.66	Jan 05	7.73
K M Currie	9,384	Jan 02	6.66	Jan 05	7.73
A M Kuipers	9,384	Jan 02	6.66	Jan 05	7.73

Rights were released in January 2006 at £9.57 per share as follows:

A J Applegarth	52,254
D F Baker	38,730
R F Bennett	38,730
K M Currie	22,131
A M Kuipers	22,131

The value of any deferred share award is derived from annual bonus criteria (relating to year on year increases in the Group's pre-tax profits on like-for-like ordinary activities) and is therefore dependent on corporate performance. At the 2005 Annual General Meeting, shareholders approved a resolution amending the scheme terms and conditions to incorporate a performance condition for the release of deferred share awards. For awards in 2005 and subsequent years the value of any deferred share awards will be dependent on the Group achieving average real earnings per share growth of 3% per annum over the three years prior to their release.

LONG TERM INCENTIVE PLAN

Details of the Ordinary Shares over which the Directors have conditional rights under the long term incentive plan by year of grant are as follows:

Rights under the long term incentive plan

	Date granted	Rights held under plan at 31 Dec 04	Rights granted during 2005	Market price of each share at date of grant £	Rights lapsed during 2005	Rights released during 2005	Rights held under plan at 31 Dec 05	Date of end of qualifying period
A J Applegarth	Jan 02	63,814	–	6.66	(17,421)	(46,393)	–	–
	Jan 03	86,066	–	6.10	–	–	86,066	Jan 06
	Jan 04	76,351	–	7.40	–	–	76,351	Jan 07
	Jan 05	–	80,854	7.73	–	–	80,854	Jan 08
D F Baker	Jan 02	47,297	–	6.66	(12,912)	(34,385)	–	–
	Jan 03	57,377	–	6.10	–	–	57,377	Jan 06
	Jan 04	50,676	–	7.40	–	–	50,676	Jan 07
	Jan 05	–	50,453	7.73	–	–	50,453	Jan 08
R F Bennett	Jan 02	47,297	–	6.66	(12,912)	(34,385)	–	–
	Jan 03	57,377	–	6.10	–	–	57,377	Jan 06
	Jan 04	50,676	–	7.40	–	–	50,676	Jan 07
	Jan 05	–	50,453	7.73	–	–	50,453	Jan 08
K M Currie	Jan 02	21,622	–	6.66	(5,903)	(15,719)	–	–
(appointed 5 January 2005)	Jan 03	32,787	–	6.10	–	–	32,787	Jan 06
	Jan 04	29,054	–	7.40	–	–	29,054	Jan 07
	Jan 05	–	34,929	7.73	–	–	34,929	Jan 08
A M Kuipers	Jan 02	21,622	–	6.66	(5,903)	(15,719)	–	–
(appointed 5 January 2005)	Jan 03	32,787	–	6.10	–	–	32,787	Jan 06
	Jan 04	29,054	–	7.40	–	–	29,054	Jan 07
	Jan 05	–	34,929	7.73	–	–	34,929	Jan 08

Rights vested during 2005

	Number of ordinary shares	Date on which rights were awarded	Market price of each share at award date £	Vesting date	Market price of each share at vesting date £
A J Applegarth	46,393	Jan 02	6.66	Jan 05	7.73
D F Baker	34,385	Jan 02	6.66	Jan 05	7.73
R F Bennett	34,385	Jan 02	6.66	Jan 05	7.73
K M Currie	15,719	Jan 02	6.66	Jan 05	7.73
A M Kuipers	15,719	Jan 02	6.66	Jan 05	7.73

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three year period to which they relate. In 2005 £850,310 was charged to the income statement (2004 £616,041).

Rights released during 2005 represent awards granted in 2002 which matured in January 2005. 72.7% of rights originally awarded were released to participants, the remaining 27.3% of rights have lapsed under the performance conditions of the scheme.

The awards granted in 2003 shown above, matured in January 2006 and led to no release of shares originally awarded under the performance conditions of the scheme. Subject to the performance criteria being met, the other awards may be exercised during the three month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

Further awards were granted on 26 January 2006 at £9.57 per share as follows:

A J Applegarth	72,100
D F Baker	47,544
R F Bennett	47,544
K M Currie	38,140
A M Kuipers	38,140

There were no variations made in the terms and conditions of the plan interests during 2005. The number of shares comprised in an award is calculated by reference to a percentage of salary, up to a maximum of 100% of salary. Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. In relation to awards granted in 2004 and previous years, performance is measured over a three year period on the basis of Total Shareholder Return, comparing the Company's performance to that of the other companies in the FTSE 350 Index at the date of the award. For awards in 2005 and subsequent years, the Company's Total Shareholder Return will be compared to that of other companies in the FTSE 100 Index at the date of the award. See page 23 for further details.

PENSIONS

Set out below are details of the pension benefits to which each of the Executive Directors is entitled.

	Age at 31 Dec 05	Years and months of service at 31 Dec 05	Accrued pension entitlement at 31 Dec 05 (Per Annum) £	Accrued pension entitlement at 31 Dec 04 (Per Annum) £	Additional pension entitlement earned in year £	Additional entitlement earned in year (in excess of inflation) £
A J Applegarth	43	22 years 2 months	230,903	199,319	31,584	25,405
D F Baker	52	28 years 7 months	211,250	195,833	15,417	9,346
R F Bennett	58	12 years 2 months	260,000	250,000	10,000	2,250
K M Currie (appointed 5 January 2005)	49	25 years 5 months	130,125	99,437	30,688	27,605
A M Kuipers (appointed 5 January 2005)	48	18 years 3 months	82,125	61,812	20,313	18,397

	Transfer value of accrued pension entitlement at 31 Dec 05 £	Transfer value of accrued pension entitlement at 31 Dec 04 £	Increase in transfer value less Directors' contributions £	Transfer value of increase in accrued pension entitlement in excess of inflation (less Directors' contributions) £
A J Applegarth	1,842,785	1,471,285	340,250	170,761
D F Baker	2,793,613	2,368,096	406,017	103,935
R F Bennett	5,131,167	4,415,009	696,658	25,011
K M Currie (appointed 5 January 2005)	1,430,644	1,005,802	411,357	288,717
A M Kuipers (appointed 5 January 2005)	837,525	579,999	244,041	173,173

The accrued pension entitlement is the amount that the Director would receive if he retired at the end of the year. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less Directors' contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director has earned in the period, whereas the change in his transfer value, required by the Companies Act, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

Including Mr R F Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at 31 December 2005 of £260,000. This is based on his total pensionable service of 12 years 2 months and his pensionable service of 19 years 5 months at the rate of accrual of 1/60th per annum and 5 years 1 month at the rate of accrual of 1/36th and his pensionable earnings above the earnings cap. The contributions cost during the year in respect of this unfunded arrangement amounted to £88,443 for the Company and £14,265 for Mr Bennett.

DIRECTORS' INTERESTS IN SHARES

The following Directors held a beneficial interest in the Company's Ordinary Shares:

				Contingent Interests		
	At 28 Feb 06	**At 31 Dec 05**	**At 31 Dec 04 (or date of appointment)**	**At 28 Feb 06**	**At 31 Dec 05**	**At 31 Dec 04 (or date of appointment)**
Non Executive Directors						
Dr M W Ridley	46,150	46,150	26,200	–	–	–
N A H Fenwick	1,500	1,500	1,500	–	–	–
Sir Ian Gibson	15,000	15,000	5,000	–	–	–
N Pease	8,350	8,350	8,350	–	–	–
M J Queen (appointed 5 January 2005)	4,000	4,000	–	–	–	–
R A Radcliffe (appointed 1 March 2005)	–	–	–	–	–	–
Sir George Russell	6,605	36,755	36,755	–	–	–
Sir Derek Wanless	20,500	20,500	20,500	–	–	–
Executive Directors						
A J Applegarth	94,480	101,398	79,668	541,587	549,430	488,655
D F Baker	69,809	73,041	59,657	351,861	370,118	346,995
R F Bennett	62,955	65,187	59,652	351,861	370,118	346,995
K M Currie (appointed 5 January 2005)	48,428	47,074	32,889	226,693	217,811	187,031
A M Kuipers (appointed 5 January 2005)	51,293	38,015	31,678	226,693	217,811	187,031

Contingent interests represent Ordinary Shares over which the Directors have conditional rights under the bonus matching plan, the deferred share scheme and the long term incentive plan as described previously. Contingent interests on 28 February 2006 includes awards made since 31 December 2005 under the bonus matching plan, the deferred share scheme and the long term incentive plan for the year ended 31 December 2005.

DIRECTORS' SHARE OPTIONS

Movements in options to subscribe for Ordinary Shares in the Company in which the Directors have an interest during the period 1 January 2005 to 31 December 2005 are as follows:

	Option type	At 31 Dec 04 (or date of appointment)	Exercised in 2005	Exercise price £	At 31 Dec 05	Date from which first exercisable	Expiry date
A J Applegarth	Sharesave 2	7,848	(7,848)	2.15	–	–	–
	Sharesave 4	-	–	7.27	2,273	1 May 10	1 Nov 10
D F Baker	Sharesave 2	7,848	(7,848)	2.15	–	–	–
	Sharesave 4	–	–	7.27	1,303	1 May 08	1 Nov 08
R F Bennett	Sharesave 3	1,580	–	5.98	1,580	1 May 06	1 Nov 06
K M Currie	Sharesave 2	7,848	(7,848)	2.15	–	–	–
(appointed 5 January 2005)	Share Option Scheme	4,854	–	6.18	4,854	1 Jun 01	1 Jun 08
	Sharesave 4	–	–	7.27	1,303	1 May 08	1 Nov 08
A M Kuipers	Sharesave 2	8,546	–	2.15	8,546	1 May 07	1 Nov 07
(appointed 5 January 2005)	Sharesave 4	–	–	7.27	2,273	1 May 10	1 Nov 10

For each unexercised option at the end of the year, the market price of each share at 31 December 2005 was £9.43, the highest market price during the year was £9.435 (on 29 December 2005) and the lowest market price during the year was £7.36 (on 10 May 2005 and 16 May 2005).

On 3 May 2005 A J Applegarth, D F Baker and K M Currie each exercised 7,848 Sharesave 2 options. The market price of the shares on 3 May 2005 was £7.48.

The specific individual interests of Executive Directors are shown in the tables above. In addition the Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at 31 December 2005 as follows:

(i) Northern Rock Employee Trust holds 4,048,207 shares (31 December 2004 – 5,779,139 shares);

(ii) Northern Rock Qualifying Employee Share Ownership Trust holds 1,117,287 shares (31 December 2004 – 2,054,261 shares); and

(iii) Northern Rock Trustees Limited holds 287,252 shares (31 December 2004 – 511,241 shares).

No Executive Director option terms were varied during 2005 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director paid £250 per month.

Options listed in the table above are Inland Revenue approved schemes. The Employee Share Option Scheme was subject to an earnings per share target which was met in 2005. Options under the Sharesave Scheme do not have any performance conditions.

Nichola Pease
Chairman, Remuneration Committee
28 February 2006

COMMUNITY AND ENVIRONMENTAL REPORT

REPORTING

The Company's website www.northernrock.co.uk contains detailed information on corporate, social and environmental activities and is our main reporting medium. Updated regularly, the website contains reports from current and previous years. A hard copy summary of significant events and achievements during 2005 has also been produced and is available on request from the Company Secretary. Northern Rock's approach to managing Corporate Social Responsibility ("CSR") issues and some notable aspects of 2005 performance are outlined here.

MANAGEMENT OF CSR

The Deputy Chief Executive provides Board level representation and leadership of CSR. Development and implementation of our CSR Policy is carried out by a number of working groups made up of senior staff from across the Company. The corporate approach and aims for CSR have continued to be reviewed and embedded throughout the business during 2005. A CSR Department co-ordinates and monitors operational activities and reporting on CSR.

ENGAGEMENT

Engagement with stakeholders and research organisations continued to be important to us although we have to be selective to ensure effective use of resources and to ensure that questionnaires do not direct the way we manage CSR.

We endeavour to ensure that our working partners operate to acceptable standards and as part of our continuing supplier engagement programme 489 of our key suppliers were contacted during 2005 with a request to complete a satisfaction survey, providing their assessment of Northern Rock as a contract holder. A summary of the results of this survey is available in our full Community Report on our website.

GOVERNANCE AND ACCOUNTABILITY

CSR Risk Management processes continued to be reviewed as an integral part of Corporate Operational Risk Management in 2005. A series of Risk Management Forums were held, with the emphasis being placed on exchange of internal and external good practice relating to Risk Management within Northern Rock.

The Forums provided us with the ability to raise the importance of CSR related issues within briefing sessions and to assist in the development of a consistent approach (where appropriate) to operational risk management across the business.

The Company introduced electronic proxy appointment and voting for our shareholders (including CREST proxy appointment for CREST participants) in March 2005, increasing the opportunity for our shareholders to provide input to the 2005 AGM. The results of the proxy voting were displayed on our website.

On 1 July 2005, the new Listing, Prospectus and Disclosure Rules came into force. These changes were made to implement the Prospectus Directive, the Market Abuse Directive and the FSA's review of the Listing Rules. The Company has therefore established policies to ensure compliance with the new Rules.

BUSINESS ETHICS AND HUMAN RIGHTS

The Gender Recognition Act became law in July 2005. Northern Rock staff have received instruction in how the Act affects individuals who acquire a new gender and how information about them should be processed.

During the latter part of the year working parties have been established under our CSR Steering Groups guidance to commence a review of our current Corporate Code of Conduct utilising recommendations made by the Institute of Business Ethics. This includes additional Human Rights issues and, to increase our commitment to these issues, we intend to produce a Supplier Code of Conduct and Ethics.

WORKPLACE

The first full-time union representative in Northern Rock was appointed by Amicus in May 2005, strengthening the partnership between Northern Rock and Amicus.

Flexible working within Northern Rock has now been extended to all remote areas of the business. The aim of the policy is to provide employees in remote areas some flexibility in their hours of work, subject to the needs of the business.

The introduction of a new employee benefit was announced during the year. The "Employee Assistance Programme" is designed to provide free professional help and support for all employees and their families in times of need.

Northern Rock received two awards during 2005 for its commitment to employee share plans, receiving both the All Employee Share Plans award for the most effective all employee share scheme strategy 2005 and Most Effective Communication of an Employee Share Plan at the 13th Annual Institute of Financial Services ("ifs") ProShare Awards 2005

We were also delighted to be granted the Age Positive Award 2005 and have been selected as an Employer Champion. This provides government recognition for Northern Rock's exemplary approach in establishing best practice relating to age.

MARKETPLACE

The fair treatment of customers is central to consumers having confidence in the financial services industry. We have benchmarked our procedures against the high level principles adopted by the Financial Services Authority requiring that all regulated firms treat their customers fairly.

It is a requirement of mortgage regulation to keep borrowers with regulated loans fully appraised of any arrears position and subsequent consequences. However, all loans that fall into arrears are treated individually, and all decisions made are based on the circumstances of the customer. The Company has adopted the same approach to both regulated and non-regulated loans, ensuring that all customers are treated fairly.

Northern Rock staff won more awards than any other organisation at the 2005 North East Contact Centre of the Year Awards. We believe that these awards recognise not only the individual award winners but all staff and departments that contribute.

COMMUNITY

The annual donation of 5% of pre-tax profits to The Northern Rock Foundation is the biggest single contribution we make to the communities in which we operate. In 2005, this amounted to £24.7 million.

Northern Rock staff contribute to many charitable causes and community activities, notably the corporate charity which is chosen by staff on an annual basis. In 2005, Macmillan Cancer Relief was selected and staff raised over £250,000 after matching by The Northern Rock Foundation.

ENVIRONMENT

At the renewal of our contract in November 2005, we managed to secure renewable energy for 100% of our electricity usage.

The Company became members of The North East Energy Forum which is sponsored by the North East Energy Partnership (NEEP) in association with Government Office for the North East.

The forum provides an opportunity to engage with other regional stakeholders interested in energy issues in the North East, to share best practice and to air views to help shape regional priorities and policies.

Northern Rock also achieved a further 3-year Energy Efficiency Re-Accreditation via the National Energy Foundation in recognition of our achievements in the field of energy management and efficiency.

Northern Rock continues to recycle 100% of our end paper waste and continues to review process methods and efficiencies. During 2005 recycling levels of paper amounted to 472 tonnes from 503 tonnes in 2004, with total overall corporate waste reduced by 10.9% against 2004.

THE NORTHERN ROCK FOUNDATION

Since 1997 Northern Rock plc has donated almost £145 million to The Northern Rock Foundation, which was established following Northern Rock Building Society's conversion to a public limited company. The Company covenants 5% of its pre-tax profits each year to the Foundation. By percentage of profits Northern Rock is the UK's second biggest corporate donor (as reported in The Giving List, The Guardian, November 2005).

The Foundation is an independent grant-making trust supporting charitable causes in Cumbria, Northumberland, Tyne and Wear, County Durham and the Tees Valley. Its primary aim is to help improve the conditions of those disadvantaged in society. 2005 was the Foundation's eighth year of operation. During the year its Trustees awarded 316 grants worth £20.7 million. Since 1997 the Foundation has awarded grants worth more than £113.3 million.

In 2005 the Foundation's Trustees continued the grant programmes introduced in the previous year, and maintained their policy of funding activities exclusively in the North East and Cumbria. The majority of the Foundation's grants targeted social and economic disadvantage. The Prevention, Money and Jobs and Basics programmes dealt with a broad range of issues, including prejudice and discrimination, the decline of decent community facilities, youth disaffection, tackling economic inactivity, development of social enterprises, mental ill-health and welfare advice.

During the year the Foundation maintained its role as a major funder of cultural activity in the region. Through its Aspiration and Capital programmes it made grants worth £5.8 million for high-profile arts, heritage, environment and sport organisations. The Foundation also continued as a key partner in the Culture 10 initiative, a ten-year programme of high-profile cultural activity focused on Newcastle Gateshead, but including other parts of the North East. The Foundation has committed £2 million from its existing Aspiration programme to projects brought forward under the Culture 10 banner up to 2006.

In 2005 the Foundation made its fourth Writer's Award, one of the largest literary prizes in the UK, which it runs in partnership with New Writing North. The 2005 winner was Durham-based poet Gillian Allnutt. Gillian has published six collections, most recently, Sojourner (2004). Born in London, and a graduate of Newnham College, Cambridge, Gillian left her job as poetry editor of City Limits magazine to move to the North East in 1988 – drawn by friends, the support it offered to writers and her memories of formative childhood years spent living in Newcastle.

The Foundation continued to play a key role in regional and national developments in the grant-making world. It was a leading member of a campaign to raise awareness of, and seek solutions to the problems arising from the decline and disappearance of a number of national funding streams that have supported social and economic regeneration in the region. The Foundation also played a key role in the consortium running the Government's Futurebuilders fund, designed to strengthen the capacity of voluntary organisations to deliver public services. The Foundation's Director is Vice-Chair of the Futurebuilders' Board, and a Trustee sits on its investment committee.

In January 2005 the Trustees decided to make a special award in response to the Asian Tsunami. They took this decision in recognition of the huge public generosity shown in the aftermath of the disaster. They allocated £500,000, which was divided between three organisations working on the ground in the affected areas.

The Foundation also runs a scheme to match every pound donated to charities by Northern Rock employees. Some of the money comes from the Give As You Earn (GAYE) scheme through which employees donate a regular monthly sum from their salary, also attracting a small government subsidy. But by far the majority of the donations come from the fundraising efforts of staff members. By the end of 2005 the eight-year total raised by staff when matched by the Foundation reached more than £3 million. The total raised and matched in 2005 was £655,944. From January 2006 the Trustees have agreed that for every staff £1, they will now give £2, meaning the charities concerned will receive three times the original amount raised or donated.

In autumn 2005 the Trustees began a consultation process with the voluntary and community sector as part of a wide review of the Foundation's current programmes. The Trustees intend to make decisions following the review in summer 2006, after which the Foundation will launch new or revised programmes to begin in January 2007.

More information about the Foundation is available from:

The Northern Rock Foundation
The Old Chapel, Woodbine Road, Gosforth
Newcastle upon Tyne NE3 1DD

Telephone: 0191 284 8412, Fax: 0191 284 8413
e-mail: generaloffice@nr-foundation.org.uk
Web: www.nr-foundation.org.uk

Grant programmes 2005 approved amounts:



Awards £	Programme
4,986,842	Prevention
2,790,692	Money and Jobs
3,236,955	Basics
2,153,214	Better Sector
2,984,300	Aspiration
2,775,000	Cultural Capital
720,011	Exploration
550,000	Exceptional
500,000	Tsunami
£20,697,014	
1,000,000	Loans
510,000	Other
£22,207,014	**Total investment**

OPERATING AND FINANCIAL REVIEW

INTRODUCTION

Northern Rock is a specialised lender providing loans for residential mortgages, secured commercial lending and unsecured personal finance. Funding is obtained from both on-shore and off-shore personal savings, wholesale money markets, from the securitisation of loans and from covered bonds. Income is also generated from the sale of third party insurance products.

All lending activities are carried out in the UK, whereas funding, particularly non-retail funding, is attracted globally.

Efficiency is paramount to the Northern Rock business strategy. Cost efficiency enables competitive pricing for both savings and lending products leading to volume and income growth supporting further improvements in cost ratios. Capital efficiency is achieved by optimising the use of debt and equity capital and securitisation.

Northern Rock has well established strategic targets against which its financial performance is monitored. These targets, which were all achieved on an underlying basis in 2005, are set out in the following table:

	Strategic	**2005 Performance**	
	Targets	**Reported**	**Underlying**
Growth in total assets	20% +/- 5%	27.5%	24.9%
Growth in profits attributable to shareholders	15% +/- 5%	(2.8%)	13.6%
Return on equity	19% - 22%	19.3%	20.8%

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The 2005 results have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005 and which differ significantly to UK GAAP used in the preparation of previously reported financial statements.

Analysis of the results is complicated as a result of certain IFRS only having been applied from 1 January 2005. This means that the revised 2004 statutory results only include the impact of certain of the IFRS used in the preparation of the 2005 results. As a consequence we have included in comparisons set out in the Operating and Financial Review, 2004 results prepared on a proforma basis, incorporating the impact of IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. This impact includes the treatment of interest income and fees and the reclassification of certain funding instruments from debt to non shareholders' equity but excludes the effects of accounting for derivatives under IFRS which differs from that applied under UK GAAP.

Full reconciliations of the effect of the introduction of IFRS together with full details of the accounting policies for 2005 are included in the notes to the accounts.

As a consequence of the introduction of IFRS the 2005 balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules to be ineffective, plus volatility arising from fair value movements on derivatives taken out in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in the review of financial and operating results to enable management's view of underlying performance to be separately disclosed and discussed. Further detail is given on page 38.

/

FINANCIAL PERFORMANCE

Summary income statements shown on a reported statutory basis and on an underlying basis for 2005 and on a reported statutory and proforma basis for 2004 are set out as follows:

	2005		
	Statutory	Adjustments	Underlying
	£m	£m	£m
Net interest income	752.3	(45.5)	706.8
Other income	129.0	–	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	(56.4)	56.4	–
Total income	824.9	10.9	835.8
Administrative expenses	(249.4)	–	(249.4)
Covenant to The Northern Rock Foundation	(24.7)	(0.5)	(25.2)
Operating expenses	(274.1)	(0.5)	(274.6)
Impairment losses on loans and advances	(56.6)	–	(56.6)
Profit before taxation	494.2	10.4	504.6
Income tax expense	(144.9)	(3.0)	(147.9)
Profit for the year	349.3	7.4	356.7
Attributable to:			
Appropriations	48.6	–	48.6
Profit attributable to equity shareholders	300.7	7.4	308.1
Total	349.3	7.4	356.7
Earnings per share	72.5p		74.3p

	2004		
	Statutory	Adjustments	Proforma
	£m	£m	£m
Net interest income	466.9	145.8	612.7
Other income	252.3	(140.5)	111.8
Total income	719.2	5.3	724.5
Administrative expenses	(218.3)	1.4	(216.9)
Covenant to The Northern Rock Foundation	(21.6)	(0.5)	(22.1)
Operating expenses	(239.9)	0.9	(239.0)
Impairment losses on loans and advances	(48.5)	–	(48.5)
Impairment of fixed asset investments	4.5	–	4.5
Profit before taxation	435.3	6.2	441.5
Income tax expense	(125.8)	(1.9)	(127.7)
Profit for the year	309.5	4.3	313.8
Attributable to:			
Appropriations	–	42.6	42.6
Profit attributable to equity shareholders	309.5	(38.3)	271.2
Total	309.5	4.3	313.8
Earnings per share	74.9p		65.7p

2005 reported statutory profit before taxation for the year increased by 13.5% to £494.2 million with profit attributable to equity shareholders decreasing by 2.8% to £300.7 million. On the same basis return on equity was 19.3% (2004 - 21.6%) and the return on mean risk weighted assets 1.22% (2004 - 1.45%).

Based upon 2005 underlying results and the 2004 proforma results, profit before taxation increased by 14.3% to £504.6 million with profit attributable to equity shareholders increasing by 13.6% to £308.1 million. On the same basis return on equity was 20.8% (2004 - 20.9%) and the return on mean risk weighted assets 1.26% (2004 - 1.29%).

ASSETS

Total assets on a statutory and underlying basis (excluding fair value adjustments) for 2005 are set out in the following table:

	31 December 2005	31 December 2004
	£m	£m
Statutory	82,709	64,881
Underlying	81,057	64,881

On a reported statutory basis total assets are 27.5% higher than at the previous year end and on an underlying basis have increased by 24.9%.

TOTAL INCOME

The introduction of IFRS in 2005 results in significant changes in the presentation and reporting of interest and non-interest income. Upfront lending fees are now spread over the expected life of a loan and included in interest income resulting in a deferral of reported income. Introducer fees are also now recognised within interest income and spread over the expected life of a loan, rather than, as previously, the life of the customer relationship, resulting in an acceleration of the recognition of the cost. Mortgage incentives continue to be offset against interest income but are now spread over the expected life of a loan rather than over the early repayment charge period. In addition, following the re-classification of certain instruments from debt to equity, the coupon payable on these instruments is now excluded from interest expense and is treated as an appropriation. As these accounting changes were introduced on a statutory basis with effect from 1 January 2005 we have prepared comparable 2004 figures on a proforma basis as well as on the statutory basis.

The following table reconciles net interest income and total income on a reported statutory (excluding hedge ineffectiveness) and underlying basis for 2005 and on a reported statutory and proforma basis for 2004.

	2005	2004
	£m	£m
Reported statutory net interest income	752.3	466.9
Interest implicit in forward exchange contracts	(45.5)	–
Impact of IFRS	–	145.8
Underlying/proforma net interest income	706.8	612.7
Reported statutory other income	129.0	252.3
Impact of IFRS	–	(140.5)
Underlying/proforma other income	129.0	111.8
Reported statutory total income (excluding hedge ineffectiveness)	881.3	719.2
Underlying/proforma total income	835.8	724.5
Based upon the table above total income ratios are as follows:		
Reported statutory		
Total income: mean total assets	1.19%	1.23%
Total income: mean risk weighted assets	3.57%	3.37%
Underlying/proforma		
Total income: mean total assets	1.15%	1.24%
Total income: mean risk weighted assets	3.41%	3.43%

Interest implicit in forward exchange contracts represents the difference between the sterling cost implicit from the exchange contract and the currency coupon on the foreign currency liability translated at spot exchange rates. This is regarded as the interest element of the forward exchange contract and is included in underlying interest expense.

On a statutory basis, total income (excluding hedge ineffectiveness) in 2005 amounted to £881.3 million representing an increase of 22.5% over statutory total income in 2004. On this basis the ratio of total income to mean total assets at 1.19% compares with the 2004 ratio of 1.23%. Total income as a proportion of mean risk weighted assets at 3.57% compares with the 2004 ratio of 3.37%.

On an underlying basis total income in 2005 amounted to £835.8 million representing an increase of 15.4% over proforma total income in 2004. On this basis, the ratio of total income to underlying mean total assets at 1.15% compares with the 2004 ratio of 1.24%. Total income as a proportion of mean risk weighted assets at 3.41% compares with the 2004 ratio of 3.43%.

INTEREST MARGIN AND SPREAD

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. For assets denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument. Average balances have been calculated on a monthly basis.

Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments. For assets and liabilities denominated in foreign currencies, where these have been economically hedged, average balances are based on the contract rate implicit in the associated hedging instrument.

	2005	**2004**
Reported statutory		
Interest margin	1.03%	0.82%
Interest spread	0.87%	0.73%
Underlying/proforma		
Interest margin	0.97%	1.07%
Interest spread	0.81%	0.91%

Underlying interest margin at 0.97% compares with the 2004 ratio of 0.82% on a statutory basis and 1.07% on a proforma basis. The proforma basis is considered to be a more appropriate comparator as it is calculated on the same basis as the 2005 figures, including the impact of effective interest rate changes under IFRS. On this basis, interest margin for 2005 is 10bps lower than the full year in 2004 but only 3bps lower than in the first half of 2005. During 2004, 3 month Libor was on average 26bps higher than Bank Base Rate. Although this differential reduced to 11 bps on average during 2005, there continued to be an adverse effect on the price of our Libor related funding.

HEDGE INEFFECTIVENESS

Following the introduction of IFRS, all derivatives entered into by Northern Rock, which under UK GAAP were held off balance sheet, are now recorded on the balance sheet at full fair value with any fair value movements being taken to the income statement. Where effective hedge relationships can be established, the movement in the fair value of the derivative instrument is offset in full or in part by opposite movements in the fair value of the underlying instrument being hedged. Any ineffectiveness arising from different movements in fair value will trend to zero over time and so any recorded ineffectiveness in any accounting period is excluded from underlying results in that accounting period.

In addition, Northern Rock enters into certain derivative contracts, which although efficient economically, cannot be included in effective hedge accounting relationships. Consequently, although the implicit interest cost of the underlying instrument and associated derivative are included in net interest income in the income statement, fair value movements of future cashflows excluding interest flows on such derivatives are recorded in "Net hedge ineffectiveness and other unrealised fair value gains and losses" on the face of the income statement and are excluded from underlying results as these fair value adjustments are not realised in the current accounting period. The same treatment also applies to the revaluation at each balance sheet date of economically hedged foreign currency liabilities.

The over-riding objective of the presentation of underlying results is to show the underlying interest income / expense of hedged instruments and to exclude future fair value adjustments from current performance measurement.

In 2005, the income statement shows "Net hedge ineffectiveness and other unrealised fair value gains and losses" as a negative figure of £56.4 million. This reduces to £10.9 million negative after the cost of interest implicit in forward exchange contracts is transferred to underlying net interest income. At 30 June 2005 the equivalent figures were £33.3 million positive and £57.6 million positive respectively.

OPERATING EXPENSES
(excluding the covenant to The Northern Rock Foundation)

	2005 £m	2004 £m
Staff costs	144.5	119.6
Other expenses	81.6	80.5
Depreciation and amortisation	23.3	18.2
Total operating expenses	249.4	218.3

Total operating expenses amounted to £249.4 million representing an increase of 14.2% over statutory operating expenses of £218.3 million and 15.0% over proforma operating expenses of £216.9 million for 2004. The increase of 15.0% compares with an increase in underlying assets of 24.9% over the year and a rise in underlying total income of 15.4%, resulting in a cost to asset ratio of 0.34% (2004 statutory - 0.37%, proforma - 0.37%) and a cost to underlying income ratio of 29.8% (2004 statutory - 30.4%, proforma - 29.9%).

At the half year stage the cost to underlying income ratio had risen to 30.1% as a result of incremental regulatory costs being incurred in the first half of 2005 with no corresponding cost in the equivalent period in 2004. In the second half of 2005, underlying income growth of 17.5%, compared with the second half of 2004, exceeded cost growth of only 12.4%, resulting in a 2005 second half cost to underlying income ratio of 29.6%.

Included in the 2005 operating expenses are approximately £10 million of recurring incremental costs (2004 - £3.6 million) in relation to the full year impact of increased regulatory requirements. These have been absorbed in our cost base and so going forward we expect the rate of cost growth to slow, cost growth to be at the bottom end of the one half to two thirds of asset growth range and income growth to exceed cost growth.

SOCIAL RESPONSIBILITY – THE NORTHERN ROCK FOUNDATION
Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. The covenant from 2005 profits amounts to £24.7 million (31 December 2004 - £21.6 million), resulting in approximately £145 million having been donated since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

CREDIT QUALITY AND LOAN LOSS IMPAIRMENT
The arrears position of each of our personal lending portfolios based upon numbers of accounts three months or more in arrears is set out in the following table:

	Residential	Standalone Unsecured	*Together* Unsecured	CML Residential Average
31 December 2005	0.39%	0.98%	0.84%	0.92%
31 December 2004	0.37%	1.04%	0.78%	0.80%

Note: CML: Council of Mortgage Lenders.

Residential accounts three months or more in arrears at 0.39% remained well below half the CML residential average of 0.92% at 31 December 2005 (31 December 2004 - 0.80%) and only marginally ahead of the equivalent figure of 0.37% at the end of 2004. The "together" secured three months plus arrears increased to 0.84% at 31 December 2005 (31 December 2004 - 0.77%) but remained below the CML average for residential lending.

At 31 December 2005, properties in possession had increased to 576, representing only 0.09% of all accounts compared with 181 (0.03%) at the end of 2004 in line with our policy of rapid movement towards recovery where it is clear the borrower is unwilling to maintain payments and where we have higher risk.

Standalone personal unsecured loan arrears remain significantly better than industry average, reflecting our policy of attracting high quality lending and use of our bespoke scorecard to avoid lower quality lending. Three months plus arrears finished the year at 0.98%, below that reported at the half year and at the end of December 2004, although greater collections activity was required compared with 2004. On an industry-wide view indebtedness of customers seems to have stabilised. In our loan portfolios indebtedness has begun to decline and collection activity in the last quarter became a little easier.

At 31 December 2005 only 10 of our commercial loans (0.42% of accounts) with balances outstanding of £5.8 million were three months or more in arrears compared with 8 accounts (0.31%) with outstanding balances of £6.3 million at 31 December 2004.

Although there are similarities between the bases for determining loan loss impairment provisions under UK GAAP and IFRS, the latter is more prescriptive. In 2005, we enhanced our loan loss impairment methodologies incorporating risk and performance data captured in and generated by our Basle II capital systems. Following the introduction of the improved methodologies at the beginning of the year, a reassessment of loan loss impairment provisions was made to reflect more accurately the risk profile of our loan portfolios. Following this one-off reassessment, opening loan loss impairment provisions were reduced by £10.3 million for the residential portfolio and by £9.8 million in our commercial lending portfolio and increased by £20.1 million in respect of our unsecured loans.

The 2005 charge for loan loss impairment amounted to £56.6 million (2004 - £48.5 million) representing 0.09% of mean advances to customers (2004 - 0.10%). The combination of high quality lending, low interest rates, low arrears and continued strong average Loan to Value ratio ("LTV") of the portfolio have continued to contain the levels of loan loss impairment provisions required for residential mortgages. Provisions for the commercial secured lending portfolio are consistent with portfolio performance and economic conditions for this sector.

The growth in loan loss impairment provision balances against our personal unsecured credit portfolios reflects growth in balances and the maturing nature of the portfolios. As a result, total loan loss impairment provision balances for these portfolios have increased to £87.1 million (31 December 2004 - £78.4 million) with total cover of 1.48% (31 December 2004 - 1.68%).

TAXATION

The effective tax rate in 2005 was 29.3% (2004 - 28.9%). We continue to anticipate, with a corporation tax rate of 30% and HM Revenue & Custom's stance on tax planning, that the ongoing effective tax rate will trend towards 30.0% in the medium term.

	%
Standard corporation tax rate for 2005	30.0
Effect of non-deductible items	0.2
Adjustment to prior year tax provisions	(0.9)
Effective tax rate	29.3

LENDING

During 2005 Northern Rock again achieved record levels of total lending. Total gross lending was £26,879 million, an increase of 15.2% (2004 - £23,342 million), with total net lending of £14,555 million, an increase of 12.6% (2004 - £12,932 million). Prospects for 2006 are good, with a total opening pipeline of £5,300 million (1 January 2005 - £5,105 million) including a residential lending pipeline of £5,005 million (1 January 2005 - £4,891 million). The 2006 opening pipeline also reflects a 6% improvement in the time applications remain in the lending pipeline. Improved customer retention reduces the need to grow gross lending significantly as we move towards achieving the centre of our asset growth target range.

The composition of our lending portfolios has continued to be low risk. At 31 December 2005, 90% of our loans to customers were residential secured loans (31 December 2004 - 89%), 2% commercial secured loans (31 December 2004 - 3%) and 8% (31 December 2004 - 8%) within our personal unsecured portfolios. This mix is not expected to change significantly going forward.

An analysis of new lending by portfolio is set out in the following table:

	Residential	**Commercial**	**Unsecured**	**Total**
	£m	**£m**	**£m**	**£m**
2005				
Gross	23,618	408	2,853	26,879
Net	13,350	5	1,200	14,555
2004				
Gross	20,051	499	2,792	23,342
Net	11,383	182	1,367	12,932

RESIDENTIAL – UK MARKET

The UK residential lending market improved in the second half of 2005 resulting in estimated gross lending for the year of £288 billion, broadly unchanged from the £291 billion recorded in 2004. Gross lending associated with housing transactions and equity withdrawal represents around 55% of lending with 45% driven by remortgage activity. Whilst the former will vary with volumes of home moving transactions and house price inflation, the latter does not due to increased market liquidity following the removal of overhanging early repayment charges. The two components will continue to provide a substantial and robust gross lending market for us to be able to achieve our lending targets. The slow down in the housing transaction market during 2005 has, however, resulted in estimated net lending being down 9% at £91 billion (2004 - £101 billion). UK house prices remained stable throughout 2005. Although the latter part of 2005 saw an increase in housing transactions, we expect 2006 transactions to be similar to those achieved in 2005, with low single digit house price appreciation, in line with the growth in average earnings.

RESIDENTIAL – NORTHERN ROCK PERFORMANCE

Against this background, we achieved gross residential lending of £23,618 million (2004 - £20,051 million) and net residential lending of £13,350 million (2004 - £11,383 million), representing increases of 17.8% and 17.3% respectively. Our share of UK gross residential lending for 2005 was 8.1% and our market share of net residential lending was 14.5%. This compares with 8.0% and 13.5% respectively for the first half of 2005, and 6.8% and 11.2% for 2004 in total. Our share of redemptions for the year was 5.2% (2004 - 4.5%), again lower than our closing share of mortgage stock of 6.4% (31 December 2004 - 5.5%). This reflects the continued success and strengthening of our pro-active customer retention process and our fair and transparent policy of allowing existing customers, subject to their contractual terms, to transfer their loan to any product available to new borrowers.

In 2005, 90% of our gross residential lending was originated via the indirect market (2004 - 88%). This reflects the increasing importance of mortgage clubs and networks, with whom we are even more closely aligned following the introduction of statutory mortgage regulation in the last quarter of 2004, and improvements in service levels and access through our on-line trading platform.

The profile of our new lending has remained low risk despite strong growth in volumes. There was a slight increase in the proportion of lending to first time buyers to 24% (2004 - 21%) reflected in increased volumes of "together" lending. 76% (2004 - 79%) of new customers continued to have a proven payment track record. The impact of this trend has been to increase the average LTV of new lending in 2005 to 78% compared with 76% in 2004. Similarly new lending at or below 90% LTV was 70% (2004 - 77%) of completions. The average indexed LTV of our mortgage book is now 58% (31 December 2004 - 53%) which continues to provide strong cover in the event of default. We have minimal exposure to large loans with only 3.4% of new loans over £500,000 (2004 - 3.5%) and have a good spread of geographic risk.

We offer customers a wide range of innovative and attractive products including lifestyle products and traditional price-led products. Most of our products also have inbuilt flexibility giving customers the opportunity to overpay, make redraws and subject to advance agreement and after a qualifying period, take payment holidays. Our lifestyle products comprise our "together" family of products, Lifetime and residential Buy to Let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment. Gross lending of "together" products amounted to £7.0 billion of which £6.1 billion were advances secured on residential property representing 28.7% of new residential lending, excluding further advances. Outstanding balances of "together" mortgages have increased to 20.6% of our mortgage portfolio (31 December 2004 - 18.2%).

Our Lifetime range is aimed at homeowners aged 60 and over who wish to utilise equity in their homes to enhance their lifestyle. Such lending accounted for 1.4% of gross new residential lending (2004 - 1.8%), with outstanding Lifetime balances representing 3.0% (31 December 2004 - 3.1%) of our mortgage balances.

Residential Buy to Let lending is focussed on lending to private investors secured on good quality residential properties with low LTVs. Such lending accounted for 4.9% of our mortgage portfolio at 31 December 2005 (31 December 2004 - 4.0%) and for 7.1% (2004 - 6.4%) of gross new residential lending.

In total our family of lifestyle products, which are margin enhancing, represented 37.2% (2004 - 28.9%) of our gross new residential lending and 28.5% of mortgage balances at 31 December 2005 (31 December 2004 - 25.3%).

Of our traditional price-led mortgage products, fixed rate mortgages remained the most popular with 25.3% (2004 - 46.4%) of total new lending accounted for by short term fixed rate products up to two years, and 28.8% (2004 - 7.5%) by longer term fixes, normally up to five years. The increased demand for longer term fixed rate products reflected competitive pricing led by attractive longer term swap rates.

UNSECURED

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

	Standalone Unsecured £m	Together Unsecured £m	Total £m
2005			
Gross	1,970	883	2,853
Net	744	456	1,200
2004			
Gross	2,068	724	2,792
Net	1,104	263	1,367

Standalone unsecured gross lending has slowed in line with the number of borrowers who satisfy our credit score and our risk appetite. Net lending has shown a further reduction as the portfolio matures and redemptions and repayments naturally increase.

Volumes of new "together" unsecured lending increased below the rate of growth of "together" mortgage lending due to the cap of £30,000 on the value of the unsecured element of "together" loans. At 31 December 2005, our unsecured lending balances were £5,789 million (31 December 2004 - £4,581 million) of which 40.0% (31 December 2004 - 40.3%) represented "together" unsecured advances.

COMMERCIAL

Competition in the commercial secured lending market remained strong throughout 2005 with certain lenders being particularly aggressive on price and LTV levels at which they are prepared to lend. Both gross and net lending within our commercial lending portfolio slowed as a result of maintaining our emphasis on quality rather than volume of lending. Gross lending in the year amounted to £408 million (2004 - £499 million) with net lending of £5 million (2004 - £182 million).

TREASURY

Our Treasury operation continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. It is not a separate profit centre and does not operate trading portfolios. At 31 December 2005, 97% (31 December 2004 - 96%) of our Treasury investment portfolios comprised assets which are rated single A or better. We continue to have no exposure to emerging markets or non-investment grade debt.

FUNDING

Northern Rock has established four distinct funding arms enabling it to attract funds from a wide range of customers and counterparties on a global basis. Flows of new funding and closing balances are shown in the following table:

	Retail £m	Non-Retail £m	Securitisation £m	Covered Bonds £m
2005				
Net flow	2,809	2,317	8,831	2,378
Closing balances	20,104	22,253	31,156	3,830
2004				
Net flow	896	2,770	7,234	1,341
Closing balances	17,290	19,740	22,090	1,339

Note: Net flow in 2005 represents net cashflows excluding fair value adjustments. Closing balances at 31 December 2005 are stated including fair value adjustments.

RETAIL

Retail funding comprised a net inflow of funds of £2,809 million, including interest credited of £565 million and builds on the successful funding in the first half of 2005 of £1,716 million, again demonstrating the strength and diversity of our retail franchise. 2005's net inflow represents over three times the net inflow of £896 million achieved in 2004.

Funding during the year was largely into our Silver Savings account for the over 50s, launched in September 2004 and supplemented in 2005 by the introduction of a 30 day notice account. Balances in our Ireland based operation rose 63% to £1,026 million (31 December 2004 - £628 million), with £1,940,million (31 December 2004 - £1,871 million) in our Guernsey based off-shore vehicle.

Closing balances of £20.1 billion represent 65.8% of our non-securitised lending portfolios (31 December 2004 - 52.6%).

NON-RETAIL

Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base. During the first half we repaid net £2.2 billion, mainly short term funds, following securitisation issues. In the second half we raised a net £4.5 billion mainly medium term funding, leaving a full year net funding of £2.3 billion.

During the year, we raised £2.6 billion medium term wholesale funds from a variety of globally spread sources, with specific emphasis on the US, Europe and Asia. This included a US$1.75 billion Extendible Quarterly Securities issue sold to domestic US investors and a US$1.5 billion Floating Rate Notes issue sold in Asia and Europe. In January 2006, we have raised a further US$2.0 billion Extendible Securities, with over 60% of funds raised from investors new to the Northern Rock Extendible programme.

Key developments in short term funding included the establishment of a CAD$2 billion Canadian Commercial Paper programme which provides access to domestic Canadian investors. This programme had outstanding balances of CAD$850 million at 31 December 2005.

SECURITISATION

Funding through securitisation has remained an integral part of Northern Rock's funding strategy. During 2005 four residential mortgage-backed issues were completed raising £12.9 billion through our Granite vehicles. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our non-securitised mortgages. We continue to diversify our investor base aided by comprehensive global investor roadshows. A second commercial mortgage securitisation (Dolerite) raising £600 million was also completed.

The last Granite issue of 2005 (a £3.75 billion deal) was priced at the lowest spread we have ever achieved, even tighter than previous deals completed in the year and significantly below the cost of older deals being replaced.

Already in 2006 we have completed a £6.0 billion residential mortgage-backed securitisation issue, which was heavily oversubscribed.

At 31 December 2005 advances to customers subject to securitisation amounted to £39.1 billion (31 December 2004 - £21.9 billion), representing 56% (31 December 2004 - 40%) of our total lending portfolios.

COVERED BONDS

In 2005 we raised €3.5 billion (£2.4 billion) from two further issues from our €10 billion covered bond programme established in 2004. The second transaction raised funds with a maturity of 15 years priced at mid swaps plus 11 bps helping to lower the average cost of new funding. We intend to continue to actively develop our covered bond programme and will seek to further diversify the investor base. The covered bonds are secured by a pool of ring-fenced residential mortgages. The credit risks associated with these loans have subsequently been transferred into the capital markets by means of synthetic securitisation transactions (Graphite) providing further capital benefits.

WHINSTONE TRANSACTION

In November 2005, Northern Rock completed its first Whinstone transaction transferring around 80% of the reserve fund risk relating to pre 2005 Granite residential mortgage securitisations to third party investors, therefore reducing the potential exposure to downturn credit risk. The transaction reduces the level of core capital required under credit rating assessments of required capital as well as the regulatory capital deduction in respect of the reserve funds, thereby enhancing capital efficiency and more closely aligning regulatory and credit rating capital; an important step in advance of Basle II. By retaining a small portion of the first loss, Northern Rock continues to align the interests of securitisation investors and the Company and demonstrates its confidence in the credit performance of the mortgage portfolios.

Net interest income, total income and pre tax profits were affected by the interest cost of this transaction for two months in 2005 and will be affected on a full year basis thereafter. This additional cost will be largely offset by savings in appropriations due to not having to raise subordinated debt to support securitisation capital deductions. Underlying attributable profits will therefore not be significantly affected by this transaction.

Following the announcement of the transaction Standard & Poor's changed the Northern Rock senior unsecured credit rating outlook from neutral to positive. The £423 million transaction, included within securitised notes in issue, is by far the largest transaction of its type ever completed in the international markets and has been awarded European Securitisation deal of the year by IFR magazine. It is our intention to continue to utilise this type of transaction on an ongoing basis.

DIVIDENDS

In line with our dividend policy of a payout ratio of approximately 40% of sustainable underlying attributable profits, cover of 2.5 times, the proposed final dividend is 20.7p per share payable on 26 May 2006 to shareholders on the register on 28 April 2006. This, combined with the interim dividend of 9.4p, results in a total dividend for 2005 of 30.1p per share, an increase of 13.6% over the 2004 total dividend of 26.5p per share.

CAPITAL

At 31 December 2005, total capital amounted to £3,224 million resulting in a total capital ratio of 12.3%, comfortably above regulatory and internal requirements. Tier 1 capital was £2,033 million and the Tier 1 ratio 7.7%. The restated equivalent ratios at 31 December 2004 on a statutory basis were 14.0% and 8.7%. On a proforma basis the ratios were 13.5% and 8.0% respectively, primarily reflecting the impact of the deferral of fee income following the introduction of IFRS.

Recognising the strategic importance of Basle II to our business, in December 2005, we submitted our application seeking waiver from the FSA to permit us to adopt the Retail Internal Ratings Based approach, which is planned to commence on 1 January 2007. We intend to initially adopt the Standardised Approach to Operational Risk.

Our low risk balance sheet means that we expect to achieve significant reductions in the levels of our total regulatory risk weighted assets for credit exposures compared to current levels. This should result, subject to consultation with the FSA and credit rating agencies, in future capital efficiencies. In the first three years of the operation of Basle II, transitional arrangements will apply such that any capital relief will be introduced gradually with a potential maximum 20% reduction in capital by the end of the transition period.

The table below analyses Northern Rock's capital resources at 31 December 2005 and 2004:

	2005	**2004**
	£m	**£m**
Tier 1		
Share capital	123.9	123.9
Share premium account	6.8	6.8
Capital redemption reserve	7.3	7.3
Retained earnings	1,426.5	1,401.6
Pension scheme	23.1	34.8
Reserve capital instruments	299.3	300.0
Tier one notes	223.9	200.0
Goodwill and intangible assets	(78.2)	(73.1)
Total Tier 1 capital	2,032.6	2,001.3
Upper Tier 2		
Perpetual subordinated debt	736.5	746.4
Collectively assessed impairment allowances	119.0	83.1
Total Upper Tier 2 capital	855.5	829.5
Lower Tier 2		
Term subordinated debt	785.3	769.3
Total Tier 2 capital	1,640.8	1,598.8
Deductions	(449.8)	(374.7)
Total capital	3,223.6	3,225.4
Risk weighted assets	26,295.9	23,030.9
Tier 1 ratio (%)	7.7%	8.7%
Total capital (%)	12.3%	14.0%

PENSION FUND

Whilst almost fully funded on an actuarial basis, the average deficit of the Northern Rock Pension Fund throughout 2005 using the IAS19 basis of calculation was £65.0 million. At the end of 2005, this deficit would have grown to *around* £74.4 million without corrective action, reflecting in particular volatility arising from the use of point in time assumptions about return on assets and discount rates and in particular the reduction in bond yields seen in December 2005. The defined benefit element of the fund is a closed fund, and as we get closer to the end of the fund's life, the IAS19 deficit will become realised. Consequently, we have decided to eliminate the average 2005 deficit. This has been achieved by an initial additional contribution of £20.0 million in December 2005, with the balance of £45.0 million paid in January 2006.

As a result of the above, the IAS 19 deficit at 31 December 2005 is £54.4 million, which reduces by £45.0 million to £9.4 million after the payments made in January 2006. The impact of these contributions will be minimal on the Group's earnings but will reduce the risk of significant increases in pension cost in the future.

OUTLOOK

We expect UK gross residential lending in 2006 to be similar to 2005 at around £300 billion, underpinned by a stable housing market and sustained remortgage activity. Economic conditions will remain fundamentally supportive, with interest rates remaining low during 2006.

Following two years of growth of assets at the top of our strategic range of 20% + / - 5% we intend that over the next two to three years the rate of growth of assets will move to the centre of the range, assisting both operational and capital efficiency. Also as income deferred under IFRS is recognised in the income statement and margins stabilise we expect to see underlying earnings growth move back to at least the centre of our strategic range of 15% + / - *5% and then converge* towards asset growth in the medium term. Our strategic target for return on equity of 19% to 22% is also confirmed.

Cost efficiency ratios should continue to improve as cost growth returns to below income growth and at the lower end of the target of one half to two thirds of asset growth despite continuing our usual policy of investing in new infrastructure for future capacity and efficiency.

Risk management and credit quality remains paramount to Northern Rock's business, which will remain dominated by good quality prime residential mortgages. Whilst the extremely benign credit conditions of the last few years are unlikely to continue they are not expected to deteriorate significantly. This, together with increased focus on arrears management and sound provisioning policies, should ensure that loan loss impairment provisions will not increase markedly.

Capital efficiency will continue to benefit from further sales of securitisation reserve fund risk and in the future by the reduction in capital risk weightings under Basle II.

Our business model remains on track to deliver all of our strategic targets in terms of asset and profit growth, returns on equity and cost efficiency. This will benefit employees, customers and shareholders.


GOAL!
northern rock

GOAL! the Movie opened in September 2005, heavily featuring Newcastle United FC sponsored by Northern Rock



DIRECTORS' REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2005

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2005

The Directors are pleased to present their report and the audited financial statements for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The principal purpose of the Group is the provision of housing and other property finance, savings and a range of related personal financial and banking services in the UK.

REVIEW OF BUSINESS AND FUTURE DEVELOPMENTS

A review of the business and future developments is given in the Chairman's Statement, the Chief Executive's Report and the Operating and Financial Review.

DIVIDENDS

An interim dividend of 9.4p per share (2004 8.5p per share) was paid on 28 October 2005. The Directors propose a final dividend of 20.7p per share (2004 18.0p per share) to be paid on 26 May 2006 to shareholders on the register at the close of business on 28 April 2006.

TANGIBLE FIXED ASSETS

Land and buildings, which are included in the balance sheet at cost less accumulated depreciation, amounted to £97.6 million at 31 December 2005. In the Directors' opinion, based on valuations carried out by the Group's qualified chartered surveyors, the total market value of these assets was not significantly different.

Details of changes to tangible fixed assets are included in note 26 to the accounts.

POST BALANCE SHEET EVENTS

On 25 January 2006, the Group issued a further £6 billion of securitised notes, secured against loans and advances on residential properties, from the Granite Master Issuer programme.

The Directors are of the opinion that there have been no other significant events which have occurred since 1 January 2006 to the date of this report that are likely to have a material effect on the Group's financial position as disclosed in these accounts.

DIRECTORS

The current composition of the Board of Directors together with brief biographical details of each Director is shown on page 12. With the exception of the Directors noted below, all Directors have served on the Board throughout the year ended 31 December 2005.

On 5 January 2005, Mr K M Currie, Mr A M Kuipers and Mr M J Queen were appointed to the Board, and on 1 March 2005 Miss R A Radcliffe joined the Board.

Mr A J Applegarth, Sir Ian Gibson and Sir Derek Wanless retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Details of the service contract for Mr A J Applegarth are set out on page 23. There are no service contracts in respect of the other Directors seeking re-election.

Sir George Russell will retire from the Board at the conclusion of the 2006 Annual General Meeting.

The interests of Directors in the shares of the Company at 31 December 2005 and 28 February 2006 are set out on page 30.

SHARES

The authorised and issued share capital are set out in note 36 to the accounts.

At the Annual General Meeting on 26 April 2005, a resolution was passed giving the Company the authority to make market purchases of Ordinary Shares up to a maximum of 10% of the issued share capital. A further resolution was passed providing for the Company to enter into a contingent purchase contract with The Northern Rock Foundation to repurchase Foundation Shares in the same proportion and at the same price as the Ordinary Shares repurchased. These authorities expire at the Annual General Meeting in 2006 when a resolution will be proposed for their renewal.

SUBSTANTIAL SHAREHOLDINGS

As at 28 February 2006, the following notifiable interests in the Company's Ordinary Shares had been reported to the Company:

Aviva plc	3.2%
Barclays PLC	4.8%
Legal & General Investment Management Limited	3.9%

CREDITOR PAYMENT POLICY

The Company's policy with regard to the payment of suppliers is to negotiate and agree terms and conditions with all its suppliers, which include the giving of an undertaking to pay suppliers within an agreed payment period.

The average creditor payment period at 31 December 2005 was 32 days (2004 21 days).

EMPLOYEES

Northern Rock's desire to involve employees as financial stakeholders in the Company continued in 2005. Under the Share Incentive Plan, shares with a market value at the date of award of £1.8 million were given to employees during the year. In January 2005 a further grant of options was made under the Employee Share Option Scheme. A total of 4,463,000 options were granted at an exercise price of £7.73 per share. These options may be exercised between 2008 and 2015. In March 2005 a further award of options was made under the Sharesave Scheme. A total of 808,621 options were granted at an exercise price of £7.27 per share. These options may be exercised between 2008 and 2010.

Employee communications are vital to the success of the Company, and good staff relations are a key part of management responsibility at all levels. Employee consultation takes place with the national committee of AMICUS. The Company also issues a bi-monthly staff magazine and weekly news bulletins.

The Company is committed to equal employment opportunities for everyone, and treats applicants for work solely on their ability to do the job.

CHARITABLE CONTRIBUTIONS

The Company is committed to a total contribution to The Northern Rock Foundation under a deed of covenant of £24.7 million based on its profits in 2005. Of this amount, it has already made a contribution of £14.7 million in October 2005, with a further contribution of £10.0 million to be paid in May 2006.

AUDITORS

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution to reappoint them will be proposed at the Annual General Meeting.

By order of the Board

C Taylor, Company Secretary
28 February 2006

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF NORTHERN ROCK PLC

We have audited the Group and Company financial statements (the "financial statements") of Northern Rock plc for the year ended 31 December 2005 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Company Balance Sheet, the Consolidated Statement of Recognised Income and Expense, the Company Statement of Recognised Income and Expense, the Consolidated Cashflow Statement, the Company Cashflow Statement and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors' Responsibilities. The Directors are also responsible for preparing the Directors' Remuneration Report.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Report, the Corporate Governance statement, the unaudited part of the Directors' Remuneration Report, the Community and Environmental Report, the Northern Rock Foundation report, the Operating and Financial Review and the Directors' Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

OPINION

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended;
- the Company financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 December 2005 and cash flows for the year then ended; and
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
Newcastle upon Tyne
28 February 2006

PRICEWATERHOUSECOOPERS

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2005

	Note	2005	2004
		£m	£m
Interest and similar income	3	**4,056.7**	2,989.4
Interest expense and similar charges	4	**(3,304.4)**	(2,522.5)
Net interest income		**752.3**	466.9
Fee and commission income		**157.0**	305.1
Fee and commission expense		**(28.9)**	(64.5)
Other operating income		**0.9**	11.7
		129.0	252.3
Net hedge ineffectiveness and other unrealised fair value gains and losses	9	**(56.4)**	–
Total income		**824.9**	719.2
Administrative expenses	5	**(226.1)**	(200.1)
Depreciation and amortisation		**(23.3)**	(18.2)
Covenant to The Northern Rock Foundation		**(24.7)**	(21.6)
Operating expenses		**(274.1)**	(239.9)
Impairment losses on loans and advances	8	**(56.6)**	(48.5)
Impairment of fixed asset investments		**–**	4.5
Profit before taxation		**494.2**	435.3
Income tax expense	11	**(144.9)**	(125.8)
Profit for the year		**349.3**	309.5
Attributable to:			
Appropriations	34, 35	**48.6**	–
Profit attributable to equity shareholders		**300.7**	309.5
Total profit attributable to equity holders of parent company		**349.3**	309.5
Earnings per share			
Basic earnings per share	14	**72.5p**	74.9p
Diluted earnings per share	14	**72.0p**	74.3p

Details of dividends are set out in note 13.

CONSOLIDATED BALANCE SHEET
At 31 December 2005

	Note	2005	2004
Assets		**£m**	£m
Cash and balances with central banks	15	**69.2**	65.3
Derivative financial instruments	16	**1,449.8**	-
Loans and advances to banks	17	**5,073.8**	3,674.2
Loans and advances to customers	18	**70,239.9**	54,768.8
Available for sale securities	21	**5,377.1**	-
Debt securities	22	**-**	4,742.2
Equity shares and other variable yield securities	23	**-**	575.6
Intangible assets	25	**78.2**	73.1
Property, plant and equipment	26	**180.6**	170.5
Deferred income tax asset	27	**57.5**	14.1
Other assets		**52.9**	78.2
Prepayments and accrued income		**129.5**	718.9
Total assets		**82,708.5**	64,880.9
Liabilities			
Deposits by banks	28	**1,536.8**	1,201.6
Customer accounts	29	**23,672.6**	20,393.7
Derivative financial instruments	16	**846.1**	-
Debt securities in issue			
Securitised notes	19	**31,156.4**	22,089.9
Covered bonds	20	**3,830.4**	1,339.0
Other	30	**17,147.8**	15,435.3
Other liabilities		**93.8**	76.1
Current taxation liabilities		**43.3**	60.0
Accruals and deferred income	31	**706.3**	679.5
Provisions for liabilities and charges	7	**54.4**	52.5
Subordinated liabilities	32	**785.3**	1,515.7
Reserve capital instruments	34	**-**	300.0
Tier one notes	33	**223.9**	200.0
		80,097.1	63,343.3
Equity			
Shareholders' funds			
Called up share capital	36	**123.9**	123.9
Share premium account	37	**6.8**	6.8
Capital *redemption reserve*	37	**7.3**	7.3
Other reserves	37	**11.1**	(2.0)
Retained earnings	38	**1,426.5**	1,401.6
Total equity attributable to equity shareholders		**1,575.6**	1,537.6
Non shareholders' funds			
Reserve capital instruments	34	**299.3**	-
Subordinated notes	35	**736.5**	-
Total non shareholders' funds		**1,035.8**	-
Total equity		**2,611.4**	1,537.6
Total equity and liabilities		**82,708.5**	64,880.9

The notes on pages 59 to 102 form an integral part of these accounts.

Approved by the Board on 28 February 2006 and signed on its behalf by:

Dr M W Ridley	A J Applegarth	R F Bennett
Chairman	Chief Executive	Group Finance Director

COMPANY BALANCE SHEET
At 31 December 2005

	Note	2005	2004
Assets		**£m**	£m
Cash and balances with central banks	15	**69.2**	65.3
Derivative financial instruments	16	**769.9**	–
Loans and advances to banks	17	**4,628.7**	3,167.3
Loans and advances to customers	18	**70,812.5**	55,127.6
Available for sale securities	21	**5,099.4**	–
Debt securities	22	**–**	4,578.6
Equity shares and other variable yield securities	23	**–**	458.1
Shares in Group undertakings	24	**118.5**	120.5
Intangible assets	25	**47.5**	42.4
Property, plant and equipment	26	**168.3**	140.3
Deferred income tax asset	27	**93.0**	65.2
Other assets		**98.1**	113.7
Prepayments and accrued income		**503.4**	1,053.6
Total assets		**82,408.5**	64,932.6
Liabilities			
Deposits by banks	28	**3,541.0**	3,067.6
Customer accounts	29	**53,198.5**	40,941.6
Derivative financial instruments	16	**400.5**	–
Debt securities in issue			
Covered bonds	20	**3,830.4**	1,339.0
Other	30	**17,147.8**	15,435.3
Other liabilities		**158.4**	101.1
Current taxation liabilities		**42.0**	58.2
Accruals and deferred income	31	**545.3**	544.9
Provisions for liabilities and charges	7	**54.4**	52.5
Subordinated liabilities	32	**785.3**	1,515.7
Reserve capital instruments	34	**–**	300.0
Tier one notes	33	**223.9**	200.0
		79,927.5	63,555.9
Equity			
Shareholders' funds			
Called up share capital	36	**123.9**	123.9
Share premium account	37	**6.8**	6.8
Capital redemption reserve	37	**7.3**	7.3
Other reserves	37	**(7.0)**	(2.0)
Retained earnings	38	**1,314.2**	1,240.7
Total equity attributable to equity shareholders		**1,445.2**	1,376.7
Non shareholders' funds			
Reserve capital instruments	34	**299.3**	–
Subordinated notes	35	**736.5**	–
Total non shareholders' funds		**1,035.8**	–
Total equity		**2,481.0**	1,376.7
Total equity and liabilities		**82,408.5**	64,932.6

The notes on pages 59 to 102 form an integral part of these accounts.

Approved by the Board on 28 February 2006 and signed on its behalf by:

Dr M W Ridley	A J Applegarth	R F Bennett
Chairman	Chief Executive	Group Finance Director

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Profit for the year		–	–	–	–	300.7	300.7	48.6	349.3
Changes in valuation of available for sale investments, net of tax	37	–	–	–	15.6	–	15.6	–	15.6
Net profits on disposal transferred to net income, net of tax	37	–	–	–	(16.6)	–	(16.6)	–	(16.6)
Net change in cash flow hedges, net of tax	37	–	–	–	(8.8)	–	(8.8)	–	(8.8)
Actuarial gains and losses, net of tax	37	–	–	–	(12.9)	–	(12.9)	–	(12.9)
Total recognised income and expense for the year		**–**	**–**	**–**	**(22.7)**	**300.7**	**278.0**	**48.6**	**326.6**
Adoption of IAS 32 and IAS 39 – fair value adjustments	46	–	–	–	35.8	(179.7)	(143.9)	–	(143.9)
Total		**–**	**–**	**–**	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**
Note – reconciliation of movements in equity									
Total – as above		**–**	**–**	**–**	**13.1**	**121.0**	**134.1**	**48.6**	**182.7**
Adoption of IAS 32 and IAS 39 – debt / equity reclassifications	46	–	–	–	–	–	–	1,035.8	1,035.8
Dividends	13	–	–	–	–	(113.8)	(113.8)	–	(113.8)
Appropriations		–	–	–	–	–	–	(48.6)	(48.6)
Movement in own shares	38	–	–	–	–	17.7	17.7	–	17.7
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,401.6	1,537.6	–	1,537.6
Balance at 31 December 2005		**123.9**	**6.8**	**7.3**	**11.1**	**1,426.5**	**1,575.6**	**1,035.8**	**2,611.4**

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Profit for the year		–	–	–	–	309.5	309.5	–	309.5
Actuarial gains and losses, net of tax	37	–	–	–	(2.0)	–	(2.0)	–	(2.0)
Total recognised income and expense for the year		**–**	**–**	**–**	**(2.0)**	**309.5**	**307.5**	**–**	**307.5**
Note – reconciliation of movements in equity									
Total recognised income and expense for the year		**–**	**–**	**–**	**(2.0)**	**309.5**	**307.5**	**–**	**307.5**
Dividends	13	–	–	–	–	(100.6)	(100.6)	–	(100.6)
Movement in own shares	38	–	–	–	–	8.9	8.9	–	8.9
Balance at 31 December 2003		123.9	6.8	7.3	–	1,183.8	1,321.8	–	1,321.8
Balance at 31 December 2004		**123.9**	**6.8**	**7.3**	**(2.0)**	**1,401.6**	**1,537.6**	**–**	**1,537.6**

COMPANY STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Profit for the year		–	–	–	–	346.2	346.2	48.6	394.8
Changes in valuation of available for sale investments, net of tax	37	–	–	–	(0.7)	–	(0.7)	–	(0.7)
Net profits on disposal transferred to net income, net of tax	37	–	–	–	(14.0)	–	(14.0)	–	(14.0)
Net change in cash flow hedges, net of tax	37	–	–	–	(8.8)	–	(8.8)	–	(8.8)
Actuarial gains and losses, net of tax	37	–	–	–	(12.9)	–	(12.9)	–	(12.9)
Total recognised income and expense for the year		**–**	**–**	**–**	**(36.4)**	**346.2**	**309.8**	**48.6**	**358.4**
Adoption of IAS 32 and IAS 39 - fair value adjustments		–	–	–	31.4	(176.5)	(145.1)	–	(145.1)
Total		**–**	**–**	**–**	**(5.0)**	**169.7**	**164.7**	**48.6**	**213.3**
Note – reconciliation of movements in equity									
Total - as above		**–**	**–**	**–**	**(5.0)**	**169.7**	**164.7**	**48.6**	**213.3**
Adoption of IAS 32 and IAS 39 – debt / equity reclassifications		–	–	–	–	–	–	1,035.8	1,035.8
Dividends	13	–	–	–	–	(113.9)	(113.9)	–	(113.9)
Appropriations		–	–	–	–	–	–	(48.6)	(48.6)
Movement in own shares	38	–	–	–	–	17.7	17.7	–	17.7
Balance at 31 December 2004		123.9	6.8	7.3	(2.0)	1,240.7	1,376.7	–	1,376.7
Balance at 31 December 2005		**123.9**	**6.8**	**7.3**	**(7.0)**	**1,314.2**	**1,445.2**	**1,035.8**	**2,481.0**

COMPANY STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 December 2004

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Profit for the year		–	–	–	–	262.3	262.3	–	262.3
Actuarial gains and losses, net of tax	37	–	–	–	(2.0)	–	(2.0)	–	(2.0)
Total recognised income and expense for the year		**–**	**–**	**–**	**(2.0)**	**262.3**	**260.3**	**–**	**260.3**
Note – reconciliation of movements in equity									
Total recognised income and expense for the year		**–**	–	–	**(2.0)**	**262.3**	**260.3**	–	**260.3**
Dividends	13	–	–	–	–	(101.4)	(101.4)	–	(101.4)
Movement in own shares	38	–	–	–	–	8.9	8.9	–	8.9
Balance at 31 December 2003		123.9	6.8	7.3	–	1,070.9	1,208.9	–	1,208.9
Balance at 31 December 2004		**123.9**	**6.8**	**7.3**	**(2.0)**	**1,240.7**	**1,376.7**	–	**1,376.7**

CONSOLIDATED CASHFLOW STATEMENT

	2005	2004
Net cash inflow from operating activities	**£m**	£m
Profit before taxation	**494.2**	435.3
Adjusted for:		
Depreciation and amortisation	**23.3**	18.2
Impairment losses on loans and advances to customers	**56.6**	48.5
Other non cash movements	**(303.9)**	29.8
	270.2	531.8
Changes in operating assets		
Deposits held for regulatory or monetary control purposes	**(2.0)**	(6.5)
Loans and advances	**(14,540.4)**	(12,275.0)
Derivative financial instruments	**(603.7)**	-
Changes in other assets	**571.3**	(230.5)
	(14,574.8)	(12,512.0)
Changes in operating liabilities		
Increase in debt securities in issue	**13,270.4**	10,953.9
Deposits from other banks	**335.2**	(199.5)
Due to customers	**3,286.7**	1,568.6
Other liabilities	**(36.0)**	(8.5)
Accruals and deferred income	**49.7**	83.1
Income taxes paid	**(109.8)**	(106.0)
	16,796.2	12,291.6
Cashflows from investing activities		
Net investment in intangible assets and property, plant and equipment	**(38.5)**	(48.1)
Purchase of securities	**(6,465.0)**	(9,653.9)
Proceeds from sale and redemption of securities	**6,108.4**	8,900.9
	(395.1)	(801.1)
Cashflows from financing activities		
Subordinated liabilities	**-**	396.1
Equity dividends paid	**(113.8)**	(100.6)
Appropriations (including tax of £20.8 million)	**(69.4)**	-
	(183.2)	295.5
Net increase / (decrease) in cash and cash equivalents	**1,913.3**	(194.2)
Opening cash and cash equivalents	**3,357.8**	3,552.0
Closing cash and cash equivalents	**5,271.1**	3,357.8

COMPANY CASHFLOW STATEMENT

	2005	2004
Net cash inflow from operating activities	**£m**	£m
Profit before taxation	**553.5**	372.8
Adjusted for:		
Depreciation and amortisation	**21.0**	18.0
Impairment losses on loans and advances to customers	**58.3**	48.2
Other non cash movements	**(711.1)**	30.1
	(78.3)	469.1
Changes in operating assets		
Deposits held for regulatory or monetary control purposes	**(2.0)**	(6.5)
Loans and advances	**(14,769.5)**	(13,150.1)
Derivative financial instruments	**(369.4)**	–
Changes in other assets	**511.3**	(181.8)
	(14,629.6)	(13,338.4)
Changes in operating liabilities		
Increase in debt securities in issue	**4,203.9**	3,717.8
Deposits from other banks	**473.4**	(270.0)
Due to customers	**12,264.7**	9,734.6
Other liabilities	**49.1**	6.0
Accruals and deferred income	**0.4**	81.9
Income taxes paid	**(109.2)**	(110.5)
	16,882.3	13,159.8
Cashflows from investing activities		
Net investment in intangible assets and property, plant and equipment	**(54.1)**	(44.6)
Purchase of securities	**(6,364.0)**	(9,474.3)
Proceeds from sale and redemption of securities	**5,985.2**	8,754.8
	(432.9)	(764.1)
Cashflows from financing activities		
Subordinated liabilities	–	396.1
Equity dividends paid	**(113.9)**	(101.4)
Appropriations (including tax of £20.8 million)	**(69.4)**	–
	(183.3)	294.7
Net increase / (decrease) in cash and cash equivalents	**1,558.2**	(178.9)
Opening cash and cash equivalents	**3,267.8**	3,446.7
Closing cash and cash equivalents	**4,826.0**	3,267.8

1. Principal accounting policies

a) Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005, and with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investments, financial assets and liabilities held at fair value. A summary of the more important group accounting policies is set out below, together with an explanation of where changes have been made to previous policies on the adoption of new accounting standards in the year. Where comparative figures have been prepared under UK GAAP, the applicable accounting policy has been disclosed in the relevant note. Reconciliations from UK GAAP to IFRS are contained in notes 43 to 46.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

b) Basis of consolidation

The financial information of the Group incorporates the assets, liabilities, and results of Northern Rock plc and its subsidiary undertakings (including Special Purpose Entities). Entities are regarded as subsidiaries where the Group has the power to govern financial and operating policies so as to obtain benefits from their activities. Inter-company transactions and balances are eliminated upon consolidation.

The acquisition method of accounting is used to account for the purchase of subsidiaries which are held at cost.

c) Interest income and expense

Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or a financial liability, and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all amounts received or paid by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition or issue of a financial instrument and all other premiums and discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

d) Fees and commissions

Where they are not included in the effective interest calculation, fees and commissions are generally recognised on an accruals basis when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related incremental direct costs) and recognised as an adjustment to the effective interest rate on the loan. Insurance commissions are recognised in the period in which they are earned.

e) Financial instruments

Financial assets can be classified in the following categories: loans and receivables, available for sale, held to maturity or financial assets at fair value through profit and loss. Management determines the classification of its investments at initial recognition. The Group measures all of its financial liabilities at amortised cost, other than those instruments which have been designated as part of a hedging relationship (see below). All regular way trades are accounted for on a trade date basis.

i) Loans and receivables and financial liabilities at amortised cost

The Group's loans and advances to customers are classified as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, whose recoverability is based solely on the credit risk of the customer and where the Group has no intention of trading the loan. Both loans and receivables and financial liabilities are initially recognised at fair value including direct and incremental transaction costs. Subsequent recognition is at amortised cost using the effective interest method.

ii) Available for sale financial assets

Available for sale financial assets are non-derivative financial assets, principally but not exclusively investment securities intended to be held for an indefinite period of time which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at fair value, with changes in fair value being recognised in equity except for impairment losses and translation differences, which are recognised in the income statement. Upon derecognition of the asset, or where there is objective evidence that the investment security is impaired, the cumulative gains and losses recognised in equity are removed from equity and recycled to the income statement.

iii) Held to maturity financial assets

Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments that the Group has the ability and intention to hold to maturity. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at amortised cost using the effective interest method.

iv) Financial assets at fair value through profit or loss

A financial asset is classified in this category if it is so designated by management on initial recognition. Derivatives are held at fair value through profit or loss unless they are designated as cash flow hedges. The assets are initially measured at fair value, with transaction costs taken directly to the income statement. Subsequent measurement is at fair value, with changes in fair value included directly in the income statement.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

f) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

g) Derivative financial instruments and hedge accounting

The Group undertakes transactions in derivative financial instruments, which include cross currency swaps, interest rate swaps, equity swaps, interest rate caps, forward rate agreements, options, foreign exchange contracts and similar instruments, for non-trading purposes.

The Group's derivative activities are entered into for the purpose of matching or eliminating risk from potential movements in interest and foreign exchange rates inherent in the Group's assets, liabilities and positions. All derivative transactions are for economic hedging purposes and so it is therefore decided at the outset which position the derivative will be hedging. Derivatives are reviewed regularly for their effectiveness as hedges and corrective action taken, if appropriate. Derivatives are measured initially at fair value and subsequently remeasured to fair value. Fair values are obtained from quoted market prices in active markets and where these are not available from valuation techniques including discounted cash flow models and option pricing models. Where derivatives are not designated as part of a hedging relationship, changes in fair value are recorded in the income statement. Where derivatives are designated within hedging relationships, the treatment of the fair value changes depends on the nature of the hedging relationship as explained below.

Hedge accounting is used for derivatives designated in this way provided certain criteria are met. The Group documents at inception of the hedge relationship the link between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment both at hedge inception and on an ongoing basis of whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of hedged items.

i) Cash flow hedges
A cash flow hedge is used to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. The effective portion of changes in the derivative fair value is recognised in equity, and recycled to the income statement in the periods when the hedged item will affect profit and loss. The fair value gain or loss relating to the ineffective portion is recognised immediately in the income statement.

ii) Fair value hedges
A fair value hedge is used to hedge exposures to variability in the fair value of financial assets and liabilities, such as fixed rate loans. Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortised to the income statement over the period to maturity.

If derivatives are not designated as hedges then changes in fair values are recognised immediately in the income statement.

iii) Embedded derivatives
Certain derivatives are embedded within other non-derivative host instruments to create a hybrid instrument. Where the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risk of the host instrument, and where the hybrid instrument is not measured at fair value, the Group separates the embedded derivative from the host instrument and measures it at fair value with the changes in fair value recognised in the income statement.

h) Sale and repurchase agreements

Securities sold subject to repurchase agreements ('repos') are reclassified in the financial statements as assets pledged when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell, ('reverse repos'), are recorded as loans and advances to banks or customers as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.

i) Impairment losses

The Group assesses its financial assets or groups of financial assets for objective evidence of impairment at each balance sheet date. An impairment loss is recognised if, and only if, there is a loss event (or events) that has occurred after initial recognition and before the balance sheet date and has a reliably measurable impact on the estimated future cash flows of the financial assets or groups of financial assets.

i) Assets held at amortised cost

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the Group about the following loss events:

a) significant financial difficulty of the issuer or obligor;

b) a breach of contract, such as a default or delinquency in interest or principal repayments;

c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

d) it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e) the disappearance of an active market for that financial asset because of financial difficulties; or

f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

i. adverse changes in the payment status of borrowers in the portfolio;

ii. national or local economic conditions that correlate with defaults on the assets in the portfolio.

If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an impairment allowance and the amount of the loss is recognised in the income statement. In future periods the unwind of the discount is recognised within interest income.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the customer's credit rating), the previously recognised impairment loss is reversed by adjusting the impairment allowance. The amount of the reversal is recognised in the income statement.

1. Principal accounting policies (continued)

ii) Available for sale financial assets

For available for sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets are impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated cash flows. The rate used to discount the cash flows is the original effective rate on the available for sale financial asset. The amount of the impairment loss is recognised in the income statement. This includes cumulative gains and losses previously recognised in equity which are recycled from equity to the income statement.

j) Derecognition of financial assets and liabilities

Derecognition is the point at which the Group removes an asset or liability from its balance sheet. The Group's policy is to derecognise financial assets only when the contractual right to the cash flows from the financial asset expires. The Group also derecognises financial assets that it transfers to another party provided the transfer of the asset also transfers the right to receive the cash flows of the financial asset. Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but it does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

k) Securitisation transactions

Certain Group companies have issued debt securities in order to finance specific loans and advances to customers. Both the debt securities in issue and the loans and advances to customers remain on the Group balance sheet within the appropriate balance sheet headings unless:

i) a fully proportional share of all or of specifically identified cash flows have been transferred to the holders of the debt securities, in which case that proportion of the assets are derecognised;

ii) substantially all the risks and rewards associated with the assets have been transferred, in which case the assets are fully derecognised; or

iii) if a significant proportion of the risks and rewards have been transferred, the assets are recognised only to the extent of the Group's continuing involvement.

All transactions previously recognised under UK GAAP on the basis of linked presentation have been recognised by the separate presentation of the gross assets and the related funding.

l) Debt and equity securities in issue

Issued securities are classified as liabilities where the contractual arrangements result in the Group having an obligation to deliver either cash or another financial asset to the security holder, or to exchange financial instruments under conditions that are potentially unfavourable to the Group. Issued securities are classified as equity where they meet the definition of equity and confer a residual interest in the Group's assets on the holder of the securities.

Financial liabilities are carried at amortised cost using the effective interest rate (see "interest income and expense"). Equity instruments are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Appropriations to holders of equity securities are deducted from equity, net of any related income tax, as they become irrevocably due to the holders of the securities.

m) Foreign currency translation

The Group's financial statements are presented in sterling, which is the functional currency of the parent company. Items included in the financial statements of each of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the restatement and settlement of such transactions are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Non-monetary items measured at amortised cost and denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are translated at the exchange rate at the date of valuation. Where these are held at fair value through profit and loss, exchange differences are reported as part of the fair value gain or loss. Where they are held as available for sale, exchange differences are reported directly in equity.

n) Share-based payments

Share-based payments are accounted for on a fair value basis. The Group measures the fair value of the Long Term Incentive Plan ("LTIP") using a Monte Carlo simulation model and the fair value of the Save-As-You-Earn scheme and all other share based payment schemes using a Black-Scholes option pricing model. The fair value is recognised in the income statement over the relevant vesting period and adjusted for forfeitures, with the number of shares expected to be forfeited estimated at each balance sheet date prior to the vesting date. The impact of any revisions to estimates is reflected in the income statement, with the corresponding adjustment recognised in equity. The only exception is where the share-based payment has vesting outcomes attached to market based performance conditions such as in the case of the LTIPs. Under these circumstances, the Monte Carlo simulation model takes into account these market based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest in the event that these performance conditions are not met.

In accordance with the transitional provisions of IFRS – 2 Share-based Payment, the Group has only applied the requirements of the standard to equity settled share-based payments granted after 7 November 2002.

o) Intangible assets

i) Goodwill

Goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the fair value of the assets acquired, is capitalised and shown as an asset in the balance sheet. It is reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount, having been tested for impairment at 31 December 2003. Goodwill written off to reserves under UK GAAP prior to the introduction of FRS 10 "Goodwill and Intangible Assets" in 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

ii) Computer software

Costs incurred in acquiring and developing computer software for internal use are capitalised as intangible assets where the software leads to the creation of an identifiable non-monetary asset and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group from its use for a period of over one year. The software is classified as an intangible asset where it is not an integral part of the related hardware and amortised over its estimated useful life which is generally 3 to 5 years.

Costs associated with maintaining software are expensed as they are incurred.

p) Cash and cash equivalents

For the purposes of the cashflow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including cash and non-restricted balances with central banks. This differs from UK GAAP, where only cash and balances available on demand were regarded as cash.

1. Principal accounting policies (continued)

q) Taxation

Income tax payable on taxable profits ('current tax') is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowances is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same reporting tax group and where there is both a legal right of offset and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

r) Pensions and employee benefits

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted out, defined benefit section of the scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the defined contribution section of the scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern Rock plc.

A full actuarial valuation of the Group's defined benefit section of the scheme is undertaken every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries. For the purpose of these annual updates, scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. Liabilities in the defined benefit section of the scheme are discounted using rates equivalent to the market yields at the balance sheet date on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The resulting net surplus or deficit is included in the Group's balance sheet. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the scheme.

The Group's income statement includes the current service cost of providing pension benefits, the expected return on the scheme's assets, net of administration costs, and the interest cost on the scheme's liabilities. Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately through the Statement of Recognised Income and Expense.

Past service costs are recognised immediately in the income statement, unless the changes to the Scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight line basis over the average vesting period.

For defined contribution plans, the Company has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

s) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and provision for impairment, as appropriate. Additions and subsequent expenditure are included in the asset's carrying value or are recognised as a separate asset only when they improve the expected future economic benefits to be derived from the asset. All other repairs and maintenance are charged to the income statement in the period in which they are incurred.

Depreciation is provided using the straight line method to allocate costs less residual values over estimated useful lives, as follows:

Freehold property	100 years
Leasehold property	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
– plant	30 years
– furniture	10 years
– other	5 years
Computer equipment	
– PCs	3 years
– other	5 years
Motor vehicles	4 years

Assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the cost of freehold land can be identified separately from buildings, the land value is not depreciated. Fixed assets are subject to impairment testing, if deemed appropriate.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of property, plant and equipment. The costs of financing assets in the course of construction are not included in the costs of the assets.

t) Leases

Operating lease payments are charged to the income statement on a straight line basis unless a different systematic basis is more appropriate. Where an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor in compensation is charged to the income statement in the period in which termination is made.

u) Share capital

i) Share issue costs
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

ii) Dividends on ordinary shares
Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company's shareholders or paid.

iii) Treasury shares
Where any Group company purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

v) Transition to IFRS

The Group's financial statements for the year ending 31 December 2005 are the first annual financial statements that comply with IFRS.

Northern Rock plc's transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date. The Group's IFRS adoption date is 1 January 2005.

In preparing these financial statements in accordance with IFRS 1, the Group has applied the following optional exemptions and mandatory exceptions from full retrospective application of IFRS.

1. Principal accounting policies (continued)

Applicable optional exemptions from full retrospective application elected by the Group

i) Business combinations

Northern Rock has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

ii) Fair value as deemed cost

Northern Rock has elected to measure certain items of property, plant and equipment at fair values as at 1 January 2004. The application of this exemption is detailed in note 44h.

iii) Employee benefits

Northern Rock has elected to recognise all cumulative actuarial gains and losses on its final salary pension scheme at 1 January 2004, and to apply the exemption under IFRS 1 paragraph 20A from providing four years' comparative amounts in respect of disclosures of the history of experience gains and losses.

iv) Exemption from restatement of comparatives for IAS 32 and IAS 39

Northern Rock has elected to apply this exemption, with the exception in regards to the recognition of previously derecognised assets and liabilities of securitisation vehicles and inactive retail accounts in accordance with IFRS 1 paragraph 27A. It has applied previous UK GAAP rules to derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between UK GAAP and IAS 32 and IAS 39 are determined and recognised at 1 January 2005. The adjustments are detailed in note 46.

v) Designation of financial instruments

Northern Rock reclassified various securities as available for sale investments. The adjustments relating to IAS 32 and IAS 39 at the opening balance sheet date of 1 January 2005, the IAS 32/39 transition date, are detailed in note 46.

vi) Share based transactions

Northern Rock has elected to apply the share based payment exemption. It applies IFRS 2 from 1 January 2004 to those share based payment schemes that were granted after 7 November 2002 but that have not vested by 1 January 2005.

vii) Recognition of financial assets and liabilities

Northern Rock has applied the exemption in IFRS 1 paragraph 27A to financial assets and liabilities of securitisation vehicles and to inactive retail accounts previously derecognised. All such balances previously derecognised under UK GAAP are recognised on the balance sheet at transition date.

Applicable mandatory exceptions from full retrospective application followed by the Group

i) Hedge accounting

Management has applied the hedge accounting exception from 1 January 2005 only if the hedge relationship meets all the hedge accounting criteria under IAS 39. The application of this exception at the opening balance sheet date of 1 January 2005 is detailed in note 46.

w) Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are relevant and mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not adopted early, as follows:

i) IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective 1 January 2007).

IFRS 7 amends disclosures relating to financial instruments and requires the disclosure of qualitative and quantitative information relating to exposure to risks arising from financial instruments, including specified disclosures about credit risk, market risk and liquidity risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The amendment to IAS 1 introduces disclosures about the level of an entity's capital, and how it manages it.

2. Critical accounting estimates

a) Impairment losses on loans and advances

Individual impairment losses on loans and advances are calculated based on an individual valuation of the underlying asset. Collective impairment losses on loans and advances are calculated using a statistical model. The key assumptions used in the model are the probability of any account going into default in the next twelve months, the loss incurred in the event of possession or write off, the roll rates of borrowers moving from lower levels of arrears to serious arrears and possession or write off, and the time period from the date of the event causing the loss to the date of realisation of the property or write off. The probability of accounts going into default is based on application and behavioural scorecards, which are regularly recalibrated to take account of current circumstances. These key assumptions are based on observed data from historical patterns from lending over previous years and are updated regularly based on new data as it becomes available. In addition, management considers how appropriate past trends and patterns might be in the current economic situation and makes any adjustments that it believes to be necessary to reflect current conditions. The accuracy of the impairment calculation would therefore be affected by unexpected changes to the economic situation, inaccuracies within the models used compared to actual outcomes and assumptions which differ from actual outcomes. To the extent that the loss given default differs by +/- 10%, the impairment allowance would be an estimated £12.1m higher or £12.0m lower respectively.

b) Fair value calculations

Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. For the majority of instruments carried at fair value, these are determined by reference to quoted market prices. Where these are not available, fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves, currency rates and option volatilities. Other factors are also considered, such as counterparty credit quality and liquidity. Management must use judgement and estimates where not all necessary data can be externally sourced or where factors specific to Northern Rock's holdings need to be considered. The accuracy of the fair value calculations would therefore be affected by unexpected market movements, inaccuracies within the models used compared to actual outcomes and incorrect assumptions. For example, if management were to use a tightening in the credit spread of 10 basis points, the fair values of liabilities and derivatives would increase from the reported fair values by £83.8m.

c) Average life of secured lending

IAS 39 requires interest earned from mortgage lending to be measured under the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset.

Management must therefore use judgement to estimate the expected life of each instrument and hence the expected cash flows relating to it. The accuracy of the effective interest rate would therefore be affected by unexpected market movements resulting in altered customer behaviour, inaccuracies in the models used compared to actual outcomes and incorrect assumptions. If the estimated average life of secured loans were increased or reduced by one month, the value of such loans on the balance sheet would be increased or decreased by £9.7m and £10.4m respectively.

2. Critical accounting estimates (continued)

d) Pension benefits

The present value of the pensions obligations is dependent upon an actuarial calculation which includes a number of assumptions. These assumptions include the discount rate, which is used to determine the present value of the estimated future cash outflows that will be required to meet the pension obligation. In determining the appropriate discount rate to use, the Group considers market yields of high quality corporate bonds denominated in sterling that have terms to maturity approximating the terms of the pension liability. Were this discount rate to reduce by 0.1% or increase by 0.1% from the current management estimate, the carrying value of the pension obligations would be an estimated £6.6m higher or £6.6m lower respectively.

Other key assumptions for pensions benefits including mortality tables are based in part upon current market conditions. Additional information is included in note 7.

3. Interest and similar income

	2005 £m	2004 £m
On secured advances	**3,220.2**	2,303.4
On other lending	**337.0**	323.5
On investment securities and deposits	**499.5**	362.5
	4,056.7	2,989.4

The accounting policy under UK GAAP for revenue recognition in 2004 is set out below.

"Interest income is recognised in the profit and loss account on an accruals basis, except for income on loans taken into possession which is taken to income when it is received.

Fees receivable from customers to reimburse the Group for costs incurred are taken to the profit and loss account when due. Fees receivable relating to ongoing services are taken to income when the related service is performed, and fees in lieu of interest are taken to income on a level yield basis over the life of the loan."

Included within the above is £3.3m with respect to the unwind of the impairment allowance discount.

4. Interest expense and similar charges

	2005 £m	2004 £m
On retail customer accounts	**841.7**	689.7
On other deposit accounts	**2,398.7**	1,714.5
On subordinated liabilities	**53.7**	85.5
On tier one notes	**14.0**	13.0
On reserve capital instruments	**(3.7)**	19.8
	3,304.4	2,522.5

5. Administrative expenses

	2005 £m	2004 £m
Wages and salaries	**121.9**	100.9
Social security costs	**10.6**	8.9
Other pension costs	**12.0**	9.8
Total staff costs	**144.5**	119.6
Other administrative expenses	**81.6**	80.5
	226.1	200.1
Other administrative expenses include:		
Hire of equipment	**5.3**	5.5
Property rentals	**3.6**	3.1
Remuneration of auditors: statutory audit	**1.7**	1.1
further assurance services	**0.8**	1.0
	2.5	2.1

Remuneration of auditors for audit work for the Company amounted to £1.3m (2004 £0.7m).
Further assurance services comprises services provided in respect of International Financial Reporting Standards, securitisation transactions and the raising of wholesale funding. No other consultancy advice was provided.

The average number of persons employed by the Group and Company was as follows:

	2005	2004
Full time	**4,569**	3,916
Part time	**1,210**	1,064

6. Share based payment

Summary of schemes

Northern Rock grants share options to executive officers and employees under the following schemes:

- Employee Share Option Scheme
- Employee Sharesave Scheme

Equity instruments other than options have been granted under the following schemes:

- Share Incentive Plan
- Long Term Incentive Plan
- Share Matching Scheme
- Deferred Share Scheme

Further details of each scheme are given below.

Share Option Schemes

Employee Share Option Scheme

The Employee Share Option Scheme is an incentive scheme established in 1998 under which eligible employees may be granted share options. In accordance with the scheme, options are granted at an exercise price equivalent to market price on the grant date with a vesting period of 3 years. Upon vesting, options may be exercised up to ten years from the grant date.

An initial grant of options was made in 1998, a second grant was made in 2002 and a further grant was made in 2005.

Employee Sharesave Scheme

Qualifying employees may participate in the Employee Sharesave Schemes which are HM Revenue & Customs approved Save As You Earn ("SAYE") option schemes. Under these schemes, employees may contribute a portion of their monthly salary, up to a specified maximum amount, and at the expiry of a fixed term have the option to use the savings to acquire shares in Northern Rock plc. The fixed terms outlined in the schemes for option vesting are three, five and seven years. Options can be exercised up to six months after vesting. Employees who leave the Company prior to the options fully vesting may be able to exercise their options, for up to six months, if they meet certain specified criteria. Options are granted to the employees at a discount from the market price. This was 20% for the first two grants and 10% for subsequent grants. The vesting period for the options is equivalent to the fixed terms in accordance with the schemes' rules.

Four Sharesave schemes are currently in operation resulting from options offered to employees during 1997, 2000, 2003 and 2005. Employees can save in any number of the schemes up to an overall specified maximum amount.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in the weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

	Options outstanding at the beginning of the year	Options granted during the year	Options exercised during the year	Options forfeited during the year	Options expired during the year	Options outstanding at the end of the year	Options exercisable at the end of the year
2005							
Employee Sharesave (2005) Scheme	–	808,621	(41)	(36,381)	–	772,199	–
Employee Sharesave (2003) Scheme	825,588	–	(4,578)	(33,000)	–	788,010	2,212
Employee Sharesave (2000) Scheme	1,345,521	–	(907,955)	(1,247)	–	436,319	–
Employee Sharesave (1997) Scheme	30,921	–	(30,921)	–	–	–	–
Employee Share Option (2005) Scheme	–	4,463,000	(13,000)	(339,000)	–	4,111,000	1,000
Employee Share Option (2002) Scheme	2,985,000	–	(2,010,500)	(288,000)	–	686,500	686,500
Employee Share Option (1998) Scheme	569,770	–	(232,404)	(25,050)	–	312,316	312,316
2004							
Employee Sharesave (2003) Scheme	912,660	–	(8,182)	(78,890)	–	825,588	1,331
Employee Sharesave (2000) Scheme	1,394,391	–	(27,946)	(20,924)	–	1,345,521	–
Employee Sharesave (1997) Scheme	36,444	–	(3,178)	(2,345)	–	30,921	–
Employee Share Option (2002) Scheme	3,369,000	–	(172,000)	(212,000)	–	2,985,000	1,000
Employee Share Option (1998) Scheme	945,565	–	(368,295)	(7,500)	–	569,770	569,770

All options outstanding at 31 December 2005 under the Employee Sharesave (2005) Scheme, the Employee Sharesave (2003) Scheme, the Employee Sharesave (2000) Scheme, the Employee Sharesave (1997) Scheme, the Employee Share Option (2005) Scheme, the Employee Share Option (2002) Scheme and the Employee Share Option (1998) Scheme were granted with an exercise price of £7.27, £5.98, £2.15, £3.81, £7.73, £6.41 and £6.18 respectively. The market price of the Company's shares at the grant date for each of these schemes was £8.08, £6.40, £3.07, £4.82, £7.73, £6.41 and £6.18 respectively.

Share-based compensation costs relating to these schemes were as follows:

	2005 £m	2004 £m
Employee Sharesave (2005) Scheme	**0.2**	–
Employee Sharesave (2003) Scheme	**0.4**	0.3
Employee Sharesave (2000) Scheme*	–	–
Employee Sharesave (1997) Scheme*	–	–
Employee Share Option (2005) Scheme	**1.4**	–
Employee Share Option (2002) Scheme*	–	–
Employee Share Option (1998) Scheme*	–	–

*In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 – Share-based Payment to equity settled share-based payments granted after 7 November 2002.

6. Share based payment (continued)

The fair value of options granted during the year were as follows:

	2005 £	2004 £
Employee Sharesave (2005) Scheme		
Three year vesting	**1.73**	–
Five year vesting	**2.17**	–
Employee Share Option (2005) Scheme	**1.54**	–

The fair value of options granted during the year was determined using a Black Scholes valuation model. The significant inputs into the model were share prices at the grant date, exercise prices, and option lives as disclosed above, and volatility and risk free interest rates as follows:

Volatility	2005 %	2004 %
Employee Sharesave (2005) Scheme		
Three year vesting	**25.1**	–
Five year vesting	**28.6**	–
Employee Share Option (2005) Scheme	**25.3 – 29.1**	–

The volatility is based on a statistical analysis of daily share prices over a period equal to the vesting period of each scheme ending on the day before the grant date for each scheme.

Risk free interest rates	2005 %	2004 %
Employee Sharesave (2005) Scheme		
Three year vesting	**4.8**	–
Five year vesting	**4.8**	–
Employee Share Option (2005) Scheme	**4.5 – 4.6**	–

The weighted average remaining contractual life of options outstanding at 31 December 2005 were as follows.

Employee Sharesave (2005) Scheme	3.9 years
Employee Sharesave (2003) Scheme	1.8 years
Employee Sharesave (2000) Scheme*	1.8 years
Employee Sharesave (1997) Scheme*	–
Employee Share Option (2005) Scheme	9.1 years
Employee Share Option (2002) Scheme*	6.5 years
Employee Share Option (1998) Scheme*	2.4 years

*In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 – Share-based Payment to equity settled share-based payments granted after 7 November 2002.

Other Equity Instruments

Share Incentive Plan/Approved Profit Sharing Scheme

The Share Incentive Plan ("SIP") was established in 2003 and is available to all employees who have completed a minimum of six months of service. Provided that the Group meets certain performance criteria annually as outlined in the SIP, eligible employees are granted rights to shares in Northern Rock plc for an amount not in excess of 5% of their annual salary, subject to a maximum of £3,000, free from any consideration. The rights to shares vest immediately. The Company subsequently purchases shares to satisfy the shares vested and transfers them to an independent trustee company. Shares are transferred to the employees by the trustee company on the fifth anniversary of the grant date. The SIP was introduced following changes to UK legislation regarding employee share compensation schemes. Prior to this the Company operated an Approved Profit Sharing Scheme ("APSS") for employees. The qualifying conditions for and operation of APSS were the same as for SIP except that shares were transferred to the employees by the trustee company on the third anniversary of the grant date rather than the fifth anniversary. Compensation expense relating to these schemes was £1.8m (2004 £1.8m).

Long Term Incentive Plan

Executive Directors and certain other senior executives are granted rights to shares under the Long Term Incentive Plan ("LTIP"). All details relating to this scheme are included within the Directors' Remuneration Report on pages 28 and 29.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

Details of rights to shares held by Executive Directors are included within the Directors' Remuneration Report on page 28. Details of all rights held under the scheme are shown below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights forfeited during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2005							
LTIP 2005-2007 Scheme	–	669,318	–	–	–	669,318	–
LTIP 2004-2006 Scheme	591,441	–	–	–	–	591,441	–
LTIP 2003-2005 Scheme	636,966	–	–	–	–	636,966	–
LTIP 2002-2004 Scheme	389,040	–	(282,836)	(106,204)	–	–	–
2004							
LTIP 2004-2006 Scheme	–	591,441	–	–	–	591,441	–
LTIP 2003-2005 Scheme	636,966	–	–	–	–	636,966	–
LTIP 2002-2004 Scheme	389,040	–	–	–	–	389,040	–
LTIP 2001-2003 Scheme	377,750	–	(377,750)	–	–	–	–

6. Share based payment (continued)

The fair value of shares granted during the year was determined using a Monte Carlo simulation model. The significant inputs into the model were share prices of £7.68, £7.40 and £6.15 at the grant date in 2005, 2004 and 2003 respectively, exercise price of nil, standard deviation of expected share price returns of 25.3%, 29.0% and 33.5% respectively, option life of 3 years, and the annual risk free interest rate of 4.5%, 4.6% and 3.8% respectively. Correlation of the Company's share price movement with the comparator companies in the FTSE 100 index or FTSE 350 index as appropriate is calculated by reference to the share price of the Company compared to the individual FTSE 100 or 350 companies on a daily basis over the three year period ending on the date before the grant date for each scheme. The volatility is based on a statistical analysis of daily share prices over the three year period ending on the date before the grant date for each scheme. Compensation expense relating to this scheme in 2005 was £2.3m (2004 £2.3m).

Share Matching Schemes

The Company operates two Share Matching Schemes which entitle certain employees to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. The first scheme applies to Executive Directors and other senior executives (Share Matching Scheme 1). The Company grants the employee one additional share for every share purchased. Rights to these shares vest over 3 years from the grant date. The Company has purchased or will purchase shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense relating to this scheme in 2005 was £3.1m (2004 £2.4m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 26.

The second scheme (Share Matching Scheme 2) was introduced during 2001 and applies to other senior management. Under the scheme, employees are entitled to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. For every two shares purchased by the employee, the Company grants the employee the right to one additional share, free from any consideration. Rights to these shares vest over 3 years from the grant date. The Company has purchased or will purchase shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense relating to this scheme in 2005 was £0.3m (2004 £0.3m).

Details of the rights held by employees in Share Matching Schemes are detailed below:

	Rights outstanding at the beginning of the year	**Rights granted during the year**	**Rights exercised during the year**	**Rights forfeited during the year**	**Rights expired during the year**	**Rights outstanding at the end of the year**	**Rights exercisable at the end of the year**
2005							
Scheme 1	909,888	354,346	(170,852)	–	–	1,093,382	–
Scheme 2	130,068	55,112	(36,480)	(2,191)	–	146,509	–
2004							
Scheme 1	646,526	393,177	(129,815)	–	–	909,888	–
Scheme 2	124,240	51,753	(44,047)	(1,878)	–	130,068	–

Deferred Share Scheme

Executive Directors or other executives who receive a bonus under the short term cash bonus scheme may, at the absolute discretion of the Remuneration Committee, be granted an award of shares under the Deferred Bonus Plan with a pre-tax value equal to the pre-tax value of their bonus under the short term cash bonus scheme. A participant who is granted an award must normally continue to hold those shares and remain an employee of the Group for a period of three years from the grant date in order to retain the full number of shares so granted to them, although shares will be released earlier in certain "good leaver" circumstances. Compensation expense relating to this scheme in 2005 was £2.2m (2004 £1.6m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 27. Details of all rights held under the Deferred Bonus Plan are shown below:

	Rights outstanding at the beginning of the year	**Rights granted during the year**	**Rights exercised during the year**	**Rights forfeited during the year**	**Rights expired during the year**	**Rights outstanding at the end of the year**	**Rights exercisable at the end of the year**
2005	632,291	246,430	(117,942)	–	–	760,779	–
2004	489,801	251,849	(109,359)	–	–	632,291	–

The table below sets out the total number of rights granted during each year and the fair value at grant date for the following schemes:

	2005		2004	
	Number of rights granted	**Fair value at grant date (£)**	Number of rights granted	Fair value at grant date (£)
Share Incentive Plan	**221,283**	**8.01**	236,041	7.66
Long Term Incentive Plan	**669,318**	**3.79**	591,441	4.07
Share Matching Scheme 1	**354,346**	**7.73**	393,177	7.40
Share Matching Scheme 2	**55,112**	**8.32**	51,753	7.25
Deferred Share Scheme	**246,430**	**7.73**	251,849	7.40

7. Pension commitments

The Company operates one main employee benefit scheme ("the Scheme") with both defined benefit and defined contribution sections.

The defined benefit section of the Scheme provides benefits based on final salary for certain employees. The assets of the Scheme are held in a separate trustee-administered fund. Contributions to the defined benefit section are assessed in accordance with the advice of an independent qualified actuary using the projected unit method. The defined benefit section was closed to new entrants in July 1999.

The Company's policy for recognising actuarial gains and losses is to recognise them immediately on the balance sheet through the Statement of Recognised Income and Expense.

7. **Pension commitments** (continued)

The overall costs of the Scheme have been recognised in the Company's accounts in accordance with IAS19.

Summary of assumptions

	2005	2004	2003
	%	%	%
Price inflation	**2.75**	2.75	2.65
Rate of increase in salaries	**4.50**	4.50	4.40
Rate of increase for pensions in payment*	**3.10**	3.10	3.00
Rate of increase for deferred pensions	**2.75**	2.75	2.65
Discount rate	**4.75**	5.30	5.40
Expected rate of return on assets	**6.30**	6.75	6.75

* *in excess of any Guaranteed Minimum Pension (GMP) element*

The most significant non-financial assumption is the assumed rate of longevity, which is based on the standard tables known as PA92, projected to 2003, with an age rating of minus two years applied for non-pensioners and no rating for pensioners.

The expected return on assets has been derived as the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by the yields available), and the views of investment organisations.

Categories of assets

	2005	2004	2003
	%	%	%
Equities	**50**	53	53
Bonds	**35**	40	42
Property	**7**	6	4
Cash/other	**8**	1	1
Total	**100**	100	100

Funded status

	2005	2004	2003
	£m	£m	£m
Present value of defined benefit obligation	**(311.0)**	(251.4)	(226.1)
Assets at fair value	**256.6**	198.9	178.8
Defined benefit liability	**(54.4)**	(52.5)	(47.3)

Disclosed pension expense for year:
a) Components of defined benefit pension expense

	2005	2004
	£m	£m
Current service cost	**8.9**	7.9
Interest cost	**13.5**	12.3
Expected return on assets	**(13.5)**	(12.3)
Total pension expense	**8.9**	7.9

b) Statement of recognised income and expense (SORIE)

	2005	2004
	£m	£m
Actuarial loss recognised in SORIE	**(18.5)**	(2.8)
Cumulative actuarial losses recognised at 1 January	**(2.8)**	-
Cumulative actuarial losses recognised at 31 December	**(21.3)**	(2.8)

7. **Pension commitments** (continued)

Reconciliation of return on assets for year

	2005 £m	2004 £m
Expected return on assets	**13.5**	12.3
Actuarial gain on assets	**20.8**	4.2
Actual return on assets	**34.3**	16.5

Movements in present value of defined benefit obligation during the year

	2005 £m	2004 £m
Present value of defined benefit obligation at 1 January	**251.4**	226.1
Defined benefit service cost	**8.9**	7.9
Interest cost	**13.5**	12.3
Defined benefit employee contributions	**1.8**	1.7
Actuarial loss	**39.4**	7.0
Defined benefit actual benefit payments	**(4.0)**	(3.6)
Present value of defined benefit obligation at 31 December	**311.0**	251.4

Movements in defined benefit fair value of assets during the year	2005 £m	2004 £m
Fair value of assets at 1 January	**198.9**	178.8
Actual return on assets	**34.3**	16.5
Defined benefit actual company contributions	**25.6**	5.5
Defined benefit employee contributions	**1.8**	1.7
Defined benefit actual benefits paid	**(4.0)**	(3.6)
Fair value of assets at 31 December	**256.6**	198.9

Experience gains and losses	2005 £m	2004 £m
Defined benefit obligation	**311.0**	251.4
Fair value of assets	**256.6**	198.9
Deficit	**54.4**	52.5
Experience loss on defined benefit obligation	**39.4**	7.0
Experience gain on assets	**20.8**	4.2

Estimated contributions for year ending 31 December 2006	**2006 £m**
Estimated employer contributions for 2006	**50.8**
Estimated employee contributions for 2006	**1.8**
Estimated total contributions for 2006	**52.6**

The estimated employer contributions for 2006 of £50.8m include £45.0m paid in January 2006. This amount together with £20.0m paid in December 2005 results in the payment of £65.0m special contributions having been made by the Company to substantially eliminate the fund deficit as calculated under IAS 19.

Pension costs for the defined contribution section of the Scheme were:

	2005 £m	2004 £m
Total included in staff costs	**2.4**	1.8

8. Impairment losses on loans and advances

2005	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
Group				
At 1 January 2005	36.3	12.2	78.4	126.9
Adoption of IAS 39	(1.1)	(0.5)	(1.7)	(3.3)
	35.2	11.7	76.7	123.6
Income Statement:				
Increase in allowance during the year	17.9	2.7	45.6	66.2
Reclassifications	(10.3)	(9.8)	20.1	–
Adjustment resulting from recoveries	(0.6)	–	(9.0)	(9.6)
	7.0	(7.1)	56.7	56.6
Amounts written off during the year	(10.8)	(0.4)	(48.0)	(59.2)
Discount unwind	1.1	0.5	1.7	3.3
At 31 December 2005	32.5	4.7	87.1	124.3
Company				
At 1 January 2005	36.3	12.2	82.5	131.0
At 31 December 2005	32.5	4.7	93.2	130.4

2004	On advances secured on residential property £m	On other secured advances £m	On unsecured loans £m	Total £m
Group				
At 1 January 2004	40.8	13.2	55.9	109.9
Income Statement:				
Increase in allowance during the year	0.4	0.8	50.2	51.4
Adjustment resulting from recoveries	(0.9)	(0.1)	(1.9)	(2.9)
	(0.5)	0.7	48.3	48.5
Transfers	(0.2)	–	0.2	–
Amounts written off during the year	(3.8)	(1.7)	(26.0)	(31.5)
At 31 December 2004	36.3	12.2	78.4	126.9
Company				
At 1 January 2004	40.8	13.2	60.0	114.0
At 31 December 2004	36.3	12.2	82.5	131.0

9. Net hedge ineffectiveness and other unrealised fair value gains and losses

	2005 £m	2004 £m
Fair value movements of future cashflows excluding interest flows on non-hedging derivatives	**1,675.6**	-
Translation gains and losses on underlying instruments	**(1,693.7)**	-
	(18.1)	-
Net hedge ineffectiveness excluding interest flows on fair value hedges	**(38.3)**	-
Net hedge ineffectiveness and other unrealised fair value gains and losses	**(56.4)**	-

The Group enters into certain derivative financial instruments which although highly effective as economic hedges are not included in hedge accounting relationships. These derivatives include hedges of certain foreign currency assets and wholesale funding recorded at amortised cost and certain instruments included within non shareholders' funds. They also include forward currency contracts and previously effective hedges which have been de-designated.

The fair value movements of future cashflows excluding interest flows on such derivatives are separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the revaluation from foreign currency into sterling. The deemed interest flows on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness excluding interest flows on fair value hedges represents the difference between changes in the fair value of future cashflows excluding interest flows of the hedging derivatives and the changes in the fair value of future cashflows excluding interest flows of the underlying hedged items.

10. Directors' emoluments

Full details of the Directors' remuneration and shareholdings are included in the Directors' Remuneration Report set out on pages 18 to 31.

11. Income tax expense

	2005 £m	2004 £m
The income tax expense for the year comprises:		
UK corporation tax		
Current tax on profits for the year	**134.2**	116.4
Adjustments in respect of prior years	**(6.2)**	(2.7)
Total current tax	**128.0**	113.7
Deferred tax (see note 27)	**16.9**	12.1
	144.9	125.8

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the standard rate of UK corporation tax of 30% (2004 30%) as follows:

	2005 £m	2004 £m
Profit before taxation	**494.2**	435.3
Tax calculated at rate of 30% (2004 30%)	**148.3**	130.6
Net non deductible expenses/(non taxable income) for tax purposes	**0.8**	(2.1)
Current tax – prior year adjustment	**(6.2)**	(2.7)
Deferred tax – prior year adjustment	**2.0**	-
Income tax expense	**144.9**	125.8

As detailed in notes 37 and 38, current and deferred income tax have also been charged direct to equity. The deferred income tax charged/(credited) amounts to £1.8m for the Group (2004 £(2.9m)) and £(3.4m) for the Company (2004 £(2.9m)). The current income tax credit amounts to £(13.1m) for both the Group and the Company (2004 £(1.5m)).

12. Profit attributable to ordinary shareholders

Of the profit attributable to ordinary shareholders, £346.2m (2004 £262.3m) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the Company's income statement has not been presented separately.

13. Dividends

The following tables analyse dividends when paid and the year to which they relate.

	2005 pence per share	2004 pence per share
2003 final dividend	–	15.8
2004 interim dividend	–	8.5
2004 final dividend	**18.0**	–
2005 interim dividend	**9.4**	–
	27.4	24.3

The proposed final dividend in respect of 2005 amounts to 20.7 pence per share (£86.4m). These Annual Results do not reflect this dividend payable.

	2005 £m	2004 £m
2003 final dividend	–	66.2
2004 interim dividend	–	35.2
2004 final dividend	**74.7**	–
2005 interim dividend	**39.2**	–
Less paid to ESOP trusts	**(0.1)**	(0.8)
	113.8	100.6

14. Earnings per share

Earnings per Ordinary Share of 72.5p (2004 74.9p) have been calculated by dividing the profit attributable to the holders of Ordinary Shares in Northern Rock plc of £300.7m (2004 £309.5m) by the weighted average number of Ordinary Shares in issue 414.6m (2004 413.0m)

The weighted average number of Ordinary Shares in issue has been determined after excluding the weighted average number of Ordinary Shares held in trust for employee share schemes of 6.6m (2004 8.2m).

Fully diluted earnings per Ordinary Share of 72.0p (2004 74.3p) have been calculated using the weighted average number of shares in issue together with 3.3m (2004 3.6m) potentially dilutive shares resulting from options granted under employee share schemes.

15. Cash and balances with central banks

	Group and Company	
	2005 £m	2004 £m
Cash in hand	**12.0**	9.0
Balances with central banks other than mandatory reserve deposits	**0.1**	1.2
Included in cash and cash equivalents	**12.1**	10.2
Mandatory reserve deposits with central banks	**57.1**	55.1
	69.2	65.3

Mandatory reserve deposits with central banks are not available for use in day to day operations.

16. Derivative financial instruments

All derivative financial instruments are held for economic hedging purposes, although not all derivatives are designated as hedging instruments under the terms of IAS 39. The analysis below therefore splits derivatives between those in accounting hedge relationships and those in economic hedge relationships but not in accounting hedge relationships.

Northern Rock did not adopt IAS 32 and 39 until 1 January 2005. The disclosures relating to 31 December 2004 are those required under FRS 13 under UK GAAP, the relevant standard at that date.

2005

Group	Contract/ notional amount £m	Fair values	
		Assets £m	Liabilities £m
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	37,159.8	134.5	(210.3)
Cross currency interest rate swaps	4,741.1	239.8	(0.7)
	41,900.9	374.3	(211.0)

16. Derivative financial instruments (continued)

	Contract/ notional amount	Fair values	
Derivatives in economic hedging relationships but not in accounting hedge relationships	£m	Assets £m	Liabilities £m
Interest rate derivatives			
Interest rate swaps	11,197.1	141.8	(48.4)
Forward rate agreements	–	–	–
Exchange traded futures	–	–	–
Caps, floors and options	90.0	6.5	–
Equity index swaps	197.7	20.0	(0.9)
Embedded derivatives	181.5	–	(30.3)
	11,666.3	168.3	(79.6)
Currency derivatives			
Cross currency swaps	26,776.6	855.5	(551.9)
Forward foreign exchange	4,533.6	51.7	(3.6)
	31,310.2	907.2	(555.5)
Total derivatives in economic hedging relationships	42,976.5	1,075.5	(635.1)
Total recognised derivative assets/(liabilities)	84,877.4	1,449.8	(846.1)
Company			
Derivatives in accounting hedge relationships			
Derivatives designated as fair value hedges			
Interest rate swaps	36,207.5	104.9	(210.3)
Cross currency interest rate swaps	4,357.0	178.7	(0.5)
	40,564.5	283.6	(210.8)
Derivatives in economic hedging relationships but not in accounting hedge relationships			
Interest rate derivatives			
Interest rate swaps	11,175.4	141.8	(47.6)
Forward rate agreements	–	–	–
Exchange traded futures	–	–	–
Caps, floors and options	90.0	6.5	–
Equity index swaps	197.7	20.0	(0.9)
Embedded derivatives	181.5	–	(30.3)
	11,644.6	168.3	(78.8)
Currency derivatives			
Cross currency swaps	6,999.1	266.7	(107.8)
Forward foreign exchange	4,451.0	51.3	(3.1)
	11,450.1	318.0	(110.9)
Total derivatives in economic hedging relationships	23,094.7	486.3	(189.7)
Total recognised derivative assets/(liabilities)	63,659.2	769.9	(400.5)

2004

The information below is based on UK GAAP. The accounting policy used for derivatives under UK GAAP in 2004 is set out below:

"Derivatives comprise, mainly, currency and interest rate swaps, forward rate agreements, foreign exchange forwards and financial futures and options. All transactions are undertaken for hedging purposes.

Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged. Consequently, profits and losses on the hedges are recognised on a similar accounting basis as the profits or losses on the underlying item or items being hedged. They are therefore recognised in the financial statements as adjustments to the profit or loss of the item or items being hedged. To the extent necessary to achieve a consistent timing of income recognition on the item or items being hedged, deferred gains or losses are included in the balance sheet under the headings "accruals and deferred income" and "prepayments and accrued income". Profits and losses on early termination of contracts that modify the characteristics of designated items are deferred and amortised over the remaining lives of the hedged items. Income and expenses on hedges are recognised as adjustments to interest receivable and interest payable.

When a derivative no longer represents a hedge, because either the underlying asset, liability or position has been extinguished or derecognised, it is restated to market value. Any profit or loss is accounted for in interest income or expense. It is then either redesignated as a hedge of a different asset, liability or position, is disposed of, or the position is otherwise closed, and accounted for accordingly. Where a derivative is no longer a hedge because it ceases to be effective, it is restated to market value and any profit or loss arising is deferred and amortised into interest income or expense over the remaining life of the item previously being hedged."

16. Derivative financial instruments (continued)

The table below shows the underlying principal amount and positive and negative fair values of derivatives by type of contract.

	Underlying principal amount £m	Positive book values £m	Negative book values £m	Positive fair values £m	Negative fair values £m
Interest rate derivatives:					
Interest rate swaps					
1 year or less	18,886.7	–	–	30.8	7.5
1 – 5 years	17,651.9	–	–	39.3	95.9
over 5 years	2,602.8	–	–	93.0	13.2
Equity index swaps					
1 year or less	1.0	–	–	–	–
1 – 5 years	179.0	–	–	4.9	4.4
Forward rate agreements					
1 year or less	35.3	–	–	–	–
1 – 5 years	50.0	–	–	–	–
Exchange traded futures					
1 year or less	211.3	–	–	–	1.4
	39,618.0	–	–	168.0	122.4
Currency derivatives					
Cross currency swaps					
1 year or less	1,574.3	9.1	111.4	9.1	102.8
1 – 5 years	5,907.9	215.0	268.2	242.4	255.9
over 5 years	710.0	21.0	60.7	20.8	61.2
Forward foreign exchange					
1 year or less	2,552.4	11.0	76.5	18.8	59.0
	10,744.6	256.1	516.8	291.1	478.9

The positive fair values in the table relating to 31 December 2004 above represent the gross replacement cost of the Group's derivatives and hence equate to the maximum gross loss it would incur if any party to the derivatives contract failed to perform to its terms. At 31 December 2004 the potential credit exposure after allowing for collateral received was £269.1m.

In addition to the derivatives disclosed above relating to 31 December 2004, there are a number of derivatives that have been entered into by the securitisation Special Purpose Entities (see note 19). These consist of interest rate swaps and cross currency swaps all with a term of over 5 years. The underlying principal amounts at 31 December 2004 were £1,636.1m and £14,810.2m. Positive book values amounted to £nil and £270.6m and negative book values amounted to £nil and £1,368.5m. Positive fair values were £42.7m and £275.4m and negative fair values were £0.3m and £1,367.1m.

Gains and losses on hedging derivatives

	Gains £m	Losses £m	Net £m
Unrecognised gains and losses on hedges			
At 1 January 2004	225.2	(130.0)	95.2
Arising in previous years recognised in 2004	(63.9)	50.4	(13.5)
Brought forward gains and losses not recognised in 2004	161.3	(79.6)	81.7
Arising in 2004 not recognised in 2004	86.7	(49.9)	36.8
At 31 December 2004	248.0	(129.5)	118.5
Of which:			
gains and losses expected to be recognised in 2005	96.3	(36.7)	59.6
gains and losses expected to be recognised in 2006 or later	151.7	(92.8)	58.9

16. Derivative financial instruments (continued)

	Gains £m	Losses £m	Net £m
Realised gains and losses on hedges			
At 1 January 2004	6.1	(14.5)	(8.4)
Realised gains and losses brought forward recognised in income in 2004	(6.1)	7.7	1.6
Brought forward realised gains and losses not recognised in income in 2004	–	(6.8)	(6.8)
Realised gains and losses in 2004 not recognised in income in 2004	2.0	(9.6)	(7.6)
At 31 December 2004	2.0	(16.4)	(14.4)
Of which:			
gains and losses expected to be recognised in 2005	2.0	(16.4)	(14.4)

The above tables show the gains and losses on derivative instruments used for hedging by the Group in 2004 that were, under UK GAAP, off balance sheet. The gains and losses do not therefore represent absolute gains or losses expected by the Group as they will be substantially offset by corresponding losses or gains from on balance sheet instruments.

17. Loans and advances to banks

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Fixed rate	**4,558.5**	3,041.7	**4,461.5**	2,851.6
Variable rate	**515.3**	632.5	**167.2**	315.7
	5,073.8	3,674.2	**4,628.7**	3,167.3

18. Loans and advances to customers

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Advances secured on residential property not subject to securitisation	**24,064.5**	27,000.7	**24,064.2**	27,000.3
Advances secured on residential property subject to securitisation	**38,356.3**	21,661.1	**38,356.3**	21,661.1
Total advances secured on residential property	**62,420.8**	48,661.8	**62,420.5**	48,661.4
Commercial secured advances not subject to securitisation	**743.5**	1,278.1	**743.5**	1,278.1
Commercial secured advances subject to securitisation	**779.8**	238.4	**779.8**	238.4
Total other secured advances	**1,523.3**	1,516.5	**1,523.3**	1,516.5
Unsecured loans not subject to securitisation	**5,788.6**	4,581.4	**5,788.6**	4,581.4
Unsecured investment loans	**507.2**	9.1	**507.2**	9.1
Amounts due from subsidiary undertakings	–	–	**572.9**	359.2
	70,239.9	54,768.8	**70,812.5**	55,127.6
Fixed rate	**49,177.6**	34,211.3	**49,177.6**	34,211.3
Variable rate	**21,062.3**	20,557.5	**21,634.9**	20,916.3
	70,239.9	54,768.8	**70,812.5**	55,127.6

19. Securitisation

The Group's results include the results and assets and liabilities of securitisation Special Purpose Entities ("SPEs") on a line by line basis. Under UK GAAP the SPEs were incorporated into the financial statements using linked presentation. Following the introduction of IFRS and a change in UK companies legislation, these SPEs are now treated as legal subsidiaries and consolidated on a line by line basis.

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by the SPEs from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. The balances of assets subject to securitisation notes in issue at 31 December 2005 are as follows:

19. Securitisation (continued)

Securitisation company	Date of securitisation	Gross assets securitised £m	Notes in issue £m
Residential:			
Granite Mortgages 99-1 plc	1 October 1999	76.6	66.5
Granite Mortgages 00-1 plc	1 March 2000	228.1	213.1
Granite Mortgages 00-2 plc	25 September 2000	435.6	375.5
Granite Mortgages 01-1 plc	26 March 2001	666.0	641.1
Granite Mortgages 01-2 plc	28 September 2001	737.5	713.2
Granite Mortgages 02-1 plc	20 March 2002	1,378.8	1,366.3
Granite Mortgages 02-2 plc	23 September 2002	1,729.6	1,677.6
Granite Mortgages 03-1 plc	27 January 2003	1,992.3	1,981.3
Granite Mortgages 03-2 plc	21 May 2003	1,507.8	1,468.9
Granite Mortgages 03-3 plc	24 September 2003	1,417.4	1,372.3
Granite Mortgages 04-1 plc	28 January 2004	2,431.3	2,364.8
Granite Mortgages 04-2 plc	26 May 2004	2,642.9	2,587.1
Granite Mortgages 04-3 plc	22 September 2004	3,163.3	3,112.7
Granite Master Issuer plc	26 January 2005	4,007.7	4,000.4
Granite Master Issuer plc	25 May 2005	3,791.9	3,762.1
Granite Master Issuer plc	31 August 2005	549.3	582.2
Granite Master Issuer plc	21 September 2005	4,050.4	3,891.3
		30,806.5	30,176.4
Retained interest in Granite Finance Trustees Limited		9,967.4	
Less cash deposits held with Northern Rock plc		(2,198.0)	
Total residential		38,575.9	30,176.4
Commercial:			
Dolerite Funding No. 1 plc	24 June 2002	147.0	140.8
Retained interest in Dolerite Mortgages Trustee Limited		58.3	
Dolerite Funding No. 2 plc	18 July 2005	593.5	583.1
Retained interest in Dolerite Mortgages Trustee No. 2 Limited		227.7	
Less cash deposits held with Northern Rock plc		(57.2)	
Total commercial		969.3	723.9
Total		39,545.2	30,900.3

Gross assets securitised and notes in issue as presented above reconcile to amounts included in the consolidated balance sheet within loans and advances to customers and debt securities in issue as follows:

	Gross assets securitised £m	Notes in issue £m
Total as above	39,545.2	30,900.3
Less cash deposits with third parties included within loans and advances to banks	(409.1)	
Less accrued interest on loan notes included within accruals and deferred income		(171.4)
Add loan notes issued by Whinstone Limited (see below)		427.5
Total advances subject to securitisation (see note 18)	39,136.1	
Total securitised notes as per consolidated balance sheet		31,156.4

At 31 December 2005 the SPEs had cash deposits with Northern Rock plc amounting to £2,255.2m (31 December 2004 - £1,396.0m). This balance is restricted in use to the repayment of the debt securities issued by the SPEs and other legal obligations.

On 15 November 2005, Northern Rock entered into a financial guarantee contract with Whinstone Limited, a special purpose entity, in respect of £423.0m of the first loss reserve funds held by the Granite securitisation entities repayable to Northern Rock only after repayment of all other liabilities. Whinstone Limited simultaneously issued credit linked notes to the value of £423.0m which are included within debt securities in issue at year end exchange rates where issued in currencies other than sterling.

In addition to the transactions above, Northern Rock assigned a portfolio of unsecured loans valued at £749.7m to Flint Receivables Trustees Limited on 8 December 2003. Flint Consumer Loans No. 1 Limited purchased an interest amounting to £595.0m in the trust on the same date, funded by the issue of asset backed notes. The noteholders have a proportionate interest in each balance in the portfolio, and at 31 December 2005 this interest amounted to £595.0m (2004 £595.0m). The funding giving rise to the noteholders' interest is included within debt securities in issue. Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

20. Covered bonds

Included within loans and advances to customers not subject to securitisation are £4,686.1m (2004 £1,977.6m) of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £3,830.4m (2004 £1,339.0m). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

21. Available for sale securities

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Debt securities at fair value				
Listed	**4,576.0**	–	**4,298.3**	–
Unlisted	**801.1**	–	**801.1**	–
	5,377.1	–	**5,099.4**	–
Fixed rate	**2,346.8**	–	**2,238.1**	–
Variable rate	**3,030.3**	–	**2,861.3**	–
	5,377.1	–	**5,099.4**	–

The movement in available for sale securities was as follows:

	Group	Company
	£m	£m
At 1 January 2005	–	–
Reclassification of financial instruments on introduction of IAS 39	4,966.1	4,678.8
Additions	11,156.3	11,048.6
Disposals (sales and redemptions)	(10,786.4)	(10,645.6)
Exchange differences	27.8	27.9
Net gains on changes in fair value	13.3	(10.3)
At 31 December 2005	5,377.1	5,099.4

Gains of £23.5m previously recognised in reserves have been transferred to the Group income statement on derecognition of available for sale securities.

22. Debt securities (under UK GAAP)

The information below is based on UK GAAP. The accounting policy used for debt securities, and for equity shares and other variable yield securities (see note 23) under UK GAAP in 2004 is set out below:

"Debt securities and equity shares ("securities") are held with the intention of use on a continuing basis and are stated at cost, adjusted to exclude accrued interest at the date of purchase, less provision for any permanent diminution in value. A similar adjustment for accrued interest is made on realisation. Where the adjusted purchase price differs from the nominal value, the premium or discount is amortised or released on an effective yield basis over the period to maturity.

Securities sold subject to repurchase agreements are retained on the balance sheet where the Group retains the risks and rewards of ownership. Funds received under such agreements are included within deposits by banks or customer accounts. Securities purchased under a commitment to resell are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership, and the purchase price is included within either loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest receivable or interest payable as appropriate."

	Group		Company	
2004	Book value	Market value	Book value	Market value
	£m	£m	£m	£m
Investment securities				
Issued by public bodies:				
Government securities	1,289.0	1,312.4	1,221.8	1,243.4
Issued by other issuers:				
Bank and building society certificates of deposit	456.2	456.2	436.2	436.2
Other debt securities	2,997.0	3,014.0	2,920.6	2,937.5
	4,742.2	4,782.6	4,578.6	4,617.1
Listed	4,261.0	4,301.5	4,117.4	4,156.0
Unlisted	481.2	481.1	461.2	461.1
	4,742.2	4,782.6	4,578.6	4,617.1
Due within one year	761.9		741.9	
Due one year and over	3,980.3		3,836.7	
	4,742.2		4,578.6	
Unamortised premiums and discounts	42.7		37.9	

All debt securities were held with the intention of use on a continuing basis in the Group's activities and were classified as financial fixed assets at amortised cost.

23. Equity shares and other variable yield securities (under UK GAAP)

2004	Group Book value £m	Group Market value £m	Company Book value £m	Company Market value £m
Investment securities				
Listed	539.4	554.9	421.9	433.1
Unlisted	36.2	36.2	36.2	36.2
	575.6	591.1	458.1	469.3

All equity shares and other variable yield securities were held with the intention of use on a continuing basis in the Group's activities and were classified as financial fixed assets at amortised cost.

24. Shares in group undertakings

	Company £m
Cost:	
At 1 January 2005	124.8
Distribution from subsidiary	(2.0)
At 31 December 2005	122.8
Impairments:	
At 1 January 2005 and 31 December 2005	4.3
Net book amount:	
At 31 December 2005	118.5
At 31 December 2004	120.5

The Company's interests in subsidiary undertakings are analysed as follows:

	2005 £m	2004 £m
Credit institutions	**50.0**	50.0
Other	**68.5**	70.5
	118.5	120.5

The principal subsidiaries of Northern Rock plc at 31 December 2005 are listed below, all of which operate in their country of incorporation or registration.

The following subsidiaries are directly held and wholly owned by the Company:

	Nature of business	**Country of incorporation**
Northern Rock Mortgage Indemnity Company Limited	Provision of mortgage indemnity insurance	Guernsey
Northern Rock (Guernsey) Limited	Retail deposit taker	Guernsey

The following companies are SPEs established in connection with the Group's securitisation programme (see note 19). Although the Company has no direct or indirect ownership interest in these companies, they are regarded as legal subsidiaries under UK companies legislation.

	Nature of business	**Country of incorporation**
Granite Mortgages 99-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 00-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 00-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 01-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 01-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 02-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 02-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-3 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-3 plc	Issue of securitised notes	England & Wales
Granite Master Issuer plc	Issue of securitised notes	England & Wales
Dolerite Funding No.1 plc	Issue of securitised notes	England & Wales
Dolerite Funding No.2 plc	Issue of securitised notes	England & Wales
Granite Finance Trustees Limited	Holding of interests in securitisations	Jersey
Granite Finance Funding Limited	Holding company	Jersey
Granite Finance Funding No.2 Limited	Holding company	England & Wales
Dolerite Mortgages Trustee Limited	Holding of interests in securitisations	Jersey
Dolerite Mortgages Trustee No. 2 Limited	Holding of interests in securitisations	Jersey
Whinstone Limited	Issue of credit linked notes	Jersey

24. Shares in group undertakings (continued)

The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. A full list of subsidiary undertakings at 31 December 2005 will be annexed to the Company's next Annual Return to be filed at Companies House.

25. Intangible assets

Group	Goodwill £m	Software £m	Total £m
2005			
Cost			
At 1 January 2005	35.8	75.3	111.1
Additions	–	21.8	21.8
At 31 December 2005	35.8	97.1	132.9
Impairment and amortisation			
At 1 January 2005	5.1	32.9	38.0
Charged in year	–	16.7	16.7
At 31 December 2005	5.1	49.6	54.7
Net book amount:			
At 31 December 2005	30.7	47.5	78.2

	Goodwill £m	Software £m	Total £m
2004			
Cost			
At 1 January 2004	35.8	53.2	89.0
Additions	–	22.1	22.1
At 31 December 2004	35.8	75.3	111.1
Amortisation and impairment			
At 1 January 2004	5.1	22.8	27.9
Charged in year	–	10.1	10.1
At 31 December 2004	5.1	32.9	38.0
Net book amount:			
At 31 December 2004	30.7	42.4	73.1

Company	Goodwill £m	Software £m	Total £m
2005			
Cost			
At 1 January 2005	–	75.3	75.3
Additions	–	21.8	21.8
At 31 December 2005	–	97.1	97.1
Impairment and amortisation			
At 1 January 2005	–	32.9	32.9
Charged in year	–	16.7	16.7
At 31 December 2005	–	49.6	49.6
Net book amount:			
At 31 December 2005	–	47.5	47.5

25. Intangible assets (continued)

2004	Goodwill £m	Software £m	Total £m
Cost			
At 1 January 2004	–	53.2	53.2
Additions	–	22.1	22.1
At 31 December 2004	–	75.3	75.3
Amortisation and impairment			
At 1 January 2004	–	22.8	22.8
Charged in year	–	10.1	10.1
At 31 December 2004	–	32.9	32.9
Net book amount:			
At 31 December 2004	–	42.4	42.4

26. Property, plant and equipment

	Land and buildings					
Group 2005	Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2005	77.5	19.9	5.0	105.9	23.1	231.4
Additions	0.2	–	2.3	17.7	6.9	27.1
Transfers	7.7	–	–	17.9	(25.6)	–
Disposals	(3.8)	–	(0.4)	(1.0)	–	(5.2)
At 31 December 2005	81.6	19.9	6.9	140.5	4.4	253.3
Depreciation						
At 1 January 2005	6.0	1.3	3.4	50.2	–	60.9
Charged in year	0.3	0.3	0.2	12.5	–	13.3
Adjustment arising on disposals	(0.4)	–	(0.3)	(0.8)	–	(1.5)
At 31 December 2005	5.9	1.6	3.3	61.9	–	72.7
Net book amount:						
At 31 December 2005	75.7	18.3	3.6	78.6	4.4	180.6

	Land and buildings					
2004	Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2004	78.4	12.0	5.5	97.2	5.7	198.8
Additions	3.0	7.3	0.1	9.6	18.3	38.3
Transfers	0.3	0.6	(0.6)	0.6	(0.9)	–
Disposals	(4.2)	–	–	(1.5)	–	(5.7)
At 31 December 2004	77.5	19.9	5.0	105.9	23.1	231.4
Depreciation						
At 1 January 2004	6.6	0.9	3.6	35.1	–	46.2
Charged in year	–	0.4	–	16.2	–	16.6
Adjustment arising on disposals	(0.6)	–	(0.2)	(1.1)	–	(1.9)
At 31 December 2004	6.0	1.3	3.4	50.2	–	60.9
Net book amount:						
At 31 December 2004	71.5	18.6	1.6	55.7	23.1	170.5

26. Property, plant and equipment (continued)

Company	Land and buildings			Plant, equipment, fixtures, fittings and vehicles	Assets in the course of construction	
	Freehold	Long leasehold	Short leasehold			Total
2005	£m	£m	£m	£m	£m	£m
Cost						
At 1 January 2005	39.2	50.1	5.0	82.2	21.2	197.7
Additions	0.4	–	2.3	18.7	8.8	30.2
Transfers	11.3	10.6	–	20.2	(25.6)	16.5
Disposals	(3.8)	–	(0.4)	(1.0)	–	(5.2)
At 31 December 2005	47.1	60.7	6.9	120.1	4.4	239.2
Depreciation						
At 1 January 2005	5.2	1.7	3.4	47.1	–	57.4
Charged in year	–	0.9	0.2	11.5	–	12.6
Transfers	0.3	1.0	–	1.2	–	2.5
Adjustment arising on disposals	(0.5)	–	(0.3)	(0.8)	–	(1.6)
At 31 December 2005	5.0	3.6	3.3	59.0	–	70.9
Net book amount:						
At 31 December 2005	42.1	57.1	3.6	61.1	4.4	168.3

	Land and buildings			Plant, equipment, fixtures, fittings and vehicles	Assets in the course of construction	
	Freehold	Long leasehold	Short leasehold			Total
2004	£m	£m	£m	£m	£m	£m
Cost						
At 1 January 2004	40.1	46.4	5.5	73.5	3.9	169.4
Additions	2.7	3.1	0.1	10.2	17.9	34.0
Transfers	0.6	0.6	(0.6)	–	(0.6)	–
Disposals	(4.2)	–	–	(1.5)	–	(5.7)
At 31 December 2004	39.2	50.1	5.0	82.2	21.2	197.7
Depreciation						
At 1 January 2004	6.0	0.8	3.6	33.3	–	43.7
Charged in year	(0.2)	0.9	–	14.9	–	15.6
Adjustment arising on disposals	(0.6)	–	(0.2)	(1.1)	–	(1.9)
At 31 December 2004	5.2	1.7	3.4	47.1	–	57.4
Net book amount:						
At 31 December 2004	34.0	48.4	1.6	35.1	21.2	140.3

27. Deferred income tax asset

The full movement in deferred income tax recoverable was as follows:

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
At 31 December 2004/2003	**14.1**	23.3	**65.2**	58.9
Adoption of IAS 32 and IAS 39	**62.1**	–	**57.7**	–
At 1 January	**76.2**	23.3	**122.9**	58.9
Income statement (charge)/credit	**(16.9)**	(12.1)	**(33.3)**	3.4
Deferred tax impact charged direct to reserves of				
– net gains from changes in fair value of available for sale securities	**(6.0)**	–	–	–
– net profits on disposal of available for sale securities transferred to net income	**0.8**	–	–	–
– actuarial losses charged to statement of recognised income and expense	**5.6**	0.8	**5.6**	0.8
– share based payments	**(2.2)**	2.1	**(2.2)**	2.1
At 31 December	**57.5**	14.1	**93.0**	65.2

27. Deferred income tax asset (continued)

Deferred income tax assets and liabilities are attributable to the following items:

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Deferred income tax assets				
Pensions and other employee benefits	**30.0**	26.9	**30.0**	26.9
Provision for loan impairment	**24.3**	25.7	**24.3**	25.7
Derivatives and financial instruments	**86.4**	–	**76.4**	–
Other temporary differences	**18.6**	22.0	**18.6**	22.8
	159.3	74.6	**149.3**	75.4
Deferred income tax liabilities				
Excess of capital allowances over depreciation	**9.0**	9.3	**8.9**	8.9
Available-for-sale securities	**9.7**	–	**9.7**	–
Derivatives and financial instruments	**24.3**	–	**24.3**	–
Cashflow hedge	**3.8**	–	**3.8**	–
Other temporary differences	**55.0**	51.2	**9.6**	1.3
	101.8	60.5	**56.3**	10.2
Net deferred income tax asset	**57.5**	14.1	**93.0**	65.2

The deferred tax charge in the income statement comprises the following temporary differences:

	2005	2004
	£m	£m
Pensions and other employee benefits	**0.1**	–
Provision for loan impairment	**0.5**	(3.7)
Derivatives and financial instruments	**16.4**	–
Excess of capital allowances over depreciation	**(0.3)**	0.5
Other temporary differences	**0.2**	15.3
	16.9	12.1

Deferred income tax liabilities have not been established for tax that would be payable on the unremitted earnings of the Group's overseas subsidiaries. Unremitted earnings at 31 December 2005 totalled £34.5m (2004 £24.9m).

28. Deposits by banks

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Amounts due to subsidiaries	–	–	**2,004.2**	1,866.0
Other deposits	**1,536.8**	1,201.6	**1,536.8**	1,201.6
	1,536.8	1,201.6	**3,541.0**	3,067.6

29. Customer accounts

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Retail funds and deposits	**20,104.4**	17,290.2	**18,163.1**	15,419.1
Amounts due to subsidiaries	–	–	**31,467.2**	22,419.0
Other customer accounts	**3,568.2**	3,103.5	**3,568.2**	3,103.5
	23,672.6	20,393.7	**53,198.5**	40,941.6

30. Other debt securities in issue

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Bonds and medium term notes	**9,134.5**	8,209.2	**9,134.5**	8,209.2
Other debt securities in issue	**8,013.3**	7,226.1	**8,013.3**	7,226.1
	17,147.8	15,435.3	**17,147.8**	15,435.3

31. Accruals and deferred income

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Accrued interest	**666.0**	627.0	**507.2**	499.2
Accruals on derivatives	**–**	15.3	**–**	15.3
Deferred income	**2.4**	13.7	**1.9**	10.6
Other accruals	**37.9**	23.5	**36.2**	19.8
	706.3	679.5	**545.3**	544.9

32. Subordinated liabilities

	Group and Company	
	2005	2004
	£m	£m
Dated		
5.625% Subordinated bonds due 2015	**301.5**	300.0
11.734% Subordinated loan 2016	**28.2**	20.0
5.75% Subordinated bonds due 2017	**256.1**	250.0
10⅜% Subordinated bonds due 2018	**50.7**	50.0
9⅜% Subordinated bonds due 2021	**148.8**	149.3
Undated		
12 ⅝% Perpetual subordinated notes	**–**	19.8
8% Undated subordinated notes	**–**	61.5
6.75% Fixed rate step-up undated subordinated notes	**–**	200.0
Floating rate undated subordinated notes	**–**	69.0
5.6% Undated subordinated notes	**–**	396.1
	785.3	1,515.7

The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan 2016 is repayable in five equal annual instalments from 2012 to 2016.

The 5.75% subordinated bonds due 2017 are not redeemable in the ordinary course of business before 28 February 2012.

The 10 3/8% subordinated bonds due 2018 are not redeemable in the ordinary course of business before 25 March 2018.

The 9 3/8% subordinated bonds due 2021 are not redeemable in the ordinary course of business before 17 October 2021.

The 12 5/8% perpetual subordinated notes were created on the transfer of business from Northern Rock Building Society and were issued to holders of Permanent Interest Bearing Shares of the Society.

The 8% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes became redeemable on 15 June 2004 and may be subsequently redeemed in the ordinary course of business on coupon dates which fall on 15 March, 15 June, 15 September and 15 December.

The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17 June 2024.

The floating rate undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. They are not redeemable in the ordinary course of business before 23 February 2011. Interest is payable at 1% above 3 month US$ LIBOR.

The 5.6% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 30 April 2014.

All subordinated liabilities, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes, are denominated in sterling. All are ranked equally between and within issues.

Redemptions of any dated subordinated notes prior to their final maturity date and any undated subordinated notes are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

In accordance with the requirements of IAS 32, undated subordinated liabilities have been reclassified as non shareholders' equity with effect from 1 January 2005 (see note 35).

33. Tier one notes

The tier one notes were issued for a value of £200m on 21 August 2002 and are undated. They carry a coupon of 7.053% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to defer the coupon, this can then only be satisfied upon the date on which the issue is redeemed. No interest will accrue on any deferred coupon. If Northern Rock defers the coupon, it may not pay a dividend on any share or pay any coupon on the reserve capital instruments, nor redeem or repurchase any of its share capital or reserve capital instruments until it next makes a coupon payment for the tier one notes. Deferred coupons can only be satisfied through the issue of Ordinary Shares.

Northern Rock has a call option after 25 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 1.835% above 6-month LIBOR.

The full amount of tier one notes is permitted for inclusion within Tier 1 for regulatory capital purposes.

34. Reserve capital instruments

The reserve capital instruments were issued for a value of £200m on 21 September 2000 and are undated. A further £100m was issued in May 2001. They carry a coupon of 8.399% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to declare the coupon, the holder will receive a cash payment equivalent to the coupon which, at Northern Rock's option, will be achieved either by the payment of cash directly, or by the issue of Ordinary Shares in Northern Rock which, when sold by a trustee in the market, will produce an amount equal to the cash payment. If Northern Rock elects to defer the coupon, it may not declare or pay a dividend on any share until the deferred coupons are satisfied. Deferred coupons and any interest accruing thereon can only be satisfied through the issue of Ordinary Shares.

Northern Rock has a call option after 15 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 4.725% above the prevailing 5-year benchmark Gilt rate.

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital, as defined by the Financial Services Authority. Any excess is allocated to Upper Tier 2 capital.

In accordance with the requirements of IAS 32, reserve capital instruments have been reclassified as non shareholders' equity with effect from 1 January 2005. Since this date coupons on these notes are treated as appropriations. Prior to this date coupons were treated as interest payable.

35. Subordinated notes

	Group and Company	
	2005	2004
	£m	£m
12⅝% Perpetual subordinated notes	**19.8**	–
8% Undated subordinated notes	**62.1**	–
6.75% Fixed rate step-up undated subordinated notes	**195.4**	–
Floating rate undated subordinated notes	**66.0**	–
5.6% Undated subordinated notes	**393.2**	–
	736.5	–

In accordance with the requirements of IAS 32, undated subordinated liabilities have been reclassified as non shareholders' equity with effect from 1 January 2005, as there is no contractual obligation to pay the interest coupon. Details of all issues remain unchanged from those disclosed in note 32. Coupons on these notes are treated as appropriations.

All subordinated notes, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes are denominated in sterling. All are ranked equally between and within issues and equally with the subordinated liabilities.

Redemptions of any subordinated notes are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated notes are subordinated to the claims of other creditors.

36. Called up share capital

	Ordinary Shares of 25p each Number	Foundation Shares of 25p each Number	Total Number	Ordinary Shares of 25p each £m	Foundation Shares of 25p each £m	Total £m
Authorised:						
At 31 December 2005 and 31 December 2004	614.0m	104.5m	718.5m	153.5	26.1	179.6
Issued and fully paid:						
At 31 December 2005 and 31 December 2004	421.2m	74.4m	495.6m	105.3	18.6	123.9

The Foundation Shares are held by The Northern Rock Foundation. These shares carry no rights to dividends but rank pari passu with the Ordinary Shares in respect of other distributions and in the event of a winding up. Because they carry no rights to dividends, they have been omitted in the calculation of earnings per share (see note 14). These shares do not confer any rights in relation to attendance or voting at any general meeting of the Company.

37. Reserves

Share premium account and capital redemption reserve

	Group and Company	
	Share premium account	Capital redemption reserve
At 1 January 2005 and 31 December 2005	6.8	7.3

Other reserves

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Revaluation reserve – available for sale investments	**26.0**	–	**7.9**	–
Hedging reserve – cash flow hedges	–	–	–	–
Cumulative actuarial gains and losses	**(14.9)**	(2.0)	**(14.9)**	(2.0)
	11.1	(2.0)	**(7.0)**	(2.0)

Movements in reserves are as follows:

Revaluation reserve – available for sale investments

	Group £m	Company £m
Balance at 31 December 2004	–	–
Adoption of IAS 39	27.0	22.6
Balance at 1 January 2005	27.0	22.6
Net gains/(losses) from changes in fair value	21.3	(1.0)
Net profits on disposal transferred to net income	(23.5)	(20.1)
Current income taxes	6.4	6.4
Deferred income taxes	(5.2)	–
Balance at 31 December 2005	26.0	7.9

Hedging reserve – cash flow hedges

	Group £m	Company £m
Balance at 31 December 2004	–	–
Adoption of IAS 39	8.8	8.8
Balance at 1 January 2005	8.8	8.8
Net losses from changes in fair value	(12.5)	(12.5)
Current income taxes	3.7	3.7
Balance at 31 December 2005	–	–

Cumulative actuarial gains and losses

	Group £m	Company £m
Balance at 31 December 2004	(2.0)	(2.0)
Amounts charged to statement of recognised income and expense (see note 7)	(18.5)	(18.5)
Deferred income taxes	5.6	5.6
Balance at 31 December 2005	(14.9)	(14.9)

38. Retained earnings

	Group £m	Company £m
Balance at 31 December 2004	1,401.6	1,240.7
Adoption of IAS 32 and IAS 39	(179.7)	(176.5)
Balance at 1 January 2005	1,221.9	1,064.2
Profit for the year	300.7	346.2
Dividends paid (see note 13)	(113.8)	(113.9)
Adjustment in respect of own shares	17.7	17.7
Balance at 31 December 2005	1,426.5	1,314.2

The amounts deducted from the retained earnings in respect of own shares, which are held at cost, are as follows:

	Group and Company	
	2005 £m	2004 £m
Own shares in relation to employee share schemes	**42.5**	55.3

Movements in the amount deducted from retained earnings in respect of own shares are as follows:

	2005 £m	2004 £m
At 1 January	**55.3**	58.2
Purchases of shares	**10.2**	6.0
Use of shares on exercise of employee options and for other employee share plans	**(23.0)**	(8.9)
	42.5	55.3

The credit to retained earnings is as follows:

	2005 £m	2004 £m
Value of employee services	**10.8**	7.9
Cash received on exercise of employee options and for other employee share plans	**16.3**	3.4
Deferred income tax impact of share based payments	**(2.2)**	2.1
Current income tax impact of share based payments	**3.0**	1.5
Purchase of shares	**(10.2)**	(6.0)
	17.7	8.9

39. Financial risk management

Strategy in using financial instruments

The Board has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge risk exposure, and the Group takes no trading positions in derivatives.

The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. The intention is to only use derivatives to create economically effective hedges. However, because of the specific requirements of IAS 39 to obtain hedge accounting, not all economic hedges are designated as accounting hedges, either because natural accounting offsets are expected or because obtaining hedge accounting would be especially onerous.

a) Fair value hedges

The Group designates a number of derivatives as fair values hedges. In particular the Group has three approaches establishing relationships for:

i) Hedging the interest rate and foreign currency exchange rate risk of non-prepayable, foreign currency denominated fixed rate assets or liabilities on a one-for-one basis with fixed/floating or floating/fixed cross currency interest rate swaps.

ii) Hedging of interest rate risk of a single currency portfolio of sterling, US Dollar and Euro non-prepayable fixed rate assets/liabilities on a one-for-one basis with vanilla fixed/floating or floating/fixed interest rate swaps.

iii) Hedging the interest rate risk of a portfolio of prepayable fixed rate assets with interest rate derivatives. This solution is used to establish a macro fair value hedge for derivatives hedging fixed rate mortgages. The Group believes this solution is the most appropriate as it is consistent with its policy for hedging fixed rate mortgages on an economic basis.

The total fair value of derivatives included within fair value hedges at 31 December 2005 was £163.3m.

b) Cash flow hedges

At present the Group does not designate any derivatives as cash flow hedges.

c) Net investment hedges

At present the Group does not designate any derivatives as net investment hedges.

39. Financial risk management (continued)

Risk management

Risk management is a fundamental part of Northern Rock's strategy, which focuses on profitable growth with a low risk profile. The Group's risk management strategy is to manage risk exposures through comprehensive and integrated risk management processes within each section of the business as part of a framework of delegated responsibility and structured reporting. The Board of Directors has full responsibility for approving and reviewing the main risks undertaken by the Group.

In order to manage and control its risks, the Group has implemented a comprehensive set of policies and procedures. It has put in place appropriate systems to identify risk, and then to assess, measure, monitor and report those risks. A series of policies and procedures exist to define the Group's levels of risk tolerance, containing risk limits and lines of authority and responsibility. These form the basis for risk management structures throughout the business with clear terms of reference. Furthermore, the Group has established strong systems of internal control that comply fully with the requirements of the Financial Services and Markets Act 2000, the Financial Services Authority and the London Stock Exchange.

In accordance with the policies and procedures, the Board of Directors has established a Risk Committee consisting of four Non-Executive Directors and the Executive Directors. The Risk Committee is responsible for the supervision of the Group's risk management processes. It has delegated responsibility for the daily management and review of balance sheet risk profile and review of operational risk to Management Board ALCO, consisting of executive management from all the main business functions.

Operational risk

Operational risk is the risk of business opportunities foregone, reputational damage or financial losses, resulting from inadequacies or failures in internal processes, people or systems, or from external events.

Management Board directors and senior line managers are primarily responsible for ensuring effective operational risk management exists within their areas – in particular, the setting of tolerances, monitoring and reporting of operational risks. Where appropriate, Northern Rock establishes suitable cost-effective processes to mitigate or transfer operational risk exposures.

Operational risks are controlled and managed on a decentralised basis, with responsibility and authority to mitigate these risks delegated to the relevant line management. Northern Rock's support functions provide corporate policies, processes and reporting mechanisms as appropriate to the "front line" functions for the range of operational risks faced.

Credit risk

Credit risk is the exposure to loss if another party fails to meet its financial obligations to the Company, including failing to perform them in a timely manner. It arises from both on and off balance sheet items.

Within the Group Treasury function, the overall policy is to minimise credit risk through the use of operational credit limits, credit authorisation and credit control and review. Credit limits authorised by Executive Management are established for specified counterparties. These limits are based on a number of factors including external and internal ratings and capital of Northern Rock plc. Group limits have been incorporated to ensure that Northern Rock plc does not exceed its exposure to either a single counterparty or group of closely-related counterparties. Country limits have been incorporated to ensure that Northern Rock plc does not exceed its exposure in a geographical region. Master netting agreements are in place with all derivative counterparties. In addition most of the exposures created by derivatives are mitigated through the use of collateral agreements negotiated with derivative counterparties. Other techniques (including margining, credit breaks, compounding, termination and credit derivatives) are used periodically to mitigate the credit risk associated with particular transactions or group of transactions.

Retail credit risk is controlled and monitored through the use of operational limits, credit authorisation procedures, credit risk scorecards, credit control and review processes, to achieve a planned credit risk profile (relative to the associated economic rewards).

Credit score systems are used as the primary basis for evaluating the risk reward profile of the retail credit risk stance as they are able to differentiate the risk of secured and unsecured loans, both at individual transaction and portfolio levels. Behavioural scoring is used to monitor the performance of the residential secured and unsecured loan books.

The Credit director monitors credit risk limits on the residential secured and unsecured lending books. The Credit Risk Monitoring Group monitors exposures on these books.

Maximum credit risk exposure at 31 December 2005 approximates to the carrying value for all assets apart from loans and advances to customers, where the carrying value includes an adjustment in respect of hedged interest rate risk. The credit risk exposure in respect of these loans is therefore £163.9m lower than the carrying value. Cash collateral held against credit risk at 31 December 2005 amounted to £274.4m.

Interest rate risk

The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities. The Group closely monitors interest rate movements, the interest rate and re-pricing maturity structure of its interest bearing assets and liabilities and the level of non-interest bearing assets and liabilities.

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic re-pricing of assets and liabilities. Northern Rock also offers fixed rate residential mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock matches the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing penalty charges if the customers terminate their contracts early.

The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

A second control used measures earnings at risk from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12 month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on 31 December 2005 would result in a decrease of £32.4m (2004 £33.0m) and an increase of £28.4m (2004 £27.0m), respectively, in planned net interest income for the twelve months to 31 December 2006.

39. Financial risk management (continued)

The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date.

In the 2005 table the carrying amounts of derivative financial instruments are included in other assets and other liabilities under the heading non interest bearing funds.

2005	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	17.9	–	–	–	–	51.3	69.2
Loans and advances to banks	5,046.8	19.5	7.5	–	–	–	5,073.8
Loans and advances to customers	26,343.3	7,279.2	9,865.3	24,431.6	2,320.5	–	70,239.9
Investment securities	3,419.2	25.2	144.1	1,541.9	246.7	–	5,377.1
Other assets	–	–	–	–	–	1,948.5	1,948.5
Total assets	34,827.2	7,323.9	10,016.9	25,973.5	2,567.2	1,999.8	82,708.5
Liabilities							
Deposits by banks	1,402.2	81.6	46.0	7.0	–	–	1,536.8
Customer accounts	18,279.2	1,275.2	2,247.5	1,870.7	–	–	23,672.6
Debt securities in issue	45,936.0	710.7	245.7	2,082.5	3,159.7	–	52,134.6
Subordinated liabilities	–	–	–	301.4	483.9	–	785.3
Tier one notes	–	–	–	–	223.9	–	223.9
Other liabilities	–	–	–	–	–	1,743.9	1,743.9
Shareholders' equity	–	–	–	–	–	1,575.6	1,575.6
Non shareholders' equity	–	–	–	–	–	1,035.8	1,035.8
Total liabilities	65,617.4	2,067.5	2,539.2	4,261.6	3,867.5	4,355.3	82,708.5
Total interest rate sensitivity gap	(30,790.2)	5,256.4	7,477.7	21,711.9	(1,300.3)	(2,355.5)	–
Cumulative interest rate sensitivity gap	(30,790.2)	(25,533.8)	(18,056.1)	3,655.8	2,355.5	–	–

2004	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	11.1	–	–	–	–	54.2	65.3
Loans and advances to banks	3,659.7	12.0	2.5	–	–	–	3,674.2
Loans and advances to customers	24,355.7	4,682.7	6,290.9	18,010.7	1,428.8	–	54,768.8
Investment securities	3,422.2	33.0	76.3	1,012.5	773.8	–	5,317.8
Other assets	–	–	–	–	–	1,054.8	1,054.8
Total assets	31,448.7	4,727.7	6,369.7	19,023.2	2,202.6	1,109.0	64,880.9
Liabilities							
Deposits by banks	1,024.0	106.1	67.5	4.0	–	–	1,201.6
Customer accounts	12,787.0	2,185.1	3,518.8	1,902.8	–	–	20,393.7
Debt securities in issue	35,608.3	1,230.3	368.2	1,457.4	200.0	–	38,864.2
Subordinated liabilities	68.3	457.7	–	–	989.7	–	1,515.7
Reserve capital instruments	–	–	–	–	300.0	–	300.0
Tier one notes	–	–	–	–	200.0	–	200.0
Other liabilities	–	–	–	–	–	868.1	868.1
Shareholders' equity	–	–	–	–	–	1,537.6	1,537.6
Total liabilities	49,487.6	3,979.2	3,954.5	3,364.2	1,689.7	2,405.7	64,880.9
Off balance sheet items affecting interest rate sensitivity	(14,121.4)	812.0	976.4	12,662.1	(329.1)	–	–
	35,366.2	4,791.2	4,930.9	16,026.3	1,360.6	2,405.7	64,880.9
Total interest rate sensitivity gap	(3,917.5)	(63.5)	1,438.8	2,996.9	842.0	(1,296.7)	–
Total cumulative interest rate sensitivity gap	(3,917.5)	(3,981.0)	(2,542.2)	454.7	1,296.7	–	–

39. **Financial risk management** (continued)

The table below summarises the effective interest rate for financial instruments not carried at fair value through profit and loss:

	2005	2004
	%	%
Assets		
Cash and balances with central banks	**0.4**	0.3
Loans and advances to banks	**4.4**	4.4
Loans and advances to customers	**5.8**	5.4
Investment securities	**4.5**	4.3
Liabilities		
Deposits by banks	**3.5**	3.1
Customer accounts	**4.4**	4.2
Debt securities in issue	**4.8**	4.7
Subordinated liabilities	**7.0**	6.2
Reserve capital instruments	**n/a**	6.6
Tier one notes	**7.0**	6.5

Subordinated notes and reserve capital instruments are excluded from the table for 2005 as under IAS 32 they have been reclassified as equity from 1 January 2005.

Liquidity risk

Liquidity risk arises from the mismatch in the cashflows generated from current and expected assets, liabilities and derivatives. The Board has policies to ensure that the Group is able to meet retail withdrawals, repay wholesale borrowings as they fall due and to meet current lending requirements. This is achieved by managing a diversified portfolio of high quality liquid assets and a balanced maturity profile of liquid assets, wholesale and retail funds.

The table below analyses the Group's assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to contractual maturity date.

2005	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Assets						
Cash and balances with central banks	12.1	–	–	–	57.1	69.2
Derivative financial instruments	221.3	88.1	107.8	773.6	259.0	1,449.8
Loans and advances to banks	5,046.8	19.5	7.5	–	–	5,073.8
Loans and advances to customers	872.9	467.4	967.0	9,413.2	58,519.4	70,239.9
Investment securities	575.9	79.5	198.9	2,588.3	1,934.5	5,377.1
Other assets	101.4	8.0	17.0	54.4	317.9	498.7
Total assets	6,830.4	662.5	1,298.2	12,829.5	61,087.9	82,708.5
Liabilities						
Deposits by banks	1,231.2	81.6	46.0	74.9	103.1	1,536.8
Customer accounts	18,148.5	1,394.5	2,245.4	1,884.2	–	23,672.6
Derivative financial instruments	110.2	67.7	130.6	457.4	80.2	846.1
Debt securities in issue	8,911.4	1,309.8	1,796.1	6,037.0	34,080.3	52,134.6
Subordinated liabilities	–	–	–	–	785.3	785.3
Tier one notes	–	–	–	–	223.9	223.9
Other liabilities	588.8	161.2	73.5	1.4	72.9	897.8
Total liabilities	28,990.1	3,014.8	4,291.6	8,454.9	35,345.7	80,097.1
Net liquidity gap	(22,159.7)	(2,352.3)	(2,993.4)	4,374.6	25,742.2	2,611.4

2004	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Total assets	5,118.0	560.7	1,167.8	10,124.5	47,909.9	64,880.9
Total liabilities	20,579.1	3,965.7	5,971.3	8,213.6	24,613.6	63,343.3
Net liquidity gap	(15,461.1)	(3,405.0)	(4,803.5)	1,910.9	23,296.3	1,537.6

39. Financial risk management (continued)

Currency risk

Currency risk arises as a result of the Group having assets, liabilities and derivative items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding.

In addition to raising funds through sterling money markets, capital markets and domestic retail savings market, the Group raises funds through issuing non-sterling denominated commercial paper, certificates of deposit, medium-term debt securities (including securitised notes and covered bonds) and retail funds. The Group's policy is to fully mitigate any exchange rate exposures by using cross currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency.

The table below gives values of assets and liabilities at sterling carrying values denominated in different currencies at the balance sheet date.

2005	US$ £m	€ £m	Other £m	Total £m
Assets				
Cash and balances with central banks	–	17.9	–	17.9
Derivative financial instruments	0.5	0.9	–	1.4
Loans and advances to banks	454.6	71.2	–	525.8
Loans and advances to customers	299.8	184.1	–	483.9
Investment securities	560.0	976.1	–	1,536.1
Other assets	2.8	1.2	–	4.0
Total assets	1,317.7	1,251.4	–	2,569.1
Liabilities				
Deposits by banks	523.6	538.4	–	1,062.0
Customer accounts	378.3	1,096.2	–	1,474.5
Derivative financial instruments	0.1	2.9	–	3.0
Debt securities in issue	18,450.3	16,696.7	653.0	35,800.0
Other liabilities	102.0	134.3	2.6	238.9
Total liabilities	19,454.3	18,468.5	655.6	38,578.4
Net position	(18,136.6)	(17,217.1)	(655.6)	(36,009.3)

2004	US$ £m	€ £m	Other £m	Total £m
Assets				
Cash and balances with central banks	–	11.1	–	11.1
Loans and advances to banks	478.9	51.7	–	530.6
Loans and advances to customers	223.1	189.3	–	412.4
Investment securities	613.1	1,359.8	–	1,972.9
Other assets	14.7	24.8	–	39.5
Total assets	1,329.8	1,636.7	–	2,966.5
Liabilities				
Deposits by banks	494.0	264.7	20.0	778.7
Customer accounts	60.9	755.4	–	816.3
Debt securities in issue	13,509.6	10,787.3	257.6	24,554.5
Subordinated liabilities	526.7	–	–	526.7
Other liabilities	26.9	33.1	–	60.0
Total liabilities	14,618.1	11,840.5	277.6	26,736.2
Net position	(13,288.3)	(10,203.8)	(277.6)	(23,769.7)

Fair values of financial assets and liabilities

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's balance sheet at their fair value. Assets are presented at bid prices, whereas offer prices are used for liabilities.

39. Financial risk management (continued)

	Carrying value		Fair value	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Financial assets				
Cash and balances with central banks	**69.2**	65.3	**69.2**	65.3
Loans and advances to banks	**5,073.8**	3,674.2	**5,073.8**	3,674.2
Loans and advances to customers	**70,239.9**	54,768.8	**69,251.4**	53,995.7
Investment securities	**n/a**	5,319.1	**n/a**	5,373.7
Financial liabilities				
Deposits by banks	**1,536.8**	1,218.3	**1,536.8**	1,219.5
Customer accounts	**23,672.6**	20,402.8	**23,699.8**	20,421.9
Debt securities in issue	**52,134.6**	37,580.7	**52,134.6**	37,756.6
Subordinated liabilities	**785.3**	1,455.0	**903.6**	1,620.9
Tier one notes	**223.9**	200.0	**245.2**	233.7
Reserve capital instruments	**n/a**	300.0	**n/a**	365.3

Investment securities are excluded from the table for 2005 as they are classified as available for sale and carried at fair value on the balance sheet from 1 January 2005. Subordinated notes and reserve capital instruments are excluded from the table for 2005 as under IAS 32 they have been reclassified as equity from 1 January 2005.

Valuation methods for calculations of fair values in this table are set out below:

Cash and balances with central banks

Fair value approximates to carrying value because they have minimal credit losses and are either short term in nature or re-price frequently.

Loans and advances to banks

Fair value was estimated by using discounted cash flows applying either market rates where practicable or rates offered by other financial institutions for loans with similar characteristics. The fair value of floating rate placements, fixed rate placements with less than six months to maturity and overnight deposits is their carrying amount.

Loans and advances to customers

The Group provides loans of varying rates and maturities to customers. The fair value of loans with variable interest rates is considered to approximate to carrying value. For loans with fixed interest rates, fair value was estimated by discounting cash flows using market rates or rates normally offered by the Group.

Deposits by banks and customer accounts

Fair values of deposit liabilities repayable on demand or with variable interest rates are considered to approximate to carrying value. The fair value of fixed interest deposits with less than six months to maturity is their carrying amount. The fair value of all other deposit liabilities was estimated using discounted cash flows, applying either market rates or rates currently offered by the Group for deposits of similar remaining maturities.

Debt securities in issue, subordinated liabilities and tier one notes

Fair values are based on quoted prices where available, or by using discounted cash flows, applying market rates.

40. Guarantees and other financial commitments

1) The Company has an obligation under the Building Societies Act 1986, as successor company to Northern Rock Building Society, to honour the financial commitments of its subsidiaries and associated bodies linked by resolution, incurred prior to 11 June 1996 insofar as those bodies are unable to discharge them out of their own assets. The Company has agreed to continue this obligation in respect of liabilities of Northern Rock (Guernsey) Limited.
2) The Company has given indemnities to the National House Building Council in respect of certain of its house building operations.
3) Capital commitments at 31 December in respect of authorised expenditure were as follows:

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Contracted for	**22.0**	6.2	**22.0**	3.2

4) Leasing commitments at 31 December in respect of annual commitments under operating leases are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Land and buildings				
Leases which expire:				
Within one year	**0.1**	0.1	**0.1**	0.1
In one to five years	**0.8**	0.8	**0.8**	0.8
Over five years	**3.3**	2.0	**3.3**	3.1
	4.2	2.9	**4.2**	4.0
Other operating leases				
Leases which expire:				
Within one year	**0.1**	0.4	**0.1**	0.4
In one to five years	**4.1**	4.8	**4.1**	4.8
	4.2	5.2	**4.2**	5.2

40. Guarantees and other financial commitments (continued)

5) Memorandum items	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Commitments:				
Irrevocable undrawn loan facilities	**2,100.3**	1,488.5	**2,100.3**	1,488.5
Unpaid share capital of subsidiary company	**–**	–	**15.5**	15.5
	2,100.3	1,488.5	**2,115.8**	1,504.0

41. Related party transactions

A number of banking transactions are entered into with related parties as part of normal banking business. These include loans and deposits. The volumes of related party transactions, outstanding balances at the year end and related income and expense for the year are set out below.

	Directors and key management personnel		Associated companies	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Loans				
Loans outstanding at 1 January	**5.5**	4.2	**–**	–
Net amounts advanced / (repaid)	**(0.1)**	1.3	**-**	–
Loans outstanding at 31 December	**5.4**	5.5	**-**	–
Interest income paid	**0.3**	0.2	**–**	–
Deposits				
Deposits outstanding at 1 January	**1.4**	0.8	**-**	–
Net amounts deposited / (repaid)	**0.4**	0.6	**–**	–
Deposits outstanding at 31 December	**1.8**	1.4	**–**	–
Interest income earned	**0.1**	–	**-**	–

	2005	2004
	£m	£m
Directors and key management personnel		
Salaries and other short term benefits	**8.2**	6.5
Post-employment benefits	**0.6**	0.5
Share-based payments	**5.9**	5.3
	14.7	12.3

The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December 2005 amounted to £24.7m (2004 £21.6m). At 31 December 2005 the commitment in respect of amounts not yet paid was £10.0m (2004 £11.6m).

The Company owns Northern Rock (Guernsey) Limited, which operates as a retail deposit taker. The net funding borrowed by the Company from Northern Rock (Guernsey) Limited during the year amounted to £138.2m (2004 net funding repaid £10.1m).

During the year the Company received £0.3m (2004 £0.2m) from Northern Rock Mortgage Indemnity Company Limited in settlement of mortgage indemnity insurance claims.

During the year the Company borrowed a net £9,050.2m (2004 £8,278.1m) from its securitisation SPEs (see note 19), being the net proceeds from securitisation transactions in the year.

42. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Cash and balances with central banks	**12.1**	10.2	**12.1**	10.2
Loans and advances to banks	**4,934.1**	3,030.9	**4,489.0**	2,952.9
Loans and advances to customers	**23.2**	9.1	**23.2**	9.1
Investment securities	**301.7**	307.6	**301.7**	295.6
	5,271.1	3,357.8	**4,826.0**	3,267.8

43. Reconciliation of equity between IFRS and UK GAAP

The following reconciliations provide a quantification of the effect of transition to IFRS. These are provided for the Group only in notes 43 to 46, as those for the Company are not significantly different from the Group disclosures.

Summary of Equity	**Note**	**1 January 2004 £m**	**31 December 2004 £m**
Total equity as reported under UK GAAP		1,339.9	1,541.9
Restatement of goodwill	44g	-	3.6
Reversal of pension prepayment under UK GAAP	44k	(30.6)	(29.0)
Restatement of retirement benefits under IAS 19	44p	(47.3)	(52.5)
Total Pension fund adjustment		(77.9)	(81.5)
Property impairment	44h	3.9	4.7
Reinstatement of de-recognised liabilities	44l	(51.7)	(51.7)
Dividends	44n	65.3	74.7
Recognition of deferred tax in accordance with IAS 12		23.3	14.1
Reversal of deferred tax recognised under UK GAAP	44p	19.0	31.8
Total tax effect of above		42.3	45.9
Total equity under IFRS		1,321.8	1,537.6

44. Balance sheet reconciliations between IFRS and UK GAAP

1 January 2004

	Note	**UK GAAP £m**	**Effect of transition to IFRS £m**	**IFRS £m**
Assets				
Cash and balances with central banks	44a	11.6	47.2	58.8
Derivative financial instruments		-	-	-
Loans and advances to banks	44b	3,450.2	1,153.2	4,603.4
Loans and advances to customers not subject to securitisation	44c	27,355.8	(27,355.8)	-
Loans and advances to customers subject to securitisation	44d	15,678.7	(15,678.7)	-
Less: non-recourse finance	44e	(14,832.4)	14,832.4	-
		28,202.1	(28,202.1)	-
Loans and advances to customers	44f	-	41,847.4	41,847.4
Available for sale securities				
Investment securities		-	-	-
Debt securities		4,185.5	-	4,185.5
Equity shares and other variable yield securities		410.8	-	410.8
Intangible assets	44g	30.7	30.4	61.1
Property, plant and equipment	44h	179.1	(26.5)	152.6
Deferred income tax asset	44i	-	23.3	23.3
Other assets	44j	76.6	(5.2)	71.4
Prepayments and accrued income	44k	564.8	(30.6)	534.2
Total assets		37,111.4	14,837.1	51,948.5
Liabilities				
Deposits by banks		1,461.5	-	1,461.5
Customer accounts	44l	18,797.3	51.7	18,849.0
Derivative financial instruments		-	-	-
Debt securities in issue				
Securitised notes	44m	-	14,868.3	14,868.3
Covered bonds		-	-	-
Other	44m	13,060.1	(3.6)	13,056.5
Other liabilities	44n	285.0	(203.3)	81.7
Current taxation liabilities		53.8	-	53.8
Accruals and deferred income	44o	475.3	113.8	589.1
Provisions for liabilities and charges	44p	19.0	28.3	47.3
Subordinated liabilities		1,119.5	-	1,119.5
Reserve capital instruments		300.0	-	300.0
Tier one notes		200.0	-	200.0
Total liabilities		35,771.5	14,855.2	50,626.7

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

1 January 2004

	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Equity				
Shareholders' funds				
Called up share capital		123.9	–	123.9
Share premium account		6.8	–	6.8
Capital redemption reserve		7.3	–	7.3
Other reserves		–	–	–
Retained earnings		1,201.9	(18.1)	1,183.8
Total equity attributable to equity shareholders	43	1,339.9	(18.1)	1,321.8
Non shareholders' funds				
Reserve capital instruments		–	–	–
Subordinated notes		–	–	–
Total non shareholders' funds		–	–	–
Total equity		1,339.9	(18.1)	1,321.8
Total equity and liabilities		37,111.4	14,837.1	51,948.5

31 December 2004

	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Assets				
Cash and balances with central banks	44a	10.2	55.1	65.3
Derivative financial instruments		–	–	–
Loans and advances to banks	44b	3,305.4	368.8	3,674.2
Loans and advances to customers not subject to securitisation	44c	32,869.3	(32,869.3)	–
Loans and advances to customers subject to securitisation	44d	22,339.2	(22,339.2)	–
Less: non-recourse finance	44e	(22,103.7)	22,103.7	–
		33,104.8	(33,104.8)	–
Loans and advances to customers	44f	–	54,768.8	54,768.8
Available for sale securities				
Investment securities		–	–	–
Debt securities		4,742.2	–	4,742.2
Equity shares and other variable yield securities		575.6	–	575.6
Intangible assets	44g	27.1	46.0	73.1
Property, plant and equipment	44h	208.2	(37.7)	170.5
Deferred income tax asset	44i	–	14.1	14.1
Other assets	44j	69.6	8.6	78.2
Prepayments and accrued income	44k	746.9	(28.0)	718.9
Total assets		42,790.0	22,090.9	64,880.9
Liabilities				
Deposits by banks		1,201.6	–	1,201.6
Customer accounts	44l	20,342.0	51.7	20,393.7
Derivative financial instruments		–	–	–
Debt securities in issue				
Securitised notes	44m	–	22,089.9	22,089.9
Covered bonds	44m	1,340.8	(1.8)	1,339.0
Other	44m	15,440.8	(5.5)	15,435.3
Other liabilities	44n	275.6	(199.5)	76.1
Current taxation liabilities		60.0	–	60.0
Accruals and deferred income	44o	539.8	139.7	679.5
Provisions for liabilities and charges	44p	31.8	20.7	52.5
Subordinated liabilities		1,515.7	–	1,515.7
Reserve capital instruments		300.0	–	300.0
Tier one notes		200.0	–	200.0
Total liabilites		41,248.1	22,095.2	63,343.3

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

31 December 2004

	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Equity				
Shareholders' funds				
Called up share capital		123.9	–	123.9
Share premium account		6.8	–	6.8
Capital redemption reserve		7.3	–	7.3
Other reserves	44q	–	(2.0)	(2.0)
Retained earnings		1,403.9	(2.3)	1,401.6
Total equity attributable to equity shareholders	43	1,541.9	(4.3)	1,537.6
Non shareholders' funds				
Reserve capital instruments		–	–	–
Subordinated notes		–	–	–
Total non shareholders' funds		–	–	–
Total equity		1,541.9	(4.3)	1,537.6
Total equity and liabilities		42,790.0	22,090.9	64,880.9

Explanation of the effect of the transition to IFRS

The following explains the material balance sheet adjustments.

a) Cash and balances with central banks

	1 January 2004 £m	31 December 2004 £m
Reclassification of Cash Ratio Deposit held with Bank of England and Central Bank of Ireland	47.2	55.1

The Group has reclassified the Cash Ratio Deposit held with the Bank of England and Central Bank of Ireland from loans and advances to banks to cash and balances with central banks.

b) Loans and advances to banks

	1 January 2004 £m	31 December 2004 £m
Reclassification of Cash Ratio Deposit held with Bank of England and Central Bank of Ireland	(47.2)	(55.1)
Reclassification of securitisation vehicle balance sheets	1,200.4	423.9
Total impact – increase in loans and advances to banks	1,153.2	368.8

The Group has reclassified the cash ratio deposit held with the Bank of England and Central Bank of Ireland from loans and advances to banks to cash and balances with central banks. In addition, cash held by the securitisation vehicles has been reclassified as loans and advances to banks.

c) Loans and advances not subject to securitisation

	1 January 2004 £m	31 December 2004 £m
Reclassification of loans and advances not subject to securitisation	(27,355.8)	(32,869.3)

The Group has reclassified loans and advances to customers not subject to securitisation as loans and advances to customers.

d) Loans and advances subject to securitisation

	1 January 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	(15,678.7)	(22,339.2)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. This results in the reclassification of loans and advances subject to securitisation.

e) Non-recourse finance

	1 January 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	14,832.4	22,103.7

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. Non-recourse finance, shown as a deduction from loans and advances to customers under UK GAAP is included in debt securities in issue under IFRS.

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

f) Loans and advances to customers	1 January 2004 £m	31 December 2004 £m
Reclassification of loans and advances not subject to securitisation	27,355.8	32,869.3
Reclassification of loans and advances subject to securitisation	14,491.6	21,899.5
Total impact – increase in loans and advances to customers	41,847.4	54,768.8

g) Intangible assets	1 January 2004 £m	31 December 2004 £m
Reclassification of computer software as intangible asset	30.4	42.4
Reversal of goodwill amortisation	–	3.6
Total impact – increase in intangible assets	30.4	46.0

In accordance with IAS 38, computer software has been reclassified from property, plant and equipment to intangible fixed assets. Under IFRS goodwill is not amortised, but is subject to annual impairment reviews.

h) Property, plant and equipment	1 January 2004 £m	31 December 2004 £m
Reclassification of computer software as intangible asset	(30.4)	(42.4)
Restatement of properties to fair value as deemed cost	3.9	4.7
Total impact – decrease in property, plant and equipment	(26.5)	(37.7)

In accordance with IAS 38, computer software has been reclassified from property, plant and equipment to intangible fixed assets.

Management has applied the fair value as deemed cost exemption in respect of various properties.

i) Deferred income tax asset	1 January 2004 £m	31 December 2004 £m
Impact of recognising deferred tax in accordance with IAS 12	23.3	14.1

The Group has recalculated deferred tax in accordance with IAS 12. IAS 12 allows a net presentation of deferred tax assets and liabilities only when certain criteria are met. This adjustment recognises the gross presentation required by IAS 12.

j) Other assets	1 January 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	(5.2)	8.6

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

k) Prepayments and accrued income	1 January 2004 £m	31 December 2004 £m
Reversal of pension prepayment under UK GAAP	(30.6)	(29.0)
Reclassification of securitisation vehicle balance sheets	–	1.0
Total impact – decrease in prepayments and accrued income	(30.6)	(28.0)

Under UK GAAP there is a SSAP 24 prepayment in relation to the defined benefit section of the pension scheme. Under IAS 19 the basis of accounting for pension schemes is fundamentally different and the prepayment is no longer applicable.

l) Customer accounts	1 January 2004 £m	31 December 2004 £m
Restatement of derecognised liabilities	51.7	51.7

Previously derecognised liabilities have been restated on the balance sheet to the extent that the liability has not been contractually discharged.

44. Balance sheet reconciliations between IFRS and UK GAAP (continued)

m) Debt securities in issue	1 January 2004 £m	31 December 2004 £m
Reclassification of debt securities issued by securitisation vehicles	14,868.3	22,089.9
Reclassification of issue costs	(3.6)	(7.3)
Total impact – increase in debt securities in issue	14,864.7	22,082.6

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. Non-recourse finance, shown as a deduction from loans and advances to customers under UK GAAP is included in debt securities in issue under IFRS.

n) Other liabilities	1 January 2004 £m	31 December 2004 £m
Restatement of dividends in accordance with IAS 10	(65.3)	(74.7)
Reclassification of securitisation vehicle balance sheets	(138.0)	(124.8)
Total impact – decrease in other liabilities	(203.3)	(199.5)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used. IAS 10 requires that dividends are not accrued until they are approved.

o) Accruals and deferred income	1 January 2004 £m	31 December 2004 £m
Reclassification of securitisation vehicle balance sheets	113.8	139.7

IFRS requires the consolidation of securitisation vehicles, compared with linked presentation under UK GAAP.

p) Provisions for liabilities and charges	1 January 2004 £m	31 December 2004 £m
Reversal of deferred tax recognised under UK GAAP (see note 44i)	(19.0)	(31.8)
Restatement of retirement benefits obligations under IAS 19	47.3	52.5
Total impact – increase in provisions for liabilities and charges	28.3	20.7

IAS 19 requires that retirement benefit obligations in the defined benefit section of the pension scheme are included in the Group balance sheet.

q) Other reserves	1 January 2004 £m	31 December 2004 £m
Treatment of actuarial gains and losses on pension scheme	–	(2.8)
Tax effect of above	–	0.8
Total impact – decrease in other reserves	–	(2.0)

Under IAS 19 actuarial gains and losses on the pension scheme are recorded in the Statement of Recognised Income and Expense.

45. Income statement reconciliations between IFRS and UK GAAP

Year ended 31 December 2004

	Note	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Interest and similar income	45a	2,035.5	953.9	2,989.4
Interest expense and similar charges	45a	(1,568.6)	(953.9)	(2,522.5)
Net interest income		466.9	–	466.9
Fee and commission income	45b	292.6	12.5	305.1
Fee and commission expense	45b	(60.1)	(4.4)	(64.5)
Other operating income	45c	31.5	(19.8)	11.7
		264.0	(11.7)	252.3
Total income		730.9	(11.7)	719.2
Administrative expenses		(203.5)	3.4	(200.1)
Depreciation and amortisation		(22.6)	4.4	(18.2)
Covenant to The Northern Rock Foundation		(21.6)	–	(21.6)
Operating expenses	45d	(247.7)	7.8	(239.9)
Impairment losses on loans and advances	45e	(56.5)	8.0	(48.5)
Impairment of fixed asset investments		4.5	–	4.5
Net hedge ineffectiveness and other unrealised fair value gains and losses		–	–	–
Profit before taxation		431.2	4.1	435.3
Income tax expense	45f	(125.0)	(0.8)	(125.8)
Profit for the year		306.2	3.3	309.5
Represented by:				
Appropriations		–	–	–
Profit for the year attributable to equity shareholders		306.2	3.3	309.5
Total profit attributable to equity holders of parent company		306.2	3.3	309.5

Explanation of the effect of the transition to IFRS

The following explains the material adjustments to the income statement.

a) Interest and similar income and interest expense and similar charges

	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	953.9

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

b) Fee and commission income and expense

	Year ended 31 December 2004 £m
Reallocation of fees and commissions (see note 45d)	(4.4)
Consolidation of Special Purpose Entities on a line by line basis	12.5
Total impact – increase in fee and commission income and expense	8.1

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

45. Income statement reconciliations between IFRS and UK GAAP (continued)

c) Other operating income

	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	(19.8)

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

d) Operating expenses

	Year ended 31 December 2004 £m
Calculation of pension cost in accordance with IAS 19	(0.8)
Calculation of share based payments in accordance with IFRS 2	0.5
Consolidation of Special Purpose Entities on a line by line basis	(0.7)
Reallocation of fees and commissions (see note 45b)	4.4
Reversal of property impairment provision	0.8
Reversal of goodwill amortisation charge	3.6
Total impact – decrease in operating expenses	7.8

e) Impairment losses on loans and advances

	Year ended 31 December 2004 £m
Consolidation of Special Purpose Entities on a line by line basis	8.0

IFRS requires the consolidation of securitisation vehicles, whereas under UK GAAP linked presentation is used.

f) Tax on profit on ordinary activities

	Year ended 31 December 2004 £m
Tax effect of IFRS adjustments	(0.8)

46. Balance sheet reconciliation as at 1 January 2005

	Note	IFRS 31 December 2004 £m	Effect of adoption of IAS 32 and IAS 39 £m	IFRS 1 January 2005 £m
Assets				
Cash and balances with central banks		65.3	–	65.3
Derivative financial instruments	46e	–	892.6	892.6
Loans and advances to banks		3,674.2	–	3,674.2
Loans and advances to customers not subject to securitisation		–	–	–
Loans and advances to customers subject to securitisation		–	–	–
Less: non-recourse finance		–	–	–
		–	–	–
Loans and advances to customers	46a	54,768.8	662.6	55,431.4
Available for sale securities				
Investment securities	46b	–	4,966.1	4,966.1
Debt securities	46c	4,742.2	(4,742.2)	–
Equity shares and other variable yield securities	46d	575.6	(575.6)	–
Intangible assets		73.1	–	73.1
Property, plant and equipment		170.5	–	170.5
Deferred income tax asset	46f	14.1	62.1	76.2
Other assets	46g	78.2	(15.8)	62.4
Prepayments and accrued income	46h	718.9	(476.5)	242.4
Total assets		64,880.9	773.3	65,654.2

46. Balance sheet reconciliation as at 1 January 2005 (continued)

	Note	IFRS 31 December 2004 £m	Effect of adoption of IAS 32 and IAS 39 £m	IFRS 1 January 2005 £m
Liabilities				
Deposits by banks		1,201.6	–	1,201.6
Customer accounts	46i	20,393.7	(13.5)	20,380.2
Derivative financial instruments	46k	–	2,050.7	2,050.7
Debt securities in issue				
Securitised notes	46j	22,089.9	(1,066.8)	21,023.1
Covered bonds	46j	1,339.0	89.1	1,428.1
Other	46j	15,435.3	(253.6)	15,181.7
Other liabilities		76.1	–	76.1
Current taxation liabilities		60.0	–	60.0
Accruals and deferred income	46l	679.5	106.4	785.9
Provisions for liabilities and charges		52.5	–	52.5
Subordinated liabilities	46m	1,515.7	(738.5)	777.2
Reserve capital instruments	46n	300.0	(300.0)	–
Tier one notes	46q	200.0	7.6	207.6
Total liabilities		63,343.3	(118.6)	63,224.7
Equity				
Shareholders' funds				
Called up share capital		123.9	–	123.9
Share premium account		6.8	–	6.8
Capital redemption reserve		7.3	–	7.3
Other reserves	46o	(2.0)	35.8	33.8
Retained earnings		1,401.6	(179.7)	1,221.9
Total equity attributable to equity shareholders		1,537.6	(143.9)	1,393.7
Non shareholders' funds				
Reserve capital instruments		–	299.3	299.3
Subordinated notes		–	736.5	736.5
Total non shareholders' funds	46p	–	1,035.8	1,035.8
Total equity		1,537.6	891.9	2,429.5
Total equity and liabilities		64,880.9	773.3	65,654.2

Explanation of the effect of adoption of IAS 32 and IAS39 with effect from 1 January 2005

The following explains the material balance sheet adjustments.

a) Loans and advances to customers

	1 January 2005 £m
Impact of effective interest rate adjustment	(234.2)
Reclassification from prepayments and accrued income in relation to effective interest rate adjustment	433.0
Reclassification of financial instruments on introduction of IAS 39 and impact of fair valuing derivatives	460.5
Impact of discounting on impairment allowance	3.3
Total impact – increase in loans and advances to customers	662.6

In accordance with IAS 39 the interest rate is adjusted to reflect the rate that exactly discounts expected future cash payments or receipts through the expected life of the financial instrument to its net carrying amount. This adjustment includes all fees and interest paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

In accordance with IAS 39, impairment allowances represent the difference between the carrying value of an asset and discounted expected cash flows.

46. Balance sheet reconciliation as at 1 January 2005 (continued)

b) Investment securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	4,966.1

c) Debt securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	(4,742.2)

d) Equity shares and other variable yield securities

	1 January 2005 £m
Reclassification of financial instruments on introduction of IAS 39	(575.6)

e) Derivative financial instruments

	1 January 2005 £m
Valuation of derivative financial instruments	892.6

f) Deferred income tax

	1 January 2005 £m
Deferred tax effect of IAS 32 and IAS 39 adjustments	62.1

g) Other assets

	1 January 2005 £m
Impact of fair valuing derivatives	(15.8)

h) Prepayments and accrued income

	1 January 2005 £m
Reclassification of opening balances to loans and advances to customers in relation to effective interest rate adjustment	(463.2)
Impact of effective interest rate adjustment reclassified to loans and advances to customers	30.2
Impact of fair valuing derivatives	(43.5)
Total impact – decrease in prepayments and accrued income	(476.5)

i) Customer accounts

	1 January 2005 £m
Impact of fair valuing derivatives	(13.5)

j) Debt securities in issue

	1 January 2005 £m
Impact of fair valuing derivatives	(1,231.3)

k) Derivative financial instruments

	1 January 2005 £m
Valuation of derivative financial instruments	2,050.7

46. Balance sheet reconciliation as at 1 January 2005 (continued)

l) Accruals and deferred income

	1 January 2005 £m
Impact of effective interest rate adjustment	(7.9)
Reversal of reserve capital instruments and subordinated liabilities coupon payment accrual in accordance with IAS 32 and IAS 10	(14.3)
Impact of fair valuing derivatives	128.6
Total impact – increase in accruals and deferred income	106.4

m) Subordinated liabilities

	1 January 2005 £m
Transfer to non shareholders' equity	(746.4)
Impact of fair valuing derivatives	7.9
Total impact – decrease in subordinated liabilities	(738.5)

In accordance with the requirements of IAS 32 certain subordinated liabilities are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

n) Reserve capital instruments

	1 January 2005 £m
Transfer to non shareholders' funds	(300.0)

In accordance with the requirements of IAS 32 reserve capital instruments are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon.

o) Other reserves

	1 January 2005 £m
Available for sale reserve	38.4
Cash flow hedge reserve	12.5
Tax impact of items credited directly to equity	(15.1)
Total impact – increase in other reserves	35.8

p) Non shareholders' equity

	1 January 2005 £m
Transfer from subordinated liabilities	736.5
Transfer from reserve capital instruments	299.3
Total impact – increase in non shareholders' equity	1,035.8

q) Tier one notes

	1 January 2005 £m
Impact of fair valuing derivatives	7.6

FIVE YEAR SUMMARY OF RESULTS

Results for 2001 to 2003 are presented under UK GAAP in existence at 31 December 2004. Results for 2004 and 2005 have been prepared using International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board that, under European Regulations, are effective or available for early adoption at the Group's first reporting date under IFRS, 31 December 2005. Certain of these IFRS are only effective from 1 January 2005, and therefore have not been used to restate the 2004 statutory based results. The 2004 statutory results presented therefore reflect only those standards which permit or require retrospective adoption, reflecting the voluntary exemptions of IFRS1 – see note 1v) and notes 43 to 46 to the accounts. If the results under UK GAAP for 2001 to 2003 were to be restated under IFRS, the main adjustments required would be those detailed in notes 44 and 45.

As a result of some IFRS not being required to be implemented until 1 January 2005, to aid comparability of the 2005 results with those of 2004, 2004 results have also been prepared on a proforma basis, incorporating the impact of IFRS where it is possible to determine what the impact would have been if the accounting changes had been effective in 2004. The proforma results shown for 2004 include the impacts of changes to accounting rules relating to effective interest rate and the reclassification of certain financial instruments from debt to equity, but exclude the effects of hedge accounting under IFRS which differs from that applied under UK GAAP.

The 2005 statutory results include the full effects of the introduction of fair value and hedge accounting following the adoption of IAS 32 and 39 with effect from 1 January 2005. An underlying set of results for 2005 has also been presented which reflect management's view of the underlying results excluding the effects of fair value volatility and hedge ineffectiveness in order to provide a clearer representation of the underlying performance of the Group.

Further explanation of the proforma and underlying results is provided in the Operating and Financial Review on pages 35 to 45.

FIVE YEAR SUMMARY OF RESULTS (continued)

		2001	2002	2003	2004 Statutory	2004 Proforma	2005 Statutory	2005 Underlying
Net interest receivable	£m	346.1	391.2	450.7	466.9	612.7	752.3	706.8
Other income and charges	£m	130.3	169.8	209.0	252.3	111.8	129.0	129.0
Net hedge ineffectiveness and other unrealised fair value gains and losses	£m	–	–	–	–	–	(56.4)	–
Total income	£m	476.4	561.0	659.7	719.2	724.5	824.9	835.8
Operating expenses – ongoing	£m	148.0	169.8	194.5	218.3	216.9	249.4	249.4
Operating expenses – non-recurring[1]	£m	–	2.3	5.6	–	–	–	–
Operating expenses – amortisation of goodwill	£m	–	1.5	3.6	–	–	–	–
Covenant to The Northern Rock Foundation	£m	14.8	16.3	19.3	21.6	22.1	24.7	25.2
Provisions for bad and doubtful debts	£m	34.5	43.1	48.7	48.5	48.5	56.6	56.6
Amounts written off fixed asset investments	£m	1.5	2.6	1.4	(4.5)	(4.5)	–	–
Profit on ordinary activities before tax	£m	277.6	325.4	386.6	435.3	441.5	494.2	504.6
Tax on profit on ordinary activities	£m	83.7	96.5	112.2	125.8	127.7	144.9	147.9
Profit on ordinary activities after tax	£m	193.9	228.9	274.4	309.5	313.8	349.3	356.7
Attributable to:								
Appropriations	£m	–	–	–	–	42.6	48.6	48.6
Profit attributable to equity shareholders	£m	193.9	228.9	274.4	309.5	271.2	300.7	308.1
Total assets[2]	£m	31,090	41,875	51,944	64,881	64,711	82,709	81,057
Growth in total assets	%	25	35	24	25	25	28	25
Average interest earning assets	£m	27,524	36,036	46,435	57,071	57,222	72,730	72,730
Mean assets	£m	27,971	36,482	46,909	58,415	58,261	73,710	72,884
Retail deposits	£m	13,370	15,336	16,343	17,290	17,290	20,104	20,104
Shareholders' funds	£m	1,037	1,165	1,340	1,538	1,389	1,576	1,576
Risk asset ratio – overall	%	12.9	15.5	14.3	14.0	13.5	12.3	12.3
Risk asset ratio – tier 1	%	8.2	9.1	9.0	8.7	8.0	7.7	7.7
Gross lending	£m	8,853	12,584	17,315	23,342	23,342	26,879	26,879
Net lending	£m	5,127	6,697	8,514	12,932	12,932	14,555	14,555
Loan balances acquired	£m	–	1,544	–	–	–	–	–
Increase in retail balances	£m	1,318	773	1,007	896	896	2,809	2,809
Retail balances acquired	£m	–	1,193	–	–	–	–	–
Increase in profit after tax[5]	%	12	18	20	n\a	n\a	11	14
Net interest margin	%	1.26	1.09	0.97	0.82	1.07	1.03	0.97
Total income : mean assets	%	1.70	1.54	1.41	1.23	1.24	1.12	1.15
Operating expenses[3]: total income[4]	%	31.1	30.3	29.8	30.4	29.9	30.2	29.8
Operating expenses[3]: mean assets	%	0.53	0.47	0.41	0.37	0.37	0.34	0.34
Provisions : mean advances to customers	%	0.18	0.19	0.19	0.10	0.10	0.09	0.09
Post-tax return on mean equity[5]	%	19.8	20.8	21.9	21.6	20.9	20.3	20.8
Post-tax return on mean risk weighted assets[5]	%	1.45	1.43	1.49	1.45	1.29	1.23	1.26
Earnings per Ordinary Share	p	46.5	55.4	66.6	74.9	65.7	72.5	74.3

1. Non-recurring costs represent
   2002 – non-recurring costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General
   2003 – non-recurring costs incurred in relation to the closure of certain branches
2. Total assets for 2001 to 2003 represent assets under management, which comprised total balance sheet assets plus non-recourse finance. There is no difference between total assets and assets under management in 2004 or 2005
3. Before non-recurring costs
4. Before surplus on sale of credit card portfolio
5. Post-tax returns are calculated by reference to profit attributable to equity shareholders

2005 statutory and underlying ratios are calculated with reference to proforma profit, asset and equity figures for 2004 where applicable. Profit growth ratios for 2004 have not been calculated as 2003 results have not been restated under IFRS.

2006

25 January 2006	Preliminary results for the year ended 31 December 2005
25 April 2006	Annual General Meeting
26 April 2006	Ex-dividend date for final dividend
28 April 2006	Record date for final dividend
26 May 2006	Payment date for final dividend
26 July 2006	Interim results for half year to 30 June 2006
27 September 2006	Ex-dividend date for interim dividend for 2006
29 September 2006	Record date for interim dividend
27 October 2006	Payment date for interim dividend

2007

24 January 2007	Preliminary results for the year ended 31 December 2006
24 April 2007	Annual General Meeting
25 April 2007	Ex-dividend date for final dividend for 2006 (provisional)
27 April 2007	Record date for final dividend (provisional)
25 May 2007	Payment date for final dividend
25 July 2007	Interim results for half year to 30 June 2007
26 September 2007	Ex-dividend date for interim dividend for 2007 (provisional)
28 September 2007	Record date for interim dividend (provisional)
26 October 2007	Payment date for interim dividend

Northern Rock plc. Registered Office: Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL
Registered in England and Wales under Company Number 3273685 www.northernrock.co.uk